     As filed with the Securities and Exchange Commission on July 28, 2006
                                                File Nos. 333-133425; 811-21892


================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-4


     Registration Statement Under The Securities Act of 1933                      [X]
                          Pre-Effective Amendment No. 1                           [X]
                          Post-Effective Amendment No.                            [_]

                             and/or

  Registration Statement Under the Investment Company Act of 1940                 [X]
                         Amendment No. 1                                          [X]
                (Check Appropriate Box or Boxes)


                 Genworth Life & Annuity VA Separate Account 2
                          (Exact Name of Registrant)

                  Genworth Life and Annuity Insurance Company
                              (Name of Depositor)


                6610 W. Broad Street Richmond, Virginia        23230
         (Address of Depositor's Principal Executive Office) (Zip Code)


                                (804) 281-6000
              (Depositor's Telephone Number, including Area Code)

                             Heather Harker, Esq.
                 Vice President and Associate General Counsel
                  Genworth Life and Annuity Insurance Company
                             6610 W. Broad Street
                           Richmond, Virginia 23230
                    (Name and Address of Agent for Service)

          -------------------------------------------------

Approximate Date of Proposed Public Offering:   As soon as practicable after
the effective date of this Registration Statement.

Title of Securities Being Registered: Flexible Purchase Payment Variable Income with Guaranteed Minimum Income Immediate and Deferred Annuity Contracts

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                 Genworth Life & Annuity VA Separate Account 2
                                Prospectus For
   Flexible Purchase Payment Variable Income with Guaranteed Minimum Income
                   Immediate and Deferred Annuity Contracts

                                  Issued by:
                  Genworth Life and Annuity Insurance Company

--------------------------------------------------------------------------------

This prospectus gives details about the contract and the Genworth Life & Annuity VA Separate Account 2 (the "Separate Account") you should know before investing. Please read this prospectus carefully and keep it for future reference.

This prospectus describes individual flexible purchase payment variable income with guaranteed minimum income immediate and deferred annuity contracts (the "contracts") for individuals aged 85 and younger at the time the contract is issued. This contract may be issued as a contract qualified to receive certain tax benefits under the Internal Revenue Code of 1986, as amended (the "Code"), or issued as a non-qualified contract under the Code. Genworth Life and Annuity Insurance Company (the "Company," "we," "us," or "our") issues the contract.

Your purchase payments are allocated to the Subaccount investing in the GE Investments Funds, Inc. -- Total Return Fund -- Class 3 Shares ("Total Return Fund").

The contract offers you Variable Income Payments with a Guaranteed Payment Floor, provided specified contract conditions are met.

Before your Income Payments begin, you may surrender or take partial withdrawals from your contract. After Income Payments begin, you may surrender your contract for the Commutation Value. The value of your contract before and after your Income Payments begin will depend on the investment performance of the Total Return Fund. You bear the investment risk of allocating payments to this contract, subject to any minimum contract guarantees.

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Your contract:

   . Is NOT a bank deposit

   . Is NOT FDIC insured

   . Is NOT insured or endorsed by a bank or any federal government agency

   . Is NOT available in every state

   . MAY go down in value.

These contracts are also offered to customers of various financial institutions and brokerage firms. No financial institution or brokerage firm is responsible for the guarantees under the contracts. Guarantees under the contracts are the sole responsibility of the Company.

A Statement of Additional Information, dated August 4, 2006, which contains additional information about the contract has been filed with the SEC and is incorporated by reference into this prospectus. A table of contents for the Statement of Additional Information appears on the last page of this prospectus. If you would like a free copy of the Statement of Additional Information, call us at:


                                (800) 352-9910;

                                or write us at:

                            6610 West Broad Street
                              Richmond, VA 23230

The Statement of Additional Information and other material incorporated by reference can be found on the SEC's website at:

                                  www.sec.gov

This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.


The date of this prospectus is August 4, 2006.

Table of Contents

               Definitions..................................................  5

               Fee Tables...................................................  8
                  Example...................................................  9

               Condensed Financial Information.............................. 10

               Financial Statements......................................... 10

               Synopsis..................................................... 11

               Investment Results........................................... 14

               The Company.................................................. 15

               The Separate Account......................................... 16
                  The Subaccount and the Total Return Fund.................. 16
                  Voting Rights............................................. 18
                  Changes to the Separate Account and the Subaccount........ 19
                  The Subaccount -- Policies and Procedures................. 19

               Charges and Other Deductions................................. 20
                  Deductions from the Separate Account...................... 21
                  Other Charges............................................. 21

               The Contract................................................. 22
                  Purchase of the Contract.................................. 22
                  Ownership................................................. 23
                  Annuitant/Joint Annuitant................................. 24
                  Assignment................................................ 24
                  Purchase Payments......................................... 25
                  Valuation Day and Valuation Period........................ 25
                  Allocation of Purchase Payments........................... 25
                  Valuation of Accumulation Units........................... 25

               Surrender and Partial Withdrawals............................ 27
                  Surrender and Partial Withdrawals......................... 27
                  Restrictions on Distributions from Certain Contracts...... 28

               Death of Owner and/or Annuitant.............................. 29
                  Distribution Provisions Upon Death of Owner or Joint
                    Owner................................................... 29
                  Death Benefit at Death of any Annuitant Before the
                    Annuity Commencement Date............................... 29
                  How to Claim Death Proceeds and/or Death Benefit Payments. 29
                  Distribution Rules When Death Occurs Before the Annuity
                    Commencement Date and the Beneficiary is the Surviving
                    Spouse.................................................. 32
                  Distribution Rules When Death Occurs On or After the
                    Annuity Commencement Date............................... 32

                Income Payments............................................. 34
                   Monthly Income........................................... 34
                   Guaranteed Payment Floor................................. 37
                   Surrender of the Contract After the Annuity Commencement
                     Date................................................... 38
                   Optional Payment Plans................................... 38

                Federal Tax Matters......................................... 41
                   Introduction............................................. 41
                   Taxation of Non-Qualified Contracts...................... 41
                   Section 1035 Exchanges................................... 45
                   Qualified Retirement Plans............................... 45
                   Federal Income Tax Withholding........................... 50
                   State Income Tax Withholding............................. 51
                   Tax Status of the Company................................ 51
                   Changes in the Law....................................... 51

                Requesting Payments......................................... 52

                Sale of the Contracts....................................... 54

                Additional Information...................................... 55
                   Owner Questions.......................................... 55
                   Return Privilege......................................... 55
                   State Regulation......................................... 55
                   Evidence of Death, Age, Gender or Survival............... 55
                   Records and Reports...................................... 55
                   Other Information........................................ 56
                   Legal Proceedings........................................ 56

                Table of Contents for Statement of Additional Information

Definitions

                      The following terms are used throughout the prospectus:

                      Accumulation Unit -- An accounting unit of measure we use to calculate the value in the Subaccount prior to the Annuity Commencement Date.

                      Adjustment Account -- The account that is established when Monthly Income is calculated on the Annuity Commencement Date.

                      Annual Income Amount -- The sum of Annual Income Amounts determined for the Subaccount investing in the Total Return Fund. The Annual Income Amount for the Subaccount is equal to the number of Annuity Units multiplied by the Annuity Unit Value on the first Valuation Day of each Annuity Year.

                      Annuitant/Joint Annuitant -- The person(s) whose age and, where appropriate, gender, we use to determine Income Payments. The Owner must also be named the Annuitant, unless the Owner is not a natural person.

                      Annuity Commencement Date -- The date on which your Income Payments are scheduled to begin if the Annuitant is living on that date. The Annuity Commencement Date is stated in your contract, unless changed by you in writing in a form acceptable to us.

                      Annuity Unit -- An accounting unit of measure we use to calculate the amount of the second and each subsequent variable income payment.

                      Annuity Year -- Each one-year period beginning on the Annuity Commencement Date or the annual anniversary of the Annuity Commencement Date.

                      Assumed Interest Rate -- The interest rate used in calculating Variable Income Payment amounts.

                      Code -- The Internal Revenue Code of 1986, as amended.

                      Commutation Value -- A lump sum payment payable to the Owner if the contract is surrendered after the Annuity Commencement Date.

                      Contract Date -- The date we issue your contract and your contract becomes effective. Your Contract Date is shown on your contract's data pages. We use the Contract Date to determine contract years and contract anniversaries.

                      Contract Value -- The total value of all your Accumulation Units in the Subaccount.

                      Earliest Income Date -- The earliest date you may receive variable income with a Guaranteed Payment Floor purchased with each purchase payment.

                      General Account -- Assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company.

                      Gross Withdrawal -- An amount withdrawn from Contract Value including any premium tax assessed.

                      Guaranteed Payment Floor -- The guaranteed amount of annual income as of the Annuity Commencement Date for the Annuitant.

                      Guaranteed Payment Floor Factor -- The factor used to calculate the Guaranteed Payment Floor purchased with each Purchase Payment.

                      Home Office -- Our office located at 6610 West Broad Street, Richmond, Virginia 23230.

                      Income Payment -- One of a series of payments made under either monthly Income Payments upon the Annuitization Date or one of the Optional Payment Plans.

                      Joint Guaranteed Payment Floor -- The guaranteed amount of annual income as of the Annuity Commencement Date for Joint Annuitants.

                      Joint Adjustment Factor -- The Guaranteed Payment Floor Factor based on the Annuitant's Attained age, less the Joint Annuitant's Attained Age.

                      Level Income Amount -- The amount that would result from applying the Annual Income Amount to a 12-month period certain, fixed single payment immediate annuity. We will declare the interest rate at the start of each Annuity Year.

                      Monthly Income -- The amount paid by us each month on and after the Annuity Commencement Date. The amount remains constant throughout an Annuity Year. This amount may increase or decrease each Annuity Year.

                      Separate Account -- Genworth Life & Annuity VA Separate Account 2, a separate account we established to receive Subaccount allocations. The Separate Account is divided into a Subaccount, which invests in shares of the Total Return Fund.

                      Subaccount -- A division of the Separate Account which invests exclusively in shares of the Total Return Fund.

                      Surrender Value -- The value of the contract as of the date we receive your written request to surrender at our Home Office, less any applicable premium tax.

                      Valuation Day -- Any day on which the New York Stock Exchange is open for regular trading, except for days on which the Total Return Fund does not value its shares.

                      Valuation Period -- The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

Fee Tables

                      The following tables describe fees and expenses that you will pay when buying, owning or partially withdrawing assets or fully surrendering the contract.

                      The first table describes the fees and expenses that you will pay when you buy the contract, take a partial withdrawal, or fully surrender your contract. State premium taxes may also be deducted.

                    Contract Owner Transaction Expenses
                    ----------------------------------------
                             Surrender Charge           None
                    ----------------------------------------

                      The next table describes the fees and expenses that you will pay periodically during the time you own the contract, not including the fees and expenses for the Total Return Fund.

              Separate Account Annual Expenses
               (as a percentage of your average daily net assets in the Separate Account)
              ---------------------------------------------------------------------------
                Mortality and Expense Risk Fees                          1.00%
              ---------------------------------------------------------------------------
                Account Fees and Expenses                                0.00%
              ---------------------------------------------------------------------------
              Maximum Total Separate Account Annual Expenses             1.00%
              ---------------------------------------------------------------------------

                      For information concerning compensation paid for the sale of the contract, see the "Sale of the Contracts" provision of the prospectus.

                      The next item shows the minimum and maximum total annual operating expenses charged by the Total Return Fund that you may pay periodically during the time that you own the contract. These are expenses that are deducted from Total Return Fund assets, and include management fees, distribution and/or service (12b-1) fees, and other expenses. More detail concerning the Total Return Fund's fees and expenses is contained in the prospectus for the Total Return Fund.


               Total Return Fund Annual Expenses/1/
               -------------------------------------------------
               Management Fees/2/                         0.37%
               Distribution and Service (12b-1) Fees/3/   0.30%
               Other Expenses/3,4/                        0.08%
                                                         -----
               Total Annual Portfolio Operating Expenses  0.75%
               Contractual Fee Waiver/Reimbursement/5/   (0.13)%
                                                         -----
               Net Annual Portfolio Operating Expenses    0.62%
               -------------------------------------------------

                    /1/ Total Annual Portfolio Operating Expenses for Class 3
                        shares reflects anticipated expenses based on Class 1 actual expenses incurred during the fiscal period ended December 31, 2005.

                    /2/ The Management Fees fluctuate based upon the average
                        daily net assets of the Total Return Fund and may be higher or lower than that shown above.

                    /3/ The Distribution and Service (12b-1) Fees and Other
                        Expenses of the Total Return Fund solely attributable to its Class 3 shares are charged to the assets attributable to the Class 3 shares.

                    /4/ Other Expenses include all operating expenses of the
                        Total Return Fund except Management Fees and
                        Distribution and Service (12b-1) Fees.

                    /5/ Pursuant to an agreement with the Total Return Fund, GE
                        Asset Management Incorporated, the investment adviser of the Total Return Fund, has agreed to limit the total operating expenses charged to Total Return Fund assets attributable to the Class 3 shares (excluding class specific expenses such as Investor Service Plan fees and the Distribution and Service (12b-1) Fees, and excluding interest, taxes, brokerage commissions, other expenditures that are capitalized, and other extraordinary expenses not incurred in the ordinary course of the Total Return Fund's business) to 0.32% of the average daily net assets of the Total Return Fund attributable to such shares. Under the agreement, this expense limitation will continue in effect until April 30, 2009 unless extended, and can only be changed with the approval of the Total Return Fund and GE Asset Management Incorporated.

EXAMPLE This Example is intended to help you compare the costs of investing in the contract with the costs of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract charges, and Portfolio fees and expenses.

                      The Example shows the dollar amount of expenses you would bear directly or indirectly if you:

                         . invested $10,000 in the contract for the time
                           periods indicated;

                         . earned a 5% annual return on your investment;

                         . surrendered, annuitized, did not surrender or did
                           not annuitize your contract at the end of the stated period; and

                         . are assessed Separate Account charges of 1.00%,
                           charged as a percentage of an assumed daily Contract Value of $10,000.

                      As this is an Example, your actual expenses may be higher or lower than those shown below. The Example does not include any taxes or tax penalties that may be assessed upon surrender or annuitization of the contract.


                                               1 Year  3 Years 5 Years 10 Years
                                               ------  ------- ------- --------
                   Costs Based on Maximum
                     Annual Portfolio Expenses $177.84 $551.06 $948.93 $2,062.41


                      Please remember that you are looking at an Example and not a representation of past or future expenses. Your rate of return may be higher or lower than 5%, which is not guaranteed.

Condensed Financial Information

                      The value of an Accumulation Unit is determined on the basis of changes in the per share value of the Portfolios and the assessment of Separate Account charges which may vary from contract to contract. Please refer to the Statement of Additional Information for more information on the calculation of Accumulation Unit values.

                      No Condensed Financial Information is available.

Financial Statements


                      The consolidated financial statements of the Company and subsidiary are located in the Statement of Additional Information. If you would like a free copy of the Statement of Additional Information, call (800) 352-9910 or write to our Home Office at the address listed on page 2 of this prospectus. In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov.

Synopsis

                      What type of contract am I buying? The contract is an individual flexible purchase payment variable income contract with guaranteed income on an immediate and deferred annuity basis. We may issue it as a contract qualified ("Qualified Contract") under the Code, or as a contract that is not qualified under the Code ("Non-Qualified Contract"). Because this contract may be used with certain tax qualified retirement plans that offer their own tax deferral benefit, you should consider purchasing the contract for a reason other than tax deferral if you are purchasing this contract as a Qualified Contract. This prospectus only provides disclosure about the contract. Certain features described in this prospectus may vary from your contract. See "The Contract" provision of this prospectus.

                      How does the contract work? Once we approve your application, we will issue a contract to you. During the Accumulation Period, we will use your purchase payments to buy Accumulation Units under the Separate Account, which will in turn, purchase a minimum guaranteed amount of annual income beginning on or after the Earliest Income Date (Annuity Commencement Date.) Should you decide to receive Income Payments (annuitize the contract or a portion thereof) we will convert all or a portion of the contract being annuitized from Accumulation Units to Annuity Units. See "The Contract" provision of this prospectus.

                      On the Annuity Commencement Date, we apply your Contract Value to purchase Income Payments. In turn, Income Payments will be made to you each month. Each monthly Income Payment during an Annuity Year is equal in amount. Because we base Income Payments on Subaccount performance, the amount of payments may change from Annuity Year to Annuity Year. However, the amount paid per month will not be less than the Guaranteed Payment Floor, provided all contractual requirements have been satisfied. See "The Contract", the "Benefits at the Annuity Commencement Date" and the "Guaranteed Payment Floor" provisions in this prospectus.

                      What is the Separate Account? The Separate Account is a segregated asset account established under Virginia insurance law, and registered with the SEC as a unit investment trust. We allocate the assets of the Separate Account to the Subaccount that invests in the Total Return Fund. We do not charge the assets in the Separate Account with liabilities arising out of any other business we may conduct. Amounts you allocate to the Separate Account will reflect the investment performance of the Total Return Fund. You bear the risk of investment gain or loss. See "The Separate Account" provision of this prospectus.

                      What charges are associated with this contract? We assess annual charges in the aggregate at an effective annual rate of 1.00% against the daily net asset value of the Separate Account. These charges consist of mortality and expense risk charges.

                      For a complete discussion of the charges associated with the contract, see the "Charges and Other Deductions" provision of this prospectus.

                      If your state assesses a premium tax with respect to your contract, then at the time we incur the tax (or at such other time as we may choose), we will deduct these amounts from purchase payments or the Contract Value, as applicable. See the "Charges and Other Deductions" and the "Deductions for Premium Taxes" provisions of this prospectus.

                      There are expenses associated with the Total Return Fund. These include management fees and other expenses associated with the daily operation of each Portfolio as well as 12b-1 fees or service share fees. See the "Fee Tables" section in this prospectus. These expenses are more fully described in the prospectus for the Total Return Fund.

                      We currently do not pay compensation to broker-dealers who sell the contracts, however, we reserve the right to do so in the future. For a discussion of this compensation, see the "Sale of the Contracts" provision in this prospectus.

                      How much must I pay and how often? Subject to certain minimum and maximum payments, the amount and frequency of your purchase payments until the Annuity Commencement Date are flexible. See "The Contract -- Purchase Payments" provision of this prospectus.

                      How will my Income Payments be calculated? We will pay you a monthly income beginning on the Annuity Commencement Date provided an Annuitant is still living on that date. You may also decide to take Income Payments under one of the optional payment plans. We will base your initial payment on the Contract Value and other factors. See the "Income Payments" provision of this prospectus.

                      What happens if I die before the Annuity Commencement Date? An owner must also be an Annuitant, and a joint owner must also be a joint annuitant. Before the Annuity Commencement Date, if an owner dies while the contract is in force, we will treat the designated beneficiary as the sole owner of the contract, subject to certain distribution rules. We may pay a death benefit to the designated beneficiary. See "The Death of Owner and/or Annuitant" provision of this prospectus.

                      May I surrender the contract or take partial withdrawals? Yes, subject to contract requirements and restrictions imposed under certain retirement plans.

                      When taking a full surrender or partial withdrawal, you may be subject to income tax and, if you are younger than age 59 1/2 at the time of the surrender or partial withdrawal, a 10% IRS penalty tax. A total surrender or a partial withdrawal may also be subject to tax withholding. See the "Federal Tax Matters" provision of this prospectus. A partial withdrawal may reduce the death benefit by the proportion that the partial withdrawal (including any premium tax assessed) reduces your Contract Value. A partial withdrawal will reduce the Guaranteed Payment Floor by the proportion that the partial withdrawal (including any premium tax assessed) reduces your Contract Value. See the "Death of Owner and/or Annuitant" provision of this prospectus for more information.

                      Do I get a free look at this contract? Yes. You have the right to return the contract to us at our Home Office at the address listed on page 1 of this prospectus, and have us cancel the contract within a certain number of days (usually 10 days from the date you receive the contract, but some states require different periods).

                      If you exercise this right, we will cancel the contract as of the Valuation Day we receive it and send you a refund equal to your Contract Value plus any charges we have deducted from purchase payments prior to their allocation to the Separate Account (excluding any charges the Total Return Fund may have deducted) on or before the Valuation Day we received the returned contract. Or, if required by the law of your state, we will refund your purchase payments (less any partial withdrawals previously taken). See the "Return Privilege" provision of this prospectus for more information.

                      When are my allocations effective when purchasing this contract? Within two business days after we receive all the information necessary to process your purchase order, we will allocate your initial purchase payment directly to the Subaccount that invests in the Total Return Fund.

                      What are the Federal tax implications of my investment in the contract? Generally, all investment earnings under the contract are tax-deferred until withdrawn or until Income Payments begin. A distribution from the contract, which includes a full surrender, partial withdrawal or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply. All amounts includable in income with respect to the contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. See the "Federal Tax Matters" provision of this prospectus.

Investment Results

                      At times, the Separate Account may compare its investment results to various unmanaged indices or other variable annuities in reports to beneficial shareholders, sales literature and advertisements. We will calculate the results on a total return basis for various periods, assuming Separate Account charges.

                      Total returns assume an initial investment of $1,000 and include the reinvestment of dividends and capital gains of the Total Return Fund, the Total Return Fund's charges and expenses (including 12b-1 fees and/or service share fees), and the charges associated with the contract, including the mortality and expense risk charges. Premium taxes are not reflected in any of the calculations, but may apply. See the Statement of Additional Information for more information.

The Company


                      We are a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. We principally offer life insurance policies and annuity contacts. We do business in 49 states and the District of Columbia. Our principal offices are at 6610 West Broad Street, Richmond, Virginia 23230. We are obligated to pay all amounts promised under the contract.

                      Capital Brokerage Corporation serves as principal underwriter for the contracts and is a broker/dealer registered with the SEC. GNA Corporation directly owns the stock of Capital Brokerage Corporation and the Company. GNA Corporation is directly owned by Genworth Financial, Inc.

                      We are a charter member of the Insurance Marketplace Standards Association ("IMSA"). We may use the IMSA membership logo and language in our advertisements, as outlined in IMSA's Marketing and Graphics Guidelines. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

The Separate Account

                      We established the Separate Account as a separate investment account on June 5, 2002. The Separate Account may invest in mutual funds, unit investment trusts, managed separate account, and other portfolios. We use the Separate Account to support the contract as well as for other purposes permitted by law.


                      Currently, only one Subaccount of the Separate Account is available under the contract. The Subaccount invests exclusively in shares the Total Return Fund.


                      The assets of the Separate Account belong to us. Nonetheless, we do not charge the assets in the Separate Account attributable to the contracts with liabilities arising out of any other business which we may conduct. The assets of the Separate Account will, however, be available to cover the liabilities of our General Account to the extent that the assets of the Separate Account exceed its liabilities arising under the contracts supported by it. Income and both realized and unrealized gains or losses from the assets of the Separate Account are credited to or charged against the Separate Account without regard to the income, gains or losses arising out of any other business we may conduct.

                      We registered the Separate Account with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). The Separate Account meets the definition of a separate account under the Federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account by the SEC. You assume the full investment risk for all amounts you allocate to the Separate Account.

                      If permitted by law, we may deregister the Separate Account under the 1940 Act in the event registration is no longer required, manage the Separate Account under the direction of a committee, or combine the Separate Account with one of our other separate accounts. Further, to the extent permitted by applicable law, we may transfer the assets of the Separate Account to another separate account.

THE SUBACCOUNT        There is one Subaccount of the Separate Account which
AND THE TOTAL         corresponds to the Total Return Fund offered in the
RETURN FUND           contract. The Total Return Fund is registered with the
                      SEC as an open-end management investment company under the 1940 Act.

                      Before investing in the contract, carefully read the prospectus for the Total Return Fund along with this prospectus. We summarize the investment objective of the Total Return in the following paragraph. There is no assurance that the Total Return Fund will meet this objective. We do not guarantee any minimum value for the amounts allocated to the Separate Account. You bear the investment risk of investing in the Total Return Fund.

                      The investment objective and adviser to the Total Return Fund is as follows:

  Investment Objective                                                             Adviser
  -----------------------------------------------------------------------------------------------------
  Seeks the highest total return, composed of current income and       GE Asset Management Incorporated
  capital appreciation, as is consistent with prudent investment risk.
  -----------------------------------------------------------------------------------------------------

                      We will purchase shares of the Total Return Fund at net asset value and direct them to the Subaccount. We will redeem sufficient shares of the Total Return Fund at net asset value to pay death benefits, surrender proceeds, and partial withdrawals, to make Income Payments or for other purposes described in the contract. We automatically reinvest al dividend and shares of the Total Return Fund at its net asset value on the date of distribution. In other words, we do not pay dividends or capital gains of the Total Return Fund to owners as additional units, but instead reflect them in unit values.

                      Shares of the Total Return Fund are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies that issue variable annuity contracts and variable life insurance policies. In addition, they may be sold to retirement plans.

                      When the Total Return Fund sells its shares both to variable annuity and to variable life insurance separate accounts, it engages in mixed funding. When the Total Return Fund sells its shares to separate accounts of unaffiliated life insurance companies, it engages in shared funding.

                      The Total Return Fund may engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various shareholders participating in the Total Return Fund could conflict. The Board of Directors of the Total Return Fund will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the prospectus for the Total Return Fund for additional information.

                      We have entered into an agreement with GE Asset Management Incorporated ("GEAM") under which GEAM pays us a fee for administrative and other services we provide relating to the Total Return Fund. The fees are based upon a percentage of the average annual aggregate net amount we have invested in the Total Return Fund on behalf of the Separate Account and other separate accounts funding certain variable insurance contracts that we and our affiliates issue. The Separate Account did not have any sales in the year 2005. We have entered into a new Administrative Service Agreement with GEAM to provide certain services in the nature of "personal service and/or the maintenance of shareholder accounts" as referenced in NASD Conduct Rule 2830(b)(9) and certain other administrative services delineated therein relating to the Total Return Fund. GEAM has agreed to pay us an amount equal to 0.05% of the average daily net assets attributable to the Total Return Fund, pursuant to this new agreement, to compensate us for providing such administrative services. Payment of these amounts is not an additional charge to you by the Total Return Fund or by us, but comes from GEAM.

                      In addition to the asset-based payments for administrative and other services described above, GEAM may also pay us, or our affiliate Capital Brokerage Corporation, to participate in periodic sales meetings, for expenses relating to the production of promotional sales literature and for other expenses or services. The amount paid to us, or our affiliate Capital Brokerage Corporation, may be significant. Payments to participate in sales meetings may provide GEAM with greater access to our internal and external wholesalers to provide training, marketing support and educational presentations.

                      In consideration of services provided and expenses incurred by Capital Brokerage Corporation in distributing shares of the Total Return Fund, Capital Brokerage Corporation receives 12b-1 fees from the Total Return Fund equal to 0.30% of Separate Account assets invested in the Total Return Fund.

VOTING RIGHTS         As required by law, we will vote the shares of the Total
                      Return Fund held in the Separate Account at special shareholder meetings based on instructions from you.
                      However, if the law changes and we are permitted to vote in our own right, we may elect to do so.

                      Whenever a Fund calls a shareholder meeting, owners will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting. Each person having a voting interest in the Portfolio will receive proxy voting materials, reports, other materials, and a form with which to give us voting instructions.

                      We will determine the number of votes which you have the right to cast by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, we will recognize fractional shares.

                      We will vote Total Return Fund shares for which no instructions are received (or instructions are not received timely) in the same proportion to those that are received. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the number of votes eligible to be cast.


                      This type of voting, often referred to as "proportional voting," permits all contract owners in this contract, as well as contract owners from other variable annuity contracts and variable life insurance policies who have assets allocated to subaccounts which invest in the Total Return Fund ("Beneficial Shareholders") to participate in the voting process.

                      Proportional voting does not require a predetermined number of votes for a quorum and if the majority Beneficial Shareholders do not participate in the voting process, minority Beneficial Shareholders can determine the result.


                      Since the Total Return Fund may engage in shared funding, other persons or entities besides us may vote shares of the Total Return Fund.

CHANGES TO THE        We reserve the right, within the law, to make additions,
SEPARATE ACCOUNT      deletions and substitutions for the Total Return Fund. We
AND THE               may substitute shares of other portfolios for shares
SUBACCOUNT            already purchased, or to be purchased in the future,
                      under the contract. This substitution might occur if shares of the Total Return Fund should become inappropriate for purposes of the contract, in the judgment of our management. The new portfolio may have higher fees and charges than the Total Return Fund and not all portfolios may be available to all classes of contracts. Currently, we have no intention of substituting or deleting the Total Return Fund, however, we reserve our right to do so should the Total Return
                      Fund become inappropriate to maintain the guarantees under the contract. We will only substitute the Total
                      Return Fund with an equity based investment option should we exercise our right to substitute the Total Return Fund in the future. No substitution or deletion will be made to the contract without prior notice to you and before any necessary approval of the SEC in accordance with the 1940 Act.

                      We also reserve the right to establish additional subaccounts, each of which would invest in a separate portfolio of GE Investments Funds, Inc., or in shares of another investment company, with a specified investment objective. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax or investment conditions warrant. We will not eliminate a subaccount without prior notice to you and before any necessary approval of the SEC. Not all subaccounts may be available to all classes of contracts.

                      If permitted by law, we may create new separate accounts; deregister the Separate Account under the 1940 Act in the event such registration is no longer required; manage the Separate Account under the direction of committee; or combine the Separate Account with one of our other separate accounts. Further to the extent permitted by applicable law, we may transfer the assets of the Separate Account to another separate account.

THE SUBACCOUNT --     We have not adopted policies and procedures with regard
POLICIES AND          to frequent trading for this product. This product is
PROCEDURES            unique compared to other variable annuity products
                      because it has only one Subaccount investing in one portfolio.

                      The Total Return Fund may refuse purchase payments for any reason. In such case, if we cannot make the purchase request on the date you allocate assets, your assets will be returned to you.

Charges and Other Deductions

                      We sell the contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. We currently do not pay commissions to the broker-dealers for selling this contract, but we reserve the right to do so in the future. We intend to recover the cost of marketing, administering and other costs associated with the benefits of the contracts through fees and charges imposed under the contracts. See below and the "Sale of the Contracts" provision of this prospectus.

                      We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. Our administrative services include:

                         . processing applications for and issuing the
                           contracts;

                         . maintaining records;

                         . administering Income Payments;

                         . furnishing accounting and valuation services
                           (including the calculation and monitoring of daily Subaccount values);

                         . reconciling and depositing cash receipts;

                         . providing contract confirmations and periodic
                           statements;

                         . providing toll-free inquiry services; and

                         . furnishing telephone and internet transaction
                           services.

                      The risks we assume include:


                         . the risk that the actual life-span of persons
                           receiving Income Payments under contract will exceed the assumptions reflected in our guaranteed rates (these rates are incorporated in the contract and cannot be changed); and

                         . the risk that our costs in providing the services
                           will exceed our revenues from contract charges (which cannot be changed by us).


                      The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. We may also realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

DEDUCTIONS FROM       We deduct from the Separate Account an amount, computed
THE SEPARATE          daily, equal to an annual rate of 1.00% of the daily net
ACCOUNT               assets of the Separate Account. The charge consists of a
                      mortality and expense risk charge. These deductions from the Separate Account are reflected in your Contract Value.

OTHER CHARGES

DEDUCTIONS FOR        We will deduct charges for any premium tax or other tax
PREMIUM TAXES         levied by any governmental entity from purchase payments
                      or Contract Value when the premium tax is incurred or when we pay proceeds under the contract (proceeds include full surrenders, partial withdrawals, Income Payments and death benefit payments).

                      The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of your state of residence. The tax generally ranges from 0.0% to 3.5%.

OTHER CHARGES AND     The Total Return Fund incurs certain fees and expenses.
DEDUCTIONS            To pay for these expenses, the Total Return Fund makes
                      deductions from its assets. The deductions are described more fully in the Total Return Fund's prospectus.

The Contract

                      The contract is an individual flexible purchase payment variable income with guaranteed minimum income immediate and deferred annuity contract. We describe your rights and benefits below and in the contract. There may be differences in your contract (such as differences in fees, charges and benefits) because of requirements of the state where we issued your contract. We will include any such differences in your contract.

PURCHASE OF THE       If you wish to purchase a contract, you must apply for it
CONTRACT              through an authorized sales representative. The sales
                      representative will send your completed application to us, and we will decide whether to accept or reject it. If we accept your application, our legally authorized officers prepare and execute a contract. We then send the contract to you through your sales representative. See the "Sale of the Contracts" provision of this prospectus.

                      If we receive a completed application and all other information necessary for processing a purchase order, we will apply your initial purchase payment no later than two Valuation Days after we receive the order. While attempting to finish an incomplete application, we may hold the initial purchase payment for no more than five Valuation Days. If the incomplete application cannot be completed within five days, we will inform you of the reasons, and will return your purchase payment immediately, unless you specifically authorize us to keep it until the application is complete. Once you complete your application, we must apply the initial purchase payment within two Valuation Days. We apply any additional purchase payments you make on the Valuation Day we receive them at our Home Office.

                      To apply for a contract, you must be of legal age in a state where we may lawfully sell the contracts and, if part of a plan, you must also be eligible to participate in any of the qualified or non-qualified retirement plans for which we designed the contracts. The Annuitant(s) cannot be older than age 85 at the time of application, unless we approve a different age. Various firms and financial institutions that sell our products have their own guidelines on when certain products are suitable and may impose issue age restrictions which are younger than those stated in our contracts. We neither influence, nor agree or disagree with the age restrictions imposed by firms and financial institutions.

                      This contract may be used with certain tax qualified retirement plans. The contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit; the purchase of this contract does not provide additional tax deferral benefits beyond those provided in the qualified retirement plan. Accordingly, if you are purchasing this contract as a Qualified Contract, you should consider purchasing this contract for its death benefit, income benefit, and other non-tax-related benefits. Please consult a tax adviser for information specific to your circumstances in order to determine whether this contract is an appropriate investment for you.

                      Purchasing the contract through a tax-free "Section 1035" exchange. Section 1035 of the Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can use the proceeds from another annuity contract to make purchase payments for this contract. Before making an exchange to acquire this contract, you should carefully compare this contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this contract. The fees and charges under this contract may be higher (or lower), and the benefits may be different, than those of your current contract. In addition, you may have to pay Federal income and penalty taxes on the exchange if it does not qualify for Section 1035 treatment. You should not exchange another contract for this contract unless you determine, after evaluating all of the facts, that the exchange is in your best interest. Please note that the person who sells you this contract generally will earn a commission.

OWNERSHIP             As owner, you have all rights under the contract, subject
                      to the rights of any irrevocable beneficiary. Two persons may apply as joint owners for a Non-Qualified Contract.
                      Joint owners have equal undivided interests in their contract. That means that each may exercise any ownership rights on behalf of the other, except ownership changes.
                      Joint owners also have the right of survivorship. This means if a joint owner dies, his or her interest in the contract passes to the surviving owner. You must have our approval to add a joint owner after we issue the contract. We may require additional information, if joint ownership is requested after the contract is issued.


                      Subject to any restrictions stated below, before the Annuity Commencement Date, you may change:


                         . your Annuity Commencement Date;

                         . your optional payment plan; and

                         . your, primary beneficiary and/or contingent
                           beneficiary (unless the primary beneficiary or contingent beneficiary is named as an irrevocable beneficiary), upon written notice to our Home Office, provided an Annuitant is living at the time of the request. If you change a beneficiary, your plan selection will no longer be in effect unless you request that it continue. In addition, during an Annuitant's life, you can change any non-natural owner to another non-natural owner. Changing the non-natural owner may have tax consequences and you should consult a tax adviser before doing so.

                      We must receive your request for a change in a form satisfactory to us. The change will take effect as of the date you sign the request. The change will be subject to any payment made before we recorded the change.

ANNUITANT/            An Annuitant must be named, and the Annuitant must be the
JOINT ANNUITANT       same person as the owner, unless the owner is a
                      non-natural person, such as a trust. In addition, if there are joint owners, the joint owner must be named a Joint Annuitant. Any joint owner added after the contract is issued must be the owner's spouse. If an owner adds his or her spouse as joint owner/Joint Annuitant, such addition can only take place prior to the Annuity
                      Commencement Date.

ASSIGNMENT            An owner of a Non-Qualified Contract may assign some or
                      all of his or her rights under the contract. An assignment must occur before any Income Payments begin and while an Annuitant is still living. Once proper notice of the assignment is recorded by our Home Office, the assignment will become effective as of the date the written request was signed.

                      If a Non-Qualified Contract is assigned or sold, unless under an involuntary assignment affected by legal process, the Guaranteed Payment Floor will reduce to zero and cannot be increased. See the "Guaranteed Payment Floor" provision.

                      Qualified Contracts, IRAs and Tax Sheltered Annuity Contracts may not be assigned, pledged or otherwise transferred except where allowed by law.

                      We are not responsible for the validity or tax consequences of any assignment. We are not liable for any payment or settlement made before the assignment is recorded. Assignments will not be recorded until our Home Office receives sufficient direction from the owner and the assignee regarding the proper allocation of contract rights.

                      Amounts pledged or assigned will be treated as distributions and will be included in gross income to the extent that the Contract Value exceeds the investment in the contract for the taxable year in which it was pledged or assigned. Amounts assigned may be subject to an IRS tax penalty equal to 10% of the amount included in gross income.

                      Assignment of the entire Contract Value may cause the portion of the contract exceeding the total investment in the contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect.

PURCHASE              You may make purchase payments to us at any frequency and
PAYMENTS              in the amount you select, subject to certain
                      restrictions. You must obtain our prior approval before you make total purchase payments for any Annuitant age 79 or younger that exceed $2,000,000. If any Annuitant is age 80 or older at the time of payment, the total amount not subject to prior approval is $1,000,000. Purchase payments may be made at any time prior the Annuity
                      Commencement Date, the surrender of the contract, or the death of the owner (or joint owner, if applicable), whichever comes first. We reserve the right to refuse to accept a purchase payment for any lawful reason and in a manner that does not unfairly discriminate against similarly situated purchasers.


                      The minimum initial purchase payment is $5,000 ($2,000 if your contract is a IRA contract.) Each additional purchase payment must be at least $500 for Non-Qualified Contracts ($200 if paid by electronic fund transfers), $50 for IRA contracts, and $100 for other Qualified Contracts.

VALUATION DAY         We will value Accumulation Units and Annuity Units once
AND VALUATION         daily at the close of regular trading (currently 4:00
PERIOD                p.m. Eastern Time) on each day the New York Stock
                      Exchange is open except for days on which a Portfolio does not value its shares. If a Valuation Period contains more than one day, the unit values will be the same for each day in the Valuation Period.

ALLOCATION OF         We place purchase payments into the Subaccount that
PURCHASE              invests in the Total Return Fund.
PAYMENTS

                      Upon allocation to the Subaccount that invests in the Total Return Fund, we convert purchase payments into Accumulation Units. We determine the number of Accumulation Units credited by dividing the amount allocated to the Subaccount by the value of an Accumulation Unit for the Subaccount on the Valuation Day on which we receive any additional purchase payment at our Home Office. The number of Accumulation Units determined in this way is not changed by any subsequent change in the value of an Accumulation Unit. However, the dollar value of an Accumulation Unit will vary depending not only upon how well the Total Return Fund's investments perform, but also upon the expenses of the Separate Account and the Total Return Fund.

VALUATION OF          Partial withdrawals, full surrenders and/or payment of a
ACCUMULATION          death benefit all result in the cancellation of an
UNITS                 appropriate number of Accumulation Units. We cancel
                      Accumulation Units as of the end of the Valuation Period in which we receive notice or instructions with regard to the partial withdrawal, full surrender or payment of a death benefit. The Accumulation Unit value at the end of every Valuation Day equals the Accumulation Unit value at the end of the preceding Valuation Day multiplied by the net investment factor (described below). We arbitrarily set the Accumulation Unit value at the inception of the Subaccount at $10. On any Valuation
                      Day, we determine your Subaccount value by multiplying the number of Accumulation Units attributable to your contract by the Accumulation Unit value for that day.

                      The net investment factor is an index used to measure the investment performance of the Subaccount from one Valuation Period to the next. The net investment factor for the Subaccount for any Valuation Period reflects the change in the net asset value per share of the Portfolio held in the Subaccount from one Valuation Period to the next, adjusted for the daily deduction of the mortality and expense risk charges. If any "ex-dividend" date occurs during the Valuation Period, we take into account the per share amount of any dividend or capital gain distribution so that the unit value is not impacted. Also, if we need to reserve money for taxes, we take into account a per share charge or credit for any taxes reserved for which we determine to have resulted from the operations of the Subaccount.

                      The value of an Accumulation Unit may increase or decrease based on the net investment factor. Changes in the net investment factor may not be directly proportional to changes in the net asset value of the Portfolio because of the deduction of Separate Account charges. Though the number of Accumulation Units will not change as a result of investment experience, the value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. See the Statement of Additional Information for more details.

Surrender and Partial Withdrawals

SURRENDER AND         We will allow you to totally surrender your contract or
PARTIAL               withdraw of a portion of your Contract Value at any time
WITHDRAWALS           before the Annuity Commencement Date upon your written
                      request, subject to the conditions discussed below.

                      We will not permit a partial withdrawal that is less than $100 or a partial withdrawal which would reduce your Contract Value to less than $1,000. If your partial withdrawal request would reduce your Contract Value to less than $1,000, we will surrender your contract in full. Different limits and other restrictions may apply to Qualified Contracts.

                      The amount payable on surrender of the contract is the Surrender Value at the end of the Valuation Period during which we receive the request. The Surrender Value equals:

                        (1) the Contract Value on the Valuation Day we receive
                            a request for surrender; less

                        (2) any applicable premium tax.

                      We may pay the Surrender Value in a lump sum or under one of the optional payment plans specified in the contract, based on your instructions.

                      When taking a partial withdrawal, any applicable premium tax will be taken from the amount withdrawn unless otherwise requested.

                      We will delay making a payment if:

                        (1) the disposal or valuation of the Separate Account's
                            assets is not reasonably practicable because the New York Stock Exchange is closed;

                        (2) on nationally recognized holidays, trading is
                            restricted by the New York Stock Exchange;

                        (3) an emergency exists making the disposal or
                            valuation of securities held in the Separate
                            Account impracticable; or

                        (4) the SEC by order permits postponement of payment to
                            protect our owners.

                      Rules and regulations of the SEC will govern as to when the conditions described in (3) and (4) above exist. If we are closed on days when the New York Stock Exchange is open, Contract Value may be affected since owners will not have access to their account.

                      Please remember that partial withdrawals will reduce your death benefit by the proportion that the partial withdrawal (including any applicable premium tax assessed) reduces your Contract Value. See the "Death of Owner and/or Annuitant" provision of this prospectus. A partial withdrawal will reduce the Guaranteed Payment Floor by the proportion that the partial withdrawal (including any premium tax assessed) reduces your Contract Value.

                      Partial withdrawals and surrenders may also be subject to income tax and, if taken prior to age 59 1/2, an additional 10% IRS penalty tax. See the "Federal Tax Matters" provision in this prospectus.

RESTRICTIONS ON       Section 830.105 of the Texas Government Code permits
DISTRIBUTIONS         participants in the Texas Optional Retirement Program to
FROM CERTAIN          surrender their interest in a variable annuity contract
CONTRACTS             issued under the Texas Optional Retirement Program only
                      upon:

                        (1) termination of employment in the Texas public
                            institutions of higher education;

                        (2) retirement;

                        (3) death; or

                        (4) the participant's attainment of age 70 1/2.

                      If your contract is issued to a Texas Optional Retirement Program, you must furnish us proof that one of these four events has occurred before we distribute any amounts from your contract.

Death of Owner and/or Annuitant

DISTRIBUTION          In certain circumstances, Federal tax law requires that
PROVISIONS UPON       distributions be made under this contract. Except as
DEATH OF OWNER        described below in the "Distribution Rules" provision, a
OR JOINT OWNER        distribution is required upon the death of:

                        (1) an owner or joint owner; or

                        (2) the Annuitant or Joint Annuitant if the owner is a
                            non-natural entity.

                      The amount of proceeds payable upon the death of an owner or joint owner (or the Annuitant or Joint Annuitant if the owner is a non-natural entity) and the methods available for distributing such proceeds are described in the provision below.

                      If any Annuitant or Joint Annuitant (because an owner must also be the Annuitant and joint owner must also be the Joint Annuitant), dies prior to the Annuity Commencement Date, the amount of proceeds payable will be the Contract Value as of the first Valuation Day which we receive a request for surrender or choice of applicable payment choice, due proof of death and any required forms at our Home Office.

DEATH BENEFIT         If any Annuitant dies before Income Payments begin, the
AT DEATH OF ANY       amount of proceeds payable is the death benefit. Upon
ANNUITANT             receipt of due proof of an Annuitant's death and all
BEFORE THE            required forms (generally, due proof of death is a
ANNUITY               certified copy of the death certificate or a certified
COMMENCEMENT          copy of the decree of a court of competent jurisdiction
DATE                  as to the finding of death), a death benefit will be paid
                      in accordance with your instructions, subject to distribution rules and termination of contract provisions discussed in the contract and elsewhere in this prospectus.

                      The death benefit available is equal to the Contract Value on the first Valuation Day we have received proof of death and all required forms at our Home Office.

HOW TO CLAIM          At the death of the Annuitant or Joint Annuitant, the
PROCEEDS AND/OR       person or entity first listed below who is alive or in
DEATH BENEFIT         existence on the date of that death will become the
PAYMENTS              designated beneficiary:

                        (1) owner or joint owner;

                        (2) primary beneficiary;

                        (3) contingent beneficiary;

                        (4) owner or joint owner's estate.

                      The designated beneficiary will be treated thereafter as the sole owner of the contract. The designated beneficiary may choose one of the payment choices described below, or a default payment choice will apply if no such election is made. For purposes of this provision, if there is more than one primary beneficiary named, each one will be treated separately with respect to their portion of the contract. Thus, in cases where there are multiple designated beneficiaries, once all required information is received, each designated beneficiary will be allocated their share of the proceeds in accordance with the terms of the contract and as specified by the owner. Then, each designated beneficiary may elect one of the payment choices below or have the default payment choice apply. If there is no primary beneficiary(ies) alive or in existence at the time of the death, all proceeds will be then payable to any named contingent beneficiary(ies).

                      We should be notified immediately by telephone or in writing upon the death of an Annuitant or Joint Annuitant. We have the right to request that any notification of death given by telephone be immediately followed by written notification. Upon notification, no additional purchase payments will be accepted (unless the designated beneficiary is the spouse of the deceased and that spousal beneficiary has elected to continue the contract). Due proof of death consists of a death certificate issued by a government jurisdiction or a court of law. Any required forms can consist of information necessary in order to pay any named designated beneficiary(ies) and any other information necessary to process applicable proceeds.

                      Payment choices. The designated beneficiary may elect the form in which the proceeds will be paid from the following payment choices (and if no election is made, the default payment choice described below will apply):

                        (1) receive the proceeds in a lump sum;

                        (2) receive the proceeds over a period of five years
                            following the date of death. At the end of the five year period, any remaining amounts will be distributed in a lump sum (if the designated beneficiary dies before all payments have been distributed, the remaining proceeds will be paid to the person or entity named by the designated beneficiary or to his or her estate if no person or entity is named);


                        (3) elect Optional Payment Plan 1 or 2 as described in
                            the Optional Payment Plans section. If elected, payments must commence no later than one year after the date of death. In addition, if Optional Payment Plan 1 is chosen, the period certain cannot exceed the designated beneficiary's life expectancy, and if Optional Payment Plan 2 is chosen, the fixed period cannot exceed the designated beneficiary's life expectancy;

                        (4) elect to receive Monthly Income; or

                        (5) if the designated beneficiary is the spouse of a
                            deceased owner, he or she may continue his or her portion of the contract as the owner. If the surviving spouse elects to continue the contract, the terms of the contract will continue, except that:

                            (1) the Guaranteed Payment Floor will be the Joint
                                Guaranteed Payment Floor determined as of the date of the death of the deceased owner;

                            (2) no additional purchase payments will be
                                accepted; and

                            (3) there will be no further step-up of the
                                Guaranteed Payment Floor.

                      If a designated beneficiary makes no election within 60 days following receipt of due proof of death and all required forms at our Home Office, payments will be made over a period of five years following the date of death.

                      If an owner who is not the surviving spouse of the deceased elects to receive Monthly Income, under Option 4 above, then payments may be made provided that:

                        (1) the first Monthly Income payment must be paid no
                            later than one year after the date of death;

                        (2) the period certain for the income plan is shorter
                            than the designated beneficiary's life expectancy as determined by the Internal Revenue Service; and

                        (3) the Earliest Income Date is less than one year
                            after the date of death.

                      In addition, the following will apply:

                        (1) the Guaranteed Payment Floor will be the Joint
                            Guaranteed Payment Floor determined as of the date of the death of the deceased owner;

                        (2) no additional purchase payments will be accepted;
                            and

                        (3) there will be no further step-up of the Guaranteed
                            Payment Floor.

DISTRIBUTION          The distribution rules below apply to Non-Qualified
RULES WHEN            Contracts that are generally treated as annuity contracts
DEATH OCCURS          under the Code. These rules do not apply to Qualified
BEFORE THE            Contracts or contracts held by charitable remainder
ANNUITY               trusts and certain other entities. Contracts that are not
COMMENCEMENT          subject to these rules may be subject to other
DATE AND THE          distribution rules. See the "Federal Tax Matters"
BENEFICIARY IS THE    provision in this prospectus. If the sole designated
SURVIVING SPOUSE      beneficiary is the surviving spouse of the deceased
                      owner, the surviving spouse may elect to continue the contract with the surviving spouse as the owner. If the deceased owner was also an Annuitant or Joint Annuitant, the surviving spouse will automatically become the new sole Annuitant. As the new named owner and Annuitant, the surviving spouse may exercise all rights as stated in the contract. Any other surviving Joint Annuitant will be removed from the contract. Should the surviving spouse remarry, the new spouse may not exercise this provision at the death of the surviving spouse. If the surviving spouse is one of multiple designated beneficiaries, the surviving spouse may only continue the contract with the proportion allocated to him or her by the owner as stated on the application or later in writing in a form acceptable to us.

                      If the designated beneficiary(ies) is not the surviving spouse of the deceased, the designated beneficiary(ies) may not continue the contract indefinitely. Instead, the proceeds from the contract must be distributed within five years of the date of death in accordance with payment choice 1 or 2, unless payment choice 3 or 4 is timely elected, in which case, payments will begin within one year of the date of the deceased owner's death and extend over the designated beneficiary's life or a period not longer than the designated beneficiary's life expectancy.

DISTRIBUTION          If the last surviving Annuitant dies on or after the
RULES WHEN            Annuity Commencement Date, Monthly Income will be paid
DEATH OCCURS ON       under the contract at least as rapidly as under the
OR AFTER THE          method of distribution in effect at the time of death,
ANNUITY               notwithstanding any other provision of the contract;
COMMENCEMENT          i.e., unless accelerated in accordance with the contract
DATE                  terms, Income Payments will continue to the beneficiary
                      under the distribution method in effect at the time of death. Or, if chosen, the death benefit may be paid in a lump sum.

                      The lump sum amount will be the greater of (1) and (2) where:

                        (1) is the present value of the Guaranteed Payment
                            Floor for the number of years remaining in the period certain; and

                        (2) is the present value of the Annual Income Amount
                            for the number of years remaining in the period certain.

                      Present value will be calculated at rate of 1% above the Assumed Interest Rate at which the payments and Annuity Units were calculated. We will calculate the present value on the Valuation Day that we receive due proof of death and all required forms at our Home Office.

Income Payments


                      The Annuity Commencement Date is the date Income Payments begin under the contract, provided an Annuitant is still living on that date. You select the Annuity Commencement Date at issue, and the Annuity Commencement Date may elect to extend the Annuity Commencement Date in one-year increment, so long as the new Annuity Commencement Date is not a date beyond the latest permitted Annuity Commencement Date. The latest Annuity Commencement Date we currently permit may not be a date beyond the younger Annuitant's 90th birthday, unless we consent to a later date. We reserve the right to discontinue to allow the deferral of the Annuity Commencement Date at any time and without prior notice. Any consent for a new Annuity Commencement Date will be provided on a non-discriminatory basis. The Guaranteed Payment Floor is zero if the Annuity Commencement Date is prior to the Earliest Income Date.

                      To change the Annuity Commencement Date, send a written notice to our Home Office at least 30 days prior to the proposed new Annuity Commencement Date. If you change the Annuity Commencement, and we consent to the new Annuity Commencement Date, the Annuity Commencement Date will mean the new Annuity Commencement Date you selected.

                      An Annuity Commencement Date that occurs or is scheduled to occur at an advanced age (e.g., past age 85) may, in certain circumstances, have adverse income tax consequences. See the "Federal Tax Matters" provision of this prospectus. Contracts issued to qualified retirement plans provide for Income Payments to start on the date and under the option specified by the plan.


MONTHLY INCOME        We will begin making Monthly Income payments to you on
                      the Annuity Commencement Date. Monthly Income will not vary during an Annuity Year.

                      We will pay an income benefit in the form of a Life Income with a 20 Years Period Certain. Other income plans may be available upon request; however, if you change your income plan to another income plan, the Guaranteed Payment Floor will be zero. Adding a spousal Joint Annuitant is not considered a change in income plan. You may only change your income plan prior to the Annuity Commencement Date.

                      Payments will continue for the life of the Annuitant under the Life Income with 20 Years Period Certain plan, if he or she lives longer than 20 years. If the Annuitant dies before the end of 20 years, we will continue the remaining payments for the remaining period to you or to the designated payee. Payments will continue for the life of the surviving Annuitant under the Joint Life and Survivor Income with 20 Years Period Certain plan, if any Annuitant lives longer than 20 years. If both Annuitants die before the end of 20 years, the remaining payments will be paid to you or another payee you have designated.

                      The Initial Monthly Income Payment. We determine the initial Monthly Income payment by taking the greater of:

                        (1) the Guaranteed Payment Floor divided by 12; and

                        (2) the Level Income Amount.

                      The Annual Income Amount is used to determine the Level Income Amount. The Level Income Amount is the monthly amount that would result from applying the Annual Income Amount to a twelve month, period certain, fixed single payment immediate annuity.

                      The initial Annual Income Amount for the Subaccount investing in the Total Return Fund is equal to (1) multiplied by (2), divided by (3), where:

                        (1) is the annual payment rate per $1,000 for your
                            income plan using the Settlement Age(s) of the Annuitant and any Joint Annuitant as of the Annuity Commencement Date;

                        (2) is the Annuity Commencement Value, less any premium
                            tax; and

                        (3) is $1,000.

                      Annual payments rates are based on the Annuity 2000 Mortality Tables using an assumed interest rate of 3%.

                      On the Annuity Commencement Date, if any Monthly Income would be $100 or less, we reserve the right to reduce the frequency of payments to an interval that would result in each amount being at least $100. If the annual payment would be less than $100, we will pay the Annuity Commencement Value and the contract will terminate on the Annuity Commencement Date.

                      Subsequent Monthly Income Payments. Monthly Income in subsequent Annuity Years will be calculated as of the first Valuation Day of each Annuity Year and is equal to the greater of (1) and (2) where:

                        (1) is the subsequent Level Income Amount, minus any
                            value in the Adjustment Account as of the date the last Monthly Income was paid divided by twelve; and

                        (2) is the Guaranteed Payment Floor divided by twelve.

                      The Annual Income Amount is used to determine the Level Income Amount. The Annual Income Amount in subsequent Annuity Years is determined by means of Annuity Units.

                      The number of Annuity Units will be determined on the Annuity Commencement Date. The number of Annuity Units for the Subaccount is (1) divided by (2) where:

                        (1) is the initial Annual Income Amount from the
                            Subaccount; and

                        (2) is the Annuity Unit value for the Subaccount as of
                            the Annuity Commencement Date.

                      The Annual Income Amount for the Subaccount in each subsequent Annuity Year is the number of Annuity Units for the Subaccount multiplied by the Annuity Unit value for the Subaccount on the first Valuation Day of each Annuity Year. The Annual Income Amount for each subsequent Annuity Year is equal to the sum of Annual Income Amounts for the Subaccount.

                      The Annual Income Amount may be greater or less than the Annual Income Amount in the first Annuity Year. We guarantee that the Annual Income Amount in subsequent Annuity Years will not be affected by variations in mortality assumptions on which the Annual Income Amount in the first Annuity Year is based.

                      Determination of Annuity Unit Value. The Annuity Unit value for the Subaccount for any Valuation Period is equal to the Annuity Unit value for the Subaccount for the preceding Valuation Period multiplied by the product of (1) and (2), where:

                        (1) is the net investment factor for the Valuation
                            Period for which the Annuity Unit value is being calculated; and

                        (2) is an Assumed Interest Rate factor equal to
                            .99991902 raised to a power equal to the number of days in the Valuation Period.

                      The Assumed Interest Rate factor in (2) is the daily equivalent of dividing (i) one by (ii) one plus the Assumed Interest Rate of 3%. If a plan with a different Assumed Interest Rate is used to determine the initial payment, a different Assumed Interest Rate factor will be used to determine subsequent payments.

                      An adjustment account is established on the Annuity Commencement Date. The value of the Adjustment Account on the Annuity Commencement Date is the greater of (1) and
                      (2), where:

                        (1) is zero (0); and

                        (2) is the Guaranteed Payment Floor, minus twelve,
                            multiplied by the initial Level Income Amount.

                      The value of the Adjustment Account in subsequent Annuity Years is the greater of (1) and (2), where:

                        (1) is zero (0); and

                        (2) is the value of the Adjustment Account as of the
                            date that the last Monthly Income was paid, plus twelve, multiplied by the actual subsequent Monthly Income, minus twelve, multiplied by the subsequent Level Income Amount.

GUARANTEED            Your initial purchase payment purchases a minimum
PAYMENT FLOOR         guaranteed amount of annual income paid monthly beginning
                      on or after the Annuity Commencement Date.


                      The initial Guaranteed Payment Floor is determined at the time the initial purchase payment is received. All or part of the initial Guaranteed Payment Floor may be carried over from another annuity contract. The initial Guaranteed Payment Floor is determined by multiplying the initial purchase payment by the Guaranteed Payment Floor Factor for the Annuitant's Attained Age on the date the contract is issued as shown in your contract.


                      The Guaranteed Payment Floor does not change unless there are additional purchase payments, Gross Withdrawals, a step-up of Guaranteed Payment Floor or the death of an owner.

                      If you make additional purchase payments, your Guaranteed Payment Floor will be increased. The amount of increase in the Guaranteed Payment Floor will be (1) multiplied by
                      (2), where:

                        (1) is the additional purchase payment amount; and

                        (2) is the Guaranteed Payment Floor Factor for the
                            Annuitant's Attained Age on the Valuation Day the purchase payment is received.

                      If approved by us, the above increase may be greater if a Guaranteed Payment Floor amount is carried over from another annuity contract. In addition, we reserve the right to change the table of Guaranteed Payment Floor Factors as of January 1 of each calendar year. We will send you the new table before the effective date of the change. Any change in the Guaranteed Payment Floor Factors will apply to purchase payments received on or after the table is changed. Any change in the Guaranteed Payment Floor Factors will not affect your Guaranteed Payment Floor purchased before the effective date of the change.

                      Your Guaranteed Payment Floor may increase each year on the Annuitant's birthday. If the Annuitant's birthday does not fall on a Valuation Day, we will calculate the increase, if any, on the next Valuation Day. The Guaranteed Payment Floor on that date is equal to the greater of (1) and (2), where:

                        (1) is the Guaranteed Payment Floor prior to the
                            Annuitant's birthday; and

                        (2) is (a) multiplied by (b), where:

                             a. is the Guaranteed Payment Floor Factor on the
                                Annuitant's birthday for the Annuitant's
                                Attained Age; and

                             b. is the Contract Value on the first Valuation
                                Day on or after the Annuitant's birthday.

                      The Guaranteed Payment Floor will be adjusted to reflect the amount withdrawn by reducing the Guaranteed Payment Floor in the same proportion that the Contract Value is reduced by the Gross Withdrawal.

                      If on the Annuity Commencement Date, there is a Joint Annuitant, the Guaranteed Payment Floor will be the Joint Guaranteed Payment Floor.

SURRENDER OF THE      After the Annuity Commencement Date, you may surrender
CONTRACT AFTER        your contract and receive the Commutation Value in a lump
THE ANNUITY           sum. Upon receipt of this payment, your contract will
COMMENCEMENT          terminate.
DATE
                      Should you decide to surrender your contract after the Annuity Commencement Date, the Commutation Value is equal to (1) minus (2), where:

                        (1) is the present value of the Annual Income Amount
                            for the number of years remaining in the period certain as of the effective date of the lump sum payment; and

                        (2) is the Adjustment Account as of the effective date
                            of the lump sum payment.

                      Present value will be calculated using the Assumed Interest Rate, plus the total Separate Account charges. The effective date of the lump sum payment will be the Valuation Day that we receive your written request to apply this provision in a form acceptable to us at our Home Office.

OPTIONAL              Death proceeds or surrender value may be paid in one
PAYMENT PLANS         payment or, subject to the limitations below, left with
                      us and paid under an Optional Payment Plan. Proceeds paid under an Optional Payment Plan do not include Monthly
                      Income Payments payable upon the Annuity Commencement
                      Date.

                      The Optional Payment Plans listed below are available as either a fixed or variable income option. You must select one or the other; a combination is not permitted.

                      Fixed Income Options Under an Optional Payment
                      Plan. Fixed Income Payments will begin on the date selected. All amounts are transferred to our General Account and payments made will equal or exceed those required by the state where the contract is issued.

                      Variable Income Options Under and Optional Payment Plan. Variable Income Payments will begin within seven days of the requested start date. Variable Income Payments after the first will reflect the investment experience of the Subaccount investing in the Total Return Fund. No minimum amount is guaranteed.

                      The following optional payment plans are available under the contract:

                          Plan 1 -- Life Income with Period Certain. This option guarantees periodic monthly payments for the lifetime of the payee with a minimum number of years of payments. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. The payee selects the designated period. If the payee dies during the minimum period, we will discount the amount of the remaining guaranteed payments at the same rate used in calculating Income Payments. We will pay the discounted amount in a lump sum to the payee's estate, unless otherwise provided.

                          Plan 2 -- Joint Life and Survivor Income. This option provides for monthly payments to be made to two payees for a guaranteed minimum of 10 years. Each payee must be at least 35 years old when payments begin. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, we will discount the amount of the remaining payments for the 10 year period at the same rate used in calculating Income Payments. We will pay the discounted amount in a lump sum to the survivor's estate, unless otherwise provided.

                      If the payee is not a natural person, our consent must be obtained before selecting an optional payment plan.

                      Payments made under Optional Payment Plan 1 (Life Income with Period Certain) and Optional Payment Plan 2 (Joint Life and Survivor Income) are not redeemable.

                      The monthly amount of your first Variable Income Payment will equal your Surrender Value on the Valuation Day immediately preceding your payment start date, multiplied by the monthly payment rate for the payment plan you choose (at an assumed interest rate of 3%), divided by 1,000. We determine subsequent payments based on Annuity Units.

                      On the Variable Income Payment Date, we determine the number of Annuity Units for the Subaccount. This number will not change unless you make a transfer. On the Variable Income Payment Date, the number of Annuity Units for the Subaccount is the portion of the first payment from the Subaccount divided by the Annuity Unit value for that Subaccount on the day the first payment is due. Each subsequent variable Income Payment will equal the sum of payments for each Subaccount. The payment for a Subaccount is the number of Annuity Units for that Subaccount multiplied by the Annuity Unit value for that Subaccount seven days before the monthly anniversary of the Variable Income Payment Date.

                      Following the Variable Income Payment Date, the Annuity Unit value of the Subaccount for any Valuation Period will equal the Annuity Unit value for the preceding Valuation Period multiplied by the product of (a) and
                      (b), where:

                        (a) is the net investment factor for the Valuation
                            Period for which we are calculating the Annuity Unit value; and

                        (b) is an assumed interest rate factor equal to
                            .99991902 raised to a power equal to the number of days in the Valuation Period.

                      The assumed interest rate factor in (b) above is the daily equivalent of dividing by one plus the assumed investment interest rate of 3%. We may offer a plan that has a different assumed investment interest rate. If we do, the assumed interest rate factor we use in (b) above would change.

Federal Tax Matters

INTRODUCTION          This part of the prospectus discusses the Federal income
                      tax treatment of the contract. The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances.

                      This discussion does not address all of the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences, or state or local tax consequences, associated with a contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

TAXATION OF           This part of the discussion describes some of the Federal
NON-QUALIFIED         income tax rules applicable to Non-Qualified Contracts. A
CONTRACTS             Non-Qualified Contract is a contract not issued in
                      connection with a qualified retirement plan receiving special tax treatment under the Code, such as an individual retirement annuity or a Section 401(k) plan.

                      Tax deferral on earnings. The Federal income tax law does generally not tax any increase in an owner's Contract Value until there is a distribution from the contract. However, certain requirements must be satisfied in order for this general rule to apply, including:

                         . an individual must own the contract (or the tax law
                           must treat the contract as owned by an individual);

                         . the investments of the Separate Account must be
                           "adequately diversified" in accordance with Internal Revenue Service ("IRS") regulations;

                         . the owner's right to choose particular investments
                           for a contract must be limited; and

                         . the contract's Annuity Commencement Date must not
                           occur near the end of the Annuitant's life expectancy.

                      Contracts not owned by an individual -- no tax deferral and loss of interest deduction. As a general rule, the Code does not treat a contract that is owned by an entity (rather than an individual) as an annuity contract for Federal income tax purposes. The entity owning the contract pays tax each year on the annual increase in Contract Value. Contracts issued to a corporation or a trust are examples of contracts where the owner is currently taxed on the contract's earnings.

                      There are several exceptions to this rule. For example, the Code treats a contract as owned by an individual if the nominal owner is a trust or other entity that holds the contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a contract to provide non-qualified deferred compensation for its employees.

                      In the case of a contract issued after June 8, 1997 to a taxpayer that is not an individual, or a contract held for the benefit of an entity, the entity will lose its deduction for a portion of its otherwise deductible interest expenses. This disallowance does not apply if the nonnatural owner pays tax on the annual increase in the Contract Value. Entities that are considering purchasing the contract, or entities that will benefit from someone else's ownership of a contract, should consult a tax adviser.

                      Investments in the Separate Account must be diversified. For a contract to be treated as an annuity contract for Federal income tax purposes, the investments of the Separate Account must be "adequately diversified." The IRS has issued regulations that prescribe standards for determining whether the investments of the Separate Account, including the assets of the Total Return Fund in which the Separate Account invests, are adequately diversified. If the Separate Account fails to comply with these diversification standards, the owner could be required to pay tax for the year of such failure and each subsequent year on the untaxed income accumulated in the contract.

                      Although we do not control the investments of all of the Total Return Fund, we expect that the Total Return Fund will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

                      Restrictions on the extent to which an owner can direct
                      the investment of assets.   In some circumstances, owners
                      of variable contracts who possess excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contract, we believe that the owner of a contract should not be treated as the owner of the Separate Account assets. We reserve the right to modify the contract to bring it into conformity with applicable standards should such modifications be necessary to prevent an owner of the contract from being treated as the owner of the underlying Separate Account assets. However, there is no assurance such efforts would be successful.

                      Age at which Income Payments must begin. Federal income tax rules do not expressly identify a particular age by which Income Payments must begin. However, those rules do require that an annuity contract provide for amortization, through Income Payments of the contract's purchase payments paid and earnings. If Income Payments begin or are scheduled to begin at a date that the IRS determines does not satisfy these rules, interest and gains under the contract could be taxable each year as they accrue.

                      No guarantees regarding tax treatment. We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the remainder of this discussion assumes that your contract will be treated as an annuity contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your Contract Value until there is a distribution from your contract.

                      Partial withdrawals and total surrenders. A partial withdrawal occurs when you receive less than the total amount of the contract's Surrender Value or Commutation Value. In the case of a partial withdrawal, you will pay tax on the amount you receive to the extent your Contract Value before the partial surrender exceeds your "investment in the contract." (This term is explained below.) IRS rules are unclear, but with respect to an actual withdrawal or other transactions (such as an assignment or a gift) that is treated as a withdrawal for tax purposes, it is possible that you will pay tax to the extent the remaining amount available under the benefit exceeds your "investment in the contract." This income (and all other income from your contract) is ordinary income. The Code imposes a higher rate of tax on ordinary income than it does on capital gains.

                      A surrender occurs when you receive the total amount of the contract's Surrender Value or the Commutation Value. In the case of a surrender, you will pay tax on the amount you receive to the extent it exceeds your "investment in the contract."

                      Your "investment in the contract" generally equals the total of your purchase payments under the contract, reduced by any amounts you previously received from the contract that you did not include in your income.

                      Your contract imposes charges relating to the death benefit. It is possible that all or a portion of these charges could be treated as withdrawals from the contract.

                      In the case of Systematic Withdrawals, the amount of each Systematic Withdrawal should be considered a distribution and taxed in the same manner as a partial withdrawal from the contract.

                      Assignments and pledges. The Code treats any assignment or pledge of (or agreement to assign or pledge) any portion of your Contract Value as a partial withdrawal of such amount or portion.

                      Gifting a contract. If you transfer ownership of your contract -- without receiving full and adequate consideration -- to a person other than your spouse (or to your former spouse incident to divorce), you will pay tax on your Contract Value to the extent it exceeds your "investment in the contract." In such a case, the new owner's "investment in the contract" will be increased to reflect the amount included in your income.

                      Taxation of Income Payments. The Code imposes tax on a portion of each Income Payment (at ordinary income tax rates) and treats a portion as a nontaxable return of your "investment in the contract." We will notify you annually of the taxable amount of your Income Payment.

                      Pursuant to the Code, you will pay tax on the full amount of your Income Payments once you have recovered the total amount of the "investment in the contract." If Income Payments cease because of the death of the Annuitant(s) and before the total amount of the investment in the contract has been recovered, the unrecovered amount generally will be deductible.

                      If proceeds are left with us (paid under an optional payment plan), they are taxed in the same manner as a surrender. The owner must pay tax currently on the interest credited on these proceeds.

                      Taxation of death benefit. We may distribute amounts from your contract because of the death of an owner, a joint owner, or an Annuitant. The tax treatment of these amounts depends on whether the owner, or Annuitant (or joint owner or Joint Annuitant, if applicable) dies before or after the Annuity Commencement Date.

                      Taxation of death benefit if paid before the Annuity Commencement Date:

                         . The death benefit is taxed in the same manner as an
                           Income Payment if received under an optional payment plan.

                         . If not received under an optional payment plan, the
                           death benefit is taxed in the same manner as a surrender or a partial withdrawal, depending on the manner in which the death benefit is paid.

                      Taxation of death benefit if paid after the Annuity Commencement Date:

                         . The death benefit is includible in income to the
                           extent it exceeds the unrecovered "investment in the contract."

                      Penalty taxes payable on surrenders, partial withdrawals
                      or Income Payments.   The Code may impose a penalty tax
                      equal to 10% of the amount of any payment from your contract that is included in your gross income. The Code does not impose the 10% penalty tax if one of several exceptions applies. These exceptions include partial withdrawals and full surrenders or Income Payments that:

                         . you receive on or after you reach age 59 1/2;

                         . you receive because you became disabled (as defined
                           in the tax law);

                         . are received on or after the death of an owner; or

                         . you receive as a series of substantially equal
                           periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer.



                      Special rules if you own more than one contract. In certain circumstances, you may have to combine some or all of the Non-Qualified Contracts you own in order to determine the amount of an Income Payment, a full surrender, or a partial withdrawal that you must include in income. For example:

                         . if you purchase a contract described by this
                           prospectus and also purchase at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract;

                         . if you purchase two or more deferred annuity
                           contracts from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such contracts as one contract for certain purposes.

                      The effects of such aggregation are not clear. However, it could affect:

                         . the amount of a surrender, a partial withdrawal or
                           an Income Payment that you must include in income;
                           and

                         . the amount that might be subject to a penalty tax.

SECTION 1035          Under Section 1035 of the Code, the exchange of one
EXCHANGES             annuity contract for another annuity contract generally
                      is not taxed (unless cash is distributed). To qualify as a nontaxable exchange however, certain conditions must be satisfied, e.g., the obligee(s) under the new annuity contract must be the same obligee(s) as under the original contract.

QUALIFIED             We also designed the contracts for use in connection with
RETIREMENT            certain types of retirement plans that receive favorable
PLANS                 treatment under the Code. Contracts issued to or in
                      connection with retirement plans that receive special tax treatment are called a "Qualified Contracts." We may not offer all of the types of Qualified Contracts described herein in the future. Prospective purchasers should contact our Home Office for information on the availability of Qualified Contracts at any given time.

                      The Federal income tax rules applicable to qualified retirement plans are complex and varied. As a result, this prospectus makes no attempt to provide more than general information about use of the contract with the various types of qualified retirement plans and individual retirement arrangements. Persons intending to use the contract in connection with a qualified retirement plan should obtain advice from a tax adviser.

                      The contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit. The purchase of this contract as an investment of a qualified retirement plan does not provide additional tax deferral benefits beyond those provided in the qualified retirement plan. If you are purchasing this contract as a Qualified Contract, you should consider purchasing this contract for its death benefits, income benefits and other non-tax benefits. Please consult a tax adviser for information specific to your circumstances in order to determine whether this contract is an appropriate investment for you.

                      Types of Qualified Contracts. The types of Qualified Contracts currently being offered include:

                         . Traditional Individual Retirement Accounts (IRAs)
                           permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual's gross income for the year. Certain employers may establish Simplified Employee Pensions
                           (SEPs), which have higher contribution limits, on behalf of their employees. The Internal Revenue Service has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether death benefits such as those in the contract comport with IRA qualification requirements.

                         . Roth IRAs permit certain eligible individuals to
                           make non-deductible contributions to a Roth IRA. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% IRS penalty tax may apply to distributions made: (1) before age 591/2 (subject to certain exceptions); or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% IRS penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

                         . Corporate pension and profit-sharing plans under
                           Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans ("H.R. 10 or Keough plans") for themselves and their employees.

                         . 403(b) Plans allow employees of certain tax-exempt
                           organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. Distributions of: (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 591/2, severance from employment, death or disability. Salary reduction contributions (but not earnings) may also be distributed upon hardship, but would generally be subject to penalties.

                      Terms of qualified retirement plans and Qualified Contracts. The terms of a qualified retirement plan may affect your rights under a Qualified Contract. When issued in connection with a qualified retirement plan, we will amend a contract as generally necessary to conform to the requirements of the type of plan. However, the rights of any person to any benefits under qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, we are not bound by the terms and conditions of qualified retirement plans to the extent such terms and conditions contradict the contract, unless we consent.

                      Employer qualified plans. Qualified plans sponsored by an employer or employee organization are governed by the provisions of the Code and the Employee Retirement Income Security Act, as amended ("ERISA"). ERISA is administered primarily by the U.S. Department of Labor. The Code and ERISA include requirements that various features be contained in an employer qualified plan with respect to: participation; vesting and funding; nondiscrimination; limits on contributions and benefits; distributions; penalties; duties of fiduciaries; prohibited transactions; withholding; and reporting and disclosure.

                      In the case of certain qualified plans, if a participant is married at the time benefits become payable, unless the participant elects otherwise with written consent of the spouse, the benefits must be paid in the form of a qualified joint and survivor annuity. A qualified joint and survivor annuity is an annuity payable for the life of the participant with a survivor annuity for the life of the spouse in an amount that is not less than one-half of the amount payable to the participant during his or her lifetime. In addition, a married participant's beneficiary must be the spouse, unless the spouse consents in writing to the designation of a different beneficiary.

                      If this contract is purchased as an investment of a qualified plan, the owner will be either an employee benefit trust or the plan sponsor. Plan participants and beneficiaries will have no ownership rights in the contract. Only the owner, acting through its authorized representative(s) may exercise contract rights. Participants and beneficiaries must look to the plan fiduciaries for satisfaction of their rights to benefits under the terms of the qualified plan.

                      Where a contract is purchased by an employer-qualified plan, we assume no responsibility regarding whether the contract's terms and benefits are consistent with the requirements of the Code and ERISA. It is the responsibility of the employer, plan trustee, plan administrator and/or plan fiduciary to satisfy the requirements of the Code and ERISA applicable to the qualified plan. This prospectus does not provide detailed tax or ERISA information. Various tax disadvantages, including penalties, may result from actions that conflict with requirements of the Code or ERISA, and the regulations pertaining to those laws. Federal tax laws and ERISA are continually under review by Congress. Any changes in the laws or in the regulations pertaining to the laws may affect the tax treatment of amounts contributed to employer qualified plans and the fiduciary actions required by ERISA.

                      The death benefit and Qualified Contracts. Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the death benefit from being provided under the contracts when we issue the contracts as Traditional IRAs, Roth IRAs or SEPs. However, the law is unclear and it is possible that the presence of the death benefit under a contract issued as a Traditional IRA, Roth IRA or a SEP could disqualify a contract and result in increased taxes to the owner.

                      It is also possible that the death benefit could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under qualified retirement plans, such as in connection with a Section 403(b) plan. Even if the death benefit under the contract were characterized as an incidental death benefit, it is unlikely to violate those limits unless the purchaser also purchases a life insurance contract in connection with such plan.

                      Treatment of Qualified Contracts compared with Non-Qualified Contracts. Although some of the Federal income tax rules are the same for both Qualified and Non-Qualified Contracts, many of the rules are different. For example:

                         . the Code generally does not impose tax on the
                           earnings under either Qualified or Non-Qualified Contracts until the earnings are distributed;

                         . the Code does not limit the amount of purchase
                           payments and the time at which premium payments can be made under Non-Qualified Contracts. However, the Code does limit both the amount and frequency of purchase payments made to Qualified Contracts;

                         . the Code does not allow a deduction for purchase
                           payments made for Non-Qualified Contracts, but sometimes allows a deduction or exclusion from income for purchase payments made to a Qualified Contract.

                      The Federal income tax rules applicable to qualified retirement plans and Qualified Contracts vary with the type of plan and contract. For example, Federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase payments. These limits vary depending on the type of qualified retirement plan and the circumstances of the plan participant, e.g., the participant's compensation.

                      Under most qualified retirement plans, the owner must begin receiving payments from the contract in certain minimum amounts by a certain date, generally April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2 for Traditional IRAs and SEPs and April 1 of the calendar year following the later of the calendar year in which the employee (except for a 5 percent owner) retires for other Qualified Contracts. Roth IRAs do not require any distributions during the owner's lifetime. The death benefit under your contract may increase the amount of the minimum required distribution that must be taken from your contract.

                      Amounts received under Qualified Contracts. Federal income tax rules generally include distributions from a Qualified Contract in your income as ordinary income. Purchase payments that are deductible or excludible from income do not create "investment in the contract." Thus, under many Qualified Contracts there will be no "investment in the contract" and you include the total amount you receive in your income. There are exceptions. For example, you do not include amounts received from a Roth IRA (or a Roth 401(k)) if certain conditions are satisfied. In addition, failure to comply with the minimum distribution rules applicable to certain qualified retirement plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified retirement plan.

                      Federal penalty taxes payable on distributions. The Code may impose a penalty tax equal to 10% of the amount of any payment from your Qualified Contract that is includible in your income. The Code does not impose the penalty tax if one of several exceptions apply. The exceptions vary depending on the type of Qualified Contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a partial withdrawal, surrender, or Income
                      Payment:

                         . received on or after the owner reaches age 59 1/2;

                         . received on or after the owner's death or because of
                           the owner's disability (as defined in the tax law);

                         . received as a series of substantially equal periodic
                           payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer; or

                         . received as reimbursement for certain amounts paid
                           for medical care.

                      These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified retirement plans. However, the specific requirements of the exception may vary.

                      Moving money from one Qualified Contract or qualified retirement plan to another. Rollovers and transfers: In many circumstances you may move money between Qualified Contracts and qualified retirement plans by means of a rollover or a transfer. Recent legislation has expanded these rollover options, including permitting for the first time the rollover of your after-tax contributions, for distributions made between 2002 and 2011. Special rules apply to such rollovers and transfers. If you do not follow the applicable rules, you may suffer adverse Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. You should always consult a qualified tax adviser before you move or attempt to move assets between any Qualified Contract or plan and another Qualified Contract or plan.

                      Direct rollovers:   The direct rollover rules apply to
                      certain payments (called "eligible rollover distributions") from Section 401(a) plans, Section 403(b) plans, H.R. 10 plans, and Qualified Contracts used in connection with these types of plans. The direct rollover rules do not apply to distributions from IRAs. The direct rollover rules require Federal income tax equal to 20% of the eligible rollover distribution to be withheld from the amount of the distribution, unless the owner elects to have the amount directly transferred to certain Qualified Contracts or plans. Certain restrictions apply to the ability to rollover any after-tax amounts.

                      Prior to receiving an eligible rollover distribution from us, we will provide you with a notice explaining these requirements and the procedure for avoiding 20% withholding by electing a direct rollover.

FEDERAL               We will withhold and remit to the IRS a part of the
INCOME TAX            taxable portion of each distribution made under a
WITHHOLDING           contract unless the distributee notifies us at or before
                      the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Federal income tax rules may require us to withhold tax.
                      At the time you request a partial withdrawal or full surrender, or Income Payment, we will send you forms that explain the withholding requirements.

STATE                 If required by the law of your state, we will also
INCOME TAX            withhold state income tax from the taxable portion of
WITHHOLDING           each distribution made under the contract, unless you
                      make an available election to avoid withholding. If permitted under state law, we will honor your request for voluntary state withholding.

TAX STATUS OF         Under existing Federal income tax laws, we do not pay tax
THE COMPANY           on investment income and realized capital gains of the
                      Separate Account. We do not anticipate that we will incur any Federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

CHANGES IN            This discussion is based on the Code, IRS regulations,
THE LAW               and interpretations existing on the date of this
                      prospectus. Congress, the IRS, and the courts may modify these authorities, however, sometimes retroactively.

Requesting Payments

                      To request a payment, you must provide us with notice in a form satisfactory to us. We will ordinarily pay any partial withdrawal or full surrender proceeds from the Separate Account within seven days after receipt at our Home Office of a request in good order. We also will ordinarily make payment of lump sum death benefit proceeds from the Separate Account within seven days from the receipt of due proof of death and all required forms. We will determine payment amount as of the end of the Valuation Period during which our Home Office receives the payment request or due proof of death and all required forms.

                      In most cases, when we pay death benefit proceeds in a lump sum, we will pay these proceeds either:

                        (1) to your designated beneficiary directly in the form
                            of a check; or

                        (2) by establishing an interest bearing account, called
                            the "Secure Access Account," for the designated beneficiary, in the amount of the death benefit.

                      When establishing the Secure Access Account we will send the designated beneficiary a checkbook within seven days after we receive all the required documents, and the designated beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit payment. The Secure Access Account is part of our General Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our General Account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the Secure Access Account. If we do not receive instructions from the designated beneficiary with regard to the form of death benefit payment, we will automatically establish the Secure Access Account.

                      We will delay making a payment from the Subaccount or applying Subaccount value to a payment plan if:

                        (1) the disposal or valuation of the Subaccount is not
                            reasonably practicable because:

                            . the SEC declares that an emergency exists (due to
                              the emergency the disposal or valuation of the Separate Account's assets is not reasonably practicable);

                            . the New York Stock Exchange is closed for other
                              than a regular holiday or weekend;

                            . trading is restricted by the SEC; or

                        (2) the SEC, by order, permits postponement of payment
                            to protect our owners.

                      If mandated under applicable law, we may be required to reject a purchase payment and/or block an owner's account and thereby refuse any requests for transfers, partial withdrawals, surrenders, or death benefit until instructions are received from the appropriate regulators. We also may be required to provide additional information about you or your account to government regulators.

Sale of the Contracts

                      We have entered into an underwriting agreement with Capital Brokerage Corporation (doing business in Indiana as Genworth Financial Brokerage Corporation) (collectively, "Capital Brokerage Corporation") for the distribution and sale of the contracts. Pursuant to this agreement, Capital Brokerage Corporation serves as principal underwriter for the contracts, offering them on a continuous basis. Capital Brokerage Corporation is located at 3001 Summer Street, 2nd Floor, Stamford, Connecticut 06905.

                      Capital Brokerage Corporation was organized as a corporation under the laws of the state of Washington in 1981 and is an affiliate of ours. Capital Brokerage Corporation is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the NASD.

                      Capital Brokerage Corporation offers the contracts through its registered representatives who are registered with the NASD and with the states in which they do business. More information about Capital Brokerage Corporation and the registered representatives is available at http://www.nasdr.com or by calling (800) 289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program. Registered representatives with Capital Brokerage Corporation are also licensed as insurance agents in the states in which they do business and are appointed with the Company.

                      Capital Brokerage Corporation also enters into selling agreements with an affiliated broker-dealer and unaffiliated broker-dealers to sell the contracts. The registered representatives of these selling firms are registered with the NASD and with the states in which they do business, are licensed as insurance agents in the states in which they do business and are appointed with us.

                      We currently do not pay compensation for the promotion and sale of the contracts, however, we reserve the right to do so in the future.


                      During 2005, no commissions have been paid to Capital Brokerage Corporation for the sale of contracts in the Separate Account as this product commenced new sales on August 4, 2006, and we do not pay any commission on the sale of this product. In 2005, 2004 and 2003, no underwriting commissions were paid to Capital Brokerage Corporation. Although neither we nor Capital Brokerage Corporation anticipate discontinuing the offering of the contracts, we do reserve the right to discontinue offering the contracts at any time.

Additional Information

OWNER                 The obligations to owners under the contracts are ours.
QUESTIONS             Please direct your questions and concerns to us at our
                      Home Office.

RETURN                Within 10 days after you receive the contract (or such
PRIVILEGE             longer period as may be required by applicable law), you
                      may cancel it for any reason by delivering or mailing it postage prepaid to:

                             Genworth Life and Annuity Insurance Company
                                        Annuity New Business
                                       6610 West Broad Street
                                      Richmond, Virginia 23230

                      If you cancel your contract, it will be void. Unless state law requires otherwise, the amount of the refund you receive will equal your Contract Value as of the Valuation Day our Home Office receives the returned contract plus any adjustments required by applicable law or regulation as of the date we receive the contract. If state law requires that we return your purchase payments, the amount of the refund will equal the purchase payments made less any partial withdrawals you have previously taken. In certain states you may have more than 10 days to return the contract for a refund.

STATE                 As a life insurance company organized and operated under
REGULATION            the laws of the Commonwealth of Virginia, we are subject
                      to provisions governing life insurers and to regulation by the Virginia Commissioner of Insurance.

                      Our books and accounts are subject to review and examination by the State Corporation Commission of the Commonwealth of Virginia at all times. That Commission conducts a full examination of our operations at least every five years.

EVIDENCE OF           We may require proof of the age, gender or survival of
DEATH, AGE,           any person or persons before acting on any applicable
GENDER OR             contract provision.
SURVIVAL

RECORDS AND           As presently required by the 1940 Act and applicable
REPORTS               regulations, we are responsible for maintaining all
                      records and accounts relating to the Separate Account. At least once each year, we will send you a report showing information about your contract for the period covered by the report. The report will show the total Contract Value and a breakdown of the assets in the Subaccount. The report also will show purchase payments and charges made during the statement period. We also will send you an annual and a semi-annual report for the Total Return Fund, as required by the 1940 Act. In addition, you will receive a written confirmation when you make purchase payments or take partial withdrawals.

OTHER                 We have filed a Registration Statement with the SEC,
INFORMATION           under the Securities Act of 1933 as amended, for the
                      contracts being offered by this prospectus. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits.
                      Please refer to the Registration Statement for further information about the Separate Account, the Company, and the contracts offered. Statements in this prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC and available on the SEC's website at http://www.sec.gov.


LEGAL                 We face a significant risk of litigation and regulatory
PROCEEDINGS           investigations and actions in the ordinary course of
                      operating our businesses, including the risk of class action lawsuits. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operate. In our insurance operations, we are or may become subject to class actions and individual suits alleging, among other things, issues relating to sales or underwriting practices, payment of contingent or other sales commissions, claims payments and procedures, product design, product disclosure, administration, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits, charging excessive or impermissible fees on products, recommending unsuitable products to customers and breaching fiduciary or other duties to customers. In our investment-related operations, we are subject to litigation involving commercial disputes with counterparties. Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive and treble damages, which may remain unknown for substantial periods of time. We are also subject to various regulatory inquiries, such as information requests, subpoenas and books and record examinations, from state and federal regulators and other authorities. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and results of operations.
                      Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, we could suffer significant reputational harm, which could have an adverse effect on our business, financial condition and results of operations.

                      Capital Brokerage Corporation is not in any pending or threatened lawsuits that are reasonably likely to have a material adverse impact on us or the Separate Account.

                      Although it is not anticipated that these developments will have an adverse impact on us, the Separate Account or on the ability of Capital Brokerage Corporation to perform under its principal underwriting agreement, there can be no assurance at this time.

Table of Contents

Statement of Additional Information


                                                                           Page
The Company...............................................................  B-3

The Separate Account......................................................  B-4

The Contracts.............................................................  B-5
   Net Investment Factor..................................................  B-5

Termination of Participation Agreement....................................  B-5

Calculation of Performance Data...........................................  B-5
   Subaccount Investing in the GE Investments Funds, Inc. -- Total Return
     Fund.................................................................  B-6

Tax Matters...............................................................  B-7
   Taxation of Genworth Life and Annuity Insurance Company................  B-7
   IRS Required Distributions.............................................  B-7

General Provisions........................................................  B-8
   Using the Contracts as Collateral......................................  B-8
   The Beneficiary........................................................  B-9
   Non-Participating......................................................  B-9
   Misstatement of Age or Gender..........................................  B-9
   Incontestability.......................................................  B-9
   Statement of Values....................................................  B-9
   Trust as Owner or Beneficiary..........................................  B-9
   Written Notice.........................................................  B-9

Legal Developments Regarding Employment-Related Benefit Plans.............  B-9

Regulation of Genworth Life and Annuity Insurance Company................. B-10

Experts................................................................... B-10

Financial Statements...................................................... B-10


                  Genworth Life and Annuity Insurance Company
                            6610 West Broad Street
                           Richmond, Virginia 23230

                      A Statement of Additional Information containing more detailed information about the contract and the Separate Account is available free by writing us at the address below or by calling (800) 352-9910.

                      Genworth Life and Annuity Insurance Company
                      Annuity New Business
                      6610 West Broad Street
                      Richmond, Virginia 23230

                      Please mail a copy of the Statement of Additional Information for the Separate Account, Form P1165 4/05 to:
                      Endorsement P5322 2/06

                      Name _____________________________________________________

                      Address __________________________________________________
                                                     Street

                      __________________________________________________________
                               City             State                        Zip

                      Signature of Requestor ___________________________________

                    Statement of Additional Information For
   Flexible Purchase Payment Variable Income with Guaranteed Minimum Income
                   Immediate and Deferred Annuity Contracts

                                Form P1165 4/05
                            Endorsement P5322 2/06

                                  Issued by:
Genworth Life and Annuity Insurance Company Genworth Life & Annuity VA Separate
                                   Account 2
                            6610 West Broad Street
                           Richmond, Virginia 23230
                       Telephone Number: (800) 352-9910

--------------------------------------------------------------------------------


This Statement of Additional Information is not a prospectus. It should be read in conjunction with the prospectus, dated August 4, 2006, for the Flexible Purchase Payment Variable Income with Guaranteed Minimum Income Immediate and Deferred Annuity Contracts issued by Genworth Life and Annuity Insurance Company through its Genworth Life & Annuity VA Separate Account 2. The terms used in the current prospectus for the Flexible Purchase Payment Variable Income with Guaranteed Minimum Income Immediate and Deferred Annuity Contracts are incorporated into this Statement of Additional Information.


For a free copy of the prospectus:

Call:     (800) 352-9910

Or write: Genworth Life and Annuity Insurance Company
          6610 West Broad Street
          Richmond, Virginia 23230

Or visit: www.genworth.com

Or:       contact your financial representative


The date of this Statement of Additional Information is August 4, 2006.

Table of Contents


The Company...............................................................  B-3

The Separate Account......................................................  B-4

The Contracts.............................................................  B-5
   Net Investment Factor..................................................  B-5

Termination of Participation Agreement....................................  B-5

Calculation of Performance Data...........................................  B-5
   Subaccount Investing in the GE Investments Funds, Inc. -- Total Return
     Fund.................................................................  B-6

Tax Matters...............................................................  B-7
   Taxation of Genworth Life and Annuity Insurance Company................  B-7
   IRS Required Distributions.............................................  B-7

General Provisions........................................................  B-8
   Using the Contracts as Collateral......................................  B-8
   The Beneficiary........................................................  B-9
   Non-Participating......................................................  B-9
   Misstatement of Age or Gender..........................................  B-9
   Incontestability.......................................................  B-9
   Statement of Values....................................................  B-9
   Trust as Owner or Beneficiary..........................................  B-9
   Written Notice.........................................................  B-9

Legal Developments Regarding Employment-Related Benefit Plans.............  B-9

Regulation of Genworth Life and Annuity Insurance Company................. B-10

Experts................................................................... B-10

Financial Statements...................................................... B-10

THE COMPANY           We are a stock life insurance company operating under a
                      charter granted by the Commonwealth of Virginia on March 21, 1871 as The Life Insurance Company of Virginia.
                      An affiliate of the General Electric Company ("GE") acquired us on April 1, 1996 and ultimately contributed the majority of the outstanding common stock to Genworth
                      Life Insurance Company ("GLIC"), formerly known as
                      General Electric Capital Assurance Company.

                      On May 24, 2004, we became an indirect, wholly-owned subsidiary of Genworth Financial, Inc. ("Genworth"). On May 25, 2004, Genworth's Class A common stock began trading on The New York Stock Exchange.

                      On May 31, 2004, we became a direct, wholly-owned subsidiary of GLIC while remaining an indirect, wholly-owned subsidiary of Genworth. Our preferred shares are owned by an affiliate, Brookfield Life Assurance Company Limited.

                      On March 8, 2006, a subsidiary of GE completed a secondary offering to sell its remaining interest in Genworth.

                      On June 29, 2006, we requested that the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia review and ultimately approve the proposed mergers of Federal Home Life Insurance Company ("FHL") and First Colony Life Insurance Company ("FCL") into the Company ("GLAIC Merged"). The Company would be the surviving entity. FHL and FCL are both stock life insurance companies operating under charters granted by the Commonwealth of Virginia and both are affiliates of the Company. The proposed mergers are subject to regulatory approval. Should these proposed mergers be consummated, the anticipated effective date is January 1, 2007. Upon consummation of the contemplated mergers involving FHL and FCL and subject to regulatory approval, it is anticipated that GLAIC Merged would transfer its shares of American Mayflower Life Insurance Company of New York ("AML") to Genworth Life Insurance Company of New York ("GLICNY"), an affiliate, in exchange for a non-majority ownership interest in GLICNY. Upon transfer, AML would be merged into GLICNY. GLICNY would be the surviving entity. These mergers are part of the continuing efforts of Genworth, our ultimate parent company, to simplify its operations, reduce its costs and build its brand.

                      We principally offer annuity contracts, guaranteed investment contracts, funding agreements, funding agreements backing notes, Medicare supplement insurance and life insurance policies. We do business in the District of Columbia and all states, except New York. Our principal offices are located at 6610 West Broad Street, Richmond, Virginia 23230.

                      We are one of a number of subsidiaries of Genworth, a company that, through its subsidiaries, serves the life and lifestyle protection, retirement income, investment and mortgage insurance needs of more than 15 million customers. Our product offerings are divided along two segments of consumer needs: (1) Retirement Income and Investments and (2) Protection.

                         . Retirement Income and Investments.  We offer
                           deferred annuities (variable and fixed) and variable life insurance to a broad range of individual consumers who want to accumulate tax-deferred assets for retirement, desire a tax-efficient source of income and seek to protect against outliving their assets. We also offer GICs and funding agreements as investment products to institutional buyers.

                         . Protection.  Our Protection segment includes
                           universal life insurance, interest-sensitive whole life insurance and Medicare supplement insurance. Life insurance products provide protection against financial hardship after the death of an insured by providing cash payment to the beneficiaries of the policyholder. Medicare supplement insurance provides coverage for Medicare-qualified expenses that are not covered by Medicare because of applicable deductibles or maximum limits.

                      We also have a Corporate and Other segment, which consists primarily of net realized investment gains (losses), unallocated corporate income, expenses and income taxes.

                      We are subject to regulation by the State Corporation Commission of the Commonwealth of Virginia. We file an annual statement with the Virginia Commissioner of Insurance on or before March 1 of each year covering our operations and reporting on our financial condition as of December 31 of the preceding year. Periodically, the Commissioner of Insurance examines our liabilities and reserves and those of the Separate Account and assesses their adequacy, and a full examination of our operations is conducted by the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia, at least every five years.

                      We are also subject to the insurance laws and regulation of other states within which we are licensed to operate.


THE SEPARATE          In accordance with the Board Resolution establishing the
ACCOUNT               Separate Account, such Separate Account will be divided
                      into one or more Subaccounts, each of which shall invest in the shares of a designated mutual fund portfolio, unit investment trust, managed separate account and/or other portfolios (the "Eligible Portfolios"), and net premiums under the contracts shall be allocated to the Subaccounts which will invest in the Eligible Portfolios set forth in the contracts in accordance with the instructions received from contract owners.

THE CONTRACTS

NET INVESTMENT        The net investment factor measures investment performance
FACTOR                of the Subaccount during a Valuation Period. The
                      Subaccount has its own net investment factor for a Valuation Period. The net investment factor of a Subaccount available under a contract for a Valuation
                      Period is (a) divided by (b) minus (c) where:

                        (a) is the result of:

                            (1) the value of the net assets of the Subaccount
                                at the end of the preceding Valuation Period;
                                plus

                            (2) the investment income and capital gains,
                                realized or unrealized, credited to the net assets of the Subaccount during the Valuation Period for which the net investment factor is being determined; minus

                            (3) the capital losses, realized or unrealized,
                                charged against those assets during the
                                Valuation Period; minus

                            (4) any amount charged against the Subaccount for
                                taxes (this includes any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of the Subaccount); and

                        (b) is the value of the net assets of the Subaccount at
                            the end of the preceding Valuation Period; and

                        (c) is a factor for the Valuation Period representing
                            the mortality and expense risk charge.

                      We will value the assets in the Separate Account at their fair market value in accordance with generally accepted accounting practices and applicable laws.

TERMINATION OF        The participation agreement pursuant to which the Fund
PARTICIPATION         sells its shares to the Separate Account contains
AGREEMENT             provisions regarding termination. The following
                      summarizes these provisions:


                      GE Investments Funds, Inc. This agreement may be terminated at the option of any party upon one-hundred eighty (180) days' advance written notice to the other parties, unless a shorter time is agreed to by the parties.


CALCULATION OF        From time to time, we may disclose total return, yield,
PERFORMANCE           and other performance data for the Subaccount investing
DATA                  in the Total Return Fund. Such performance data will be
                      computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC and the NASD.

                      The calculations of yield, total return, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular contract. Premium taxes currently range from 0% to 3.5% of premium payments and are generally based on the rules of the state in which you reside.

SUBACCOUNT INVESTING  Standardized Total Return.  Sales literature or
IN THE GE INVESTMENTS advertisements may quote total return, including average FUNDS, INC. -- TOTAL annual total return for the Subaccount for various
RETURN FUND           periods of time including 1 year, 5 years and 10 years,
                      or from inception if any of those periods are not available.

                      Average annual total return for a period represents the average annual compounded rate of return that would equate an initial investment of $1,000 under a contract to the redemption value of that investment as of the last day of the period. The ending date for each period for which total return quotations are provided will be for the most recent practicable, considering the type and media of the communication, and will be stated in the communication.


                      For periods that begin before the contract was available, performance data will be based on the performance of the underlying Portfolios, with the level of the Separate Account and contract charges currently in effect. Average annual total return will be calculated using Subaccount unit values as described below:

                        (1) We calculate unit value for each Valuation Period
                            based on the performance of the Subaccount investing in the Total Return Fund (after deductions for the Total Return Fund's expenses, and the mortality and expense risk fees).


                        (2) Standardized total return does not reflect the
                            deduction of any premium taxes.

                        (3) Standardized total return will then be calculated
                            according to the following formula:

                            TR = (ERV/P)/1/N/ - 1

                            where:

                            TR  =   the average annual total return for the
                                    period.
                            ERV =   the ending redeemable value (reflecting
                                    deductions as described above) of the
                                    hypothetical investment at the end of the
                                    period.
                            P   =   a hypothetical single investment of $1,000.
                            N   =   the duration of the period (in years).

                      The Total Return Fund has provided the price information used to calculate the historical performance of the Subaccount. We have no reason to doubt the accuracy of the figures provided by the Total Return Fund. We have not independently verified such information.

                      We may disclose cumulative total return in conjunction with the standard format described above. The cumulative total return will be calculated using the following formula:

                      CTR = (ERV/P) - 1

                      where:

CTR =   the cumulative total return for the period.
ERV =   the ending redeemable value (reflecting deductions as described above) of the hypothetical investment at the end of the period.
P   =   a hypothetical single investment of $1,000.

                      Other non-standardized quotations of Subaccount performance may also be used in sales literature. Such quotations will be accompanied by a description of how they were calculated. We will accompany any non-standardized quotations of Subaccount performance with standardized performance quotations.

TAX MATTERS

TAXATION OF GENWORTH  We do not expect to incur any federal income tax
LIFE AND ANNUITY      liability attributable to investment income or capital
INSURANCE COMPANY     gains retained as part of the reserves under the
                      contracts. (See the "Federal Tax Matters" section of the prospectus.) Based upon these expectations, no charge is being made currently to the Separate Account for Federal income taxes. Such a charge may be made in future years if we believe that we may incur Federal income taxes.
                      This might become necessary if the tax treatment of the Company is ultimately determined to be other than what we currently believe it to be, if there are changes made in the Federal income tax treatment of annuities at the corporate level, or if there is a change in our tax status. In the event that we should incur Federal income taxes attributable to investment income or capital gains retained as part of the reserves under the contracts, the Contract Value would be correspondingly adjusted by any provision or charge for such taxes.

                      We may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes, with the exception of premium taxes, are not significant. If there is a material change in applicable state or local tax laws causing an increase in taxes other than premium taxes (for which we may currently impose a charge), charges for such taxes attributable to the Separate Account may also be made.

IRS REQUIRED          In order to be treated as an annuity contract for Federal
DISTRIBUTIONS         income tax purposes, Section 72(s) of the Code requires
                      any Non-Qualified contract to provide that:

                        (a) if any owner dies on or after the Annuity
                            Commencement Date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and

                        (b) if any owner dies prior to the Annuity Commencement
                            Date, the entire interest in the contract will be distributed:

                            (1) within five years after the date of that
                                owner's death, or

                            (2) as Income Payments which will begin within one
                                year of that owner's death and which will be made over the life of the owner's "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary.

                      The "designated beneficiary" generally is the person who will be treated as the sole owner of the contract following the death of the owner, joint owner or, in certain circumstances, the Annuitant or Joint Annuitant. However, if the "designated beneficiary" is the surviving spouse of the decedent, these distribution rules will not apply until the surviving spouse's death (and this spousal exception will not again be available). If any owner is not an individual, the death of the Annuitant will be treated as the death of an owner for purposes of these rules.

                      The Non-Qualified contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Section 72(s) when clarified by regulation or otherwise.

                      Other rules apply to Qualified Contracts.

GENERAL
PROVISIONS

USING THE             A Non-Qualified Contract can be assigned as collateral
CONTRACTS AS          security. We must be notified in writing if a contract is
COLLATERAL            assigned. Any payment made before the assignment is
                      recorded at our Home Office will not be affected. We are not responsible for the validity of an assignment. Your rights and the rights of a beneficiary may be affected by an assignment. The basic benefits of a Non-Qualified
                      Contract are assignable. Additional benefits added by rider may or may not be available and/or eligible for assignment. See the "Federal Tax Matters" provision of the prospectus.

                      The basic benefits of a Non-Qualified Contract are assignable. Additional benefits added by rider may or may not be available/eligible for assignments.

                      A Qualified Contract may not be sold, assigned, transferred, discounted, pledged or otherwise transferred except under such conditions as may be allowed under applicable law.

THE BENEFICIARY       You may select one or more primary and contingent
                      beneficiaries during your lifetime upon application or by filing a written request with our Home Office. Each change of beneficiary revokes any previous designation.

NON-PARTICIPATING     The contract is non-participating. No dividends are
                      payable.

MISSTATEMENT OF       If the Annuitant's age or gender, if applicable, was
AGE OR GENDER         misstated on the contract data page, any contract
                      benefits or proceeds, or availability thereof, will be determined using the correct age and gender.

INCONTESTABILITY      We will not contest the contract.

STATEMENT OF VALUES   At least once each year, we will send you a statement of
                      values within 30 days after each report date. The statement will show Contract Value, purchase payments and other financial transactions made by you during the report period.

TRUST AS OWNER OR     If a trust is named as the owner or beneficiary of this
BENEFICIARY           contract and subsequently exercises ownership rights or
                      claims benefits hereunder, we will have no obligation to verify that a trust is in effect or that the trustee is acting within the scope of his/her authority. Payment of contract benefits to the trustee shall release us from all obligations under the contract to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

WRITTEN NOTICE        Any written notice should be sent to us at our Home
                      Office at 6610 West Broad Street, Richmond, Virginia
                      23230. The contract number and each Annuitant's full name must be included.

                      We will send all notices to the owner at the last known address on file with us.

LEGAL                 On July 6, 1983, the Supreme Court held in Arizona
DEVELOPMENTS          Governing Committee for Tax Deferred Annuity v. Norris,
REGARDING             463 U.S. 1073 (1983), that optional annuity benefits
EMPLOYMENT-           provided under an employee's deferred compensation plan
RELATED BENEFIT       could not, under Title VII of the Civil Rights Act of
PLANS                 1964, vary between men and women on the basis of gender.
                      The contract contains guaranteed annuity purchase rates for certain optional payment plans that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a contract may be purchased.

REGULATION OF         Besides Federal securities laws and Virginia insurance
GENWORTH LIFE         law, we are subject to the insurance laws and regulations
AND ANNUITY           of other states within which it is licensed to operate.
INSURANCE             Generally, the Insurance Department of any other state
COMPANY               applies the laws of the state of domicile in determining
                      permissible investments. Presently, we are licensed to do business in the District of Columbia and all states, except New York.

EXPERTS The consolidated financial statements and schedules of Genworth Life and Annuity Insurance Company and subsidiary (the Company) as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      The reports of KPMG LLP dated March 10, 2006 with respect to the consolidated financial statements and schedules of Genworth Life and Annuity Insurance Company and subsidiary refer to a change in accounting for certain nontraditional long-duration contracts and for separate accounts in 2004.

FINANCIAL             The consolidated financial statements of the Company and
STATEMENTS            subsidiary included in the Statement of Additional
                      Information should be considered only as bearing on the ability of the Company to meet its obligations under the contract. Such consolidated statements of the Company and subsidiary should not be considered as bearing on the investment performance of the assets held in the Separate
                      Account.

                  GENWORTH LIFE AND ANNUITY INSURANCE COMPANY

                       Consolidated Financial Statements

                         Year ended December 31, 2005

    (With Report of Independent Registered Public Accounting Firm Thereon)

                  GENWORTH LIFE AND ANNUITY INSURANCE COMPANY

                       Consolidated Financial Statements

                               Table of Contents

                                                                            Page
                                                                            ----
Report of Independent Registered Public Accounting Firm.................... F-1

Consolidated Statements of Income.......................................... F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Stockholders' Equity............................ F-4

Consolidated Statements of Cash Flows...................................... F-5

Notes to Consolidated Financial Statements................................. F-6

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Genworth Life and Annuity Insurance Company:

   We have audited the accompanying consolidated balance sheets of Genworth Life and Annuity Insurance Company and subsidiaries (the Company) as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Genworth Life and Annuity Insurance Company and subsidiaries as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

   As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for certain nontraditional long-duration contracts and for separate accounts in 2004.

/s/  KPMG LLP

Richmond, Virginia
March 10, 2006

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                       Consolidated Statements of Income

                         (Dollar amounts in millions)

                                                                            Years Ended December 31,
                                                                            -----------------------
                                                                             2005     2004    2003
                                                                            ------  -------  ------
Revenues:
   Net investment income................................................... $411.7  $ 421.0  $538.0
   Net realized investment gains (losses)..................................   (4.5)     5.7     3.9
   Premiums................................................................  103.5     96.8   104.0
   Cost of insurance.......................................................  144.7    142.2   153.1
   Variable product fees...................................................   21.8      9.4   106.3
   Other income............................................................   28.0     24.8    35.5
                                                                            ------  -------  ------
       Total revenues......................................................  705.2    699.9   940.8
                                                                            ------  -------  ------
Benefits and expenses:
   Interest credited.......................................................  269.1    291.2   410.6
   Benefits and other changes in policy reserves...........................  190.4    182.8   245.7
   Acquisition and operating expenses, net of deferrals....................   89.9     63.2   149.0
   Amortization of deferred acquisition costs and intangibles..............  101.0    107.3   118.9
                                                                            ------  -------  ------
       Total benefits and expenses.........................................  650.4    644.5   924.2
                                                                            ------  -------  ------
Income before income taxes and cumulative effect of change in accounting
  principle................................................................   54.8     55.4    16.6
Provision (benefit) for income taxes.......................................   25.3   (143.3)   (3.1)
                                                                            ------  -------  ------
Income before cumulative effect of change in accounting principle..........   29.5    198.7    19.7
Cumulative effect of change in accounting principle, net of tax of $0.4
  million..................................................................     --      0.7      --
                                                                            ------  -------  ------
Net income................................................................. $ 29.5  $ 199.4  $ 19.7
                                                                            ======  =======  ======

                See Notes to Consolidated Financial Statements.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                          Consolidated Balance Sheets

              (Dollar amounts in millions, except share amounts)

                                                                                December 31,
                                                                             -------------------
                                                                               2005      2004
                                                                             --------- ---------
Assets
Investments:
   Fixed maturities available-for-sale, at fair value....................... $ 5,277.3 $ 7,001.2
   Equity securities available-for-sale, at fair value......................      23.3      26.8
   Commercial mortgage loans................................................   1,042.1   1,207.7
   Policy loans.............................................................     158.3     148.4
   Other invested assets ($332.0 and $0.0 restricted).......................     389.9     466.5
                                                                             --------- ---------
     Total investments......................................................   6,890.9   8,850.6
Cash and cash equivalents...................................................     344.0      26.4
Accrued investment income...................................................      63.6      81.5
Deferred acquisition costs..................................................     321.1     248.1
Goodwill....................................................................        --      57.5
Intangible assets...........................................................     131.6     120.6
Reinsurance recoverable.....................................................   2,307.4   2,753.8
Deferred income tax asset...................................................       0.1       5.9
Other assets................................................................      46.0      56.8
Separate account assets.....................................................   8,777.3   8,636.7
                                                                             --------- ---------
     Total assets........................................................... $18,882.0 $20,837.9
                                                                             ========= =========
Liabilities and Stockholders' equity
Liabilities:
   Future annuity and contract benefits..................................... $ 8,201.5 $ 9,604.6
   Liability for policy and contract claims.................................      82.1      89.4
   Other policyholder liabilities...........................................     207.1     235.9
   Other liabilities ($333.3 and $0.0 restricted)...........................     516.2     681.3
   Separate account liabilities.............................................   8,777.3   8,636.7
                                                                             --------- ---------
     Total liabilities......................................................  17,784.2  19,247.9
                                                                             --------- ---------
Commitments and contingencies
Stockholders' equity:
   Accumulated other comprehensive income:
    Net unrealized investment gains.........................................      12.5      72.0
    Derivatives qualifying as hedges........................................       1.1       3.3
                                                                             --------- ---------
   Total accumulated other comprehensive income.............................      13.6      75.3
   Preferred stock, Series A ($1,000 par value, $1,000 redemption and liquidation value, 200,000 shares authorized, 120,000 shares issued
    and outstanding)........................................................     120.0     120.0
   Common stock ($1,000 par value, 50,000 shares authorized, 25,651 shares
    issued and outstanding).................................................      25.6      25.6
   Additional paid-in capital...............................................     938.6   1,061.1
   Retained earnings........................................................        --     308.0
                                                                             --------- ---------
     Total stockholders' equity.............................................   1,097.8   1,590.0
                                                                             --------- ---------
     Total liabilities and stockholders' equity............................. $18,882.0 $20,837.9
                                                                             ========= =========

                See Notes to Consolidated Financial Statements.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity

              (Dollar amounts in millions, except share amounts)


                                                                            Preferred Stock Common Stock  Additional
                                                                            --------------  -------------  Paid-In
                                                                             Share   Amount Share  Amount  Capital
                                                                            -------  ------ ------ ------ ----------
Balances at January 1, 2003................................................ 120,000  $120.0 25,651 $25.6   $1,050.7
Comprehensive income:
   Net income..............................................................      --      --     --    --         --
   Net unrealized gains on investment securities...........................      --      --     --    --         --
   Derivatives qualifying as hedges........................................      --      --     --    --         --

       Total comprehensive income..........................................
Contributed capital........................................................      --      --     --    --        9.9
Cash dividends.............................................................      --      --     --    --         --
                                                                            -------  ------ ------ -----   --------
Balances at December 31, 2003.............................................. 120,000   120.0 25,651  25.6    1,060.6

Comprehensive income:
   Net income..............................................................      --      --     --    --         --
   Net unrealized gains on investment securities...........................      --      --     --    --         --
   Derivatives qualifying as hedges........................................      --      --     --    --         --

       Total comprehensive income..........................................
Contributed capital........................................................      --      --     --    --        0.5
Cash dividends.............................................................      --      --     --    --         --
Non-cash dividend..........................................................      --      --     --    --         --
                                                                            -------  ------ ------ -----   --------
Balances at December 31, 2004.............................................. 120,000   120.0 25,651  25.6    1,061.1

Comprehensive income:
   Net income..............................................................      --      --     --    --         --
   Net unrealized gains on investment securities...........................      --      --     --    --         --
   Derivatives qualifying as hedges........................................      --      --     --    --         --

       Total comprehensive income..........................................
Cash dividends declared and paid...........................................      --      --     --    --         --
Non-cash dividend and other transactions with stockholders.................      --      --     --    --     (122.5)
                                                                            -------  ------ ------ -----   --------
Balances at December 31, 2005.............................................. 120,000  $120.0 25,651 $25.6   $  938.6
                                                                            =======  ====== ====== =====   ========

                                                                             Accumulated
                                                                                Other                  Total
                                                                            Comprehensive Retained Stockholders'
                                                                               Income     Earnings    Equity
                                                                            ------------- -------- -------------
Balances at January 1, 2003................................................    $ (9.7)    $ 517.6    $1,704.2
Comprehensive income:
   Net income..............................................................        --        19.7        19.7
   Net unrealized gains on investment securities...........................      99.7          --        99.7
   Derivatives qualifying as hedges........................................      (1.9)         --        (1.9)
                                                                                                     --------
       Total comprehensive income..........................................                             117.5
Contributed capital........................................................        --          --         9.9
Cash dividends.............................................................        --        (9.6)       (9.6)
                                                                               ------     -------    --------
Balances at December 31, 2003..............................................      88.1       527.7     1,822.0
                                                                                                     --------
Comprehensive income:
   Net income..............................................................        --       199.4       199.4
   Net unrealized gains on investment securities...........................     (15.7)         --       (15.7)
   Derivatives qualifying as hedges........................................       2.9          --         2.9
                                                                                                     --------
       Total comprehensive income..........................................                             186.6
Contributed capital........................................................        --          --         0.5
Cash dividends.............................................................        --       (40.0)      (40.0)
Non-cash dividend..........................................................        --      (379.1)     (379.1)
                                                                               ------     -------    --------
Balances at December 31, 2004..............................................      75.3       308.0     1,590.0
                                                                                                     --------
Comprehensive income:
   Net income..............................................................        --        29.5        29.5
   Net unrealized gains on investment securities...........................     (59.5)         --       (59.5)
   Derivatives qualifying as hedges........................................      (2.2)         --        (2.2)
                                                                                                     --------
       Total comprehensive income..........................................                             (32.2)
Cash dividends declared and paid...........................................        --        (9.6)       (9.6)
Non-cash dividend and other transactions with stockholders.................        --      (327.9)     (450.4)
                                                                               ------     -------    --------
Balances at December 31, 2005..............................................    $ 13.6     $    --    $1,097.8
                                                                               ======     =======    ========

                See Notes to Consolidated Financial Statements.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                         (Dollar amounts in millions)

                                                                                     Years Ended December 31,
                                                                                 -------------------------------
                                                                                    2005       2004       2003
                                                                                 ---------  ---------  ---------
Cash flows from operating activities:
   Net income................................................................... $    29.5  $   199.4  $    19.7
   Adjustments to reconcile net income to net cash provided by operating activities:
     Cumulative effect of change in accounting principle, net of tax............        --       (0.7)        --
     Change in future policy benefits...........................................     122.4      341.1      407.5
     Net realized investments (gains) losses....................................       4.5       (5.7)      (3.9)
     Amortization of investment premiums and discounts..........................      18.5       28.3       46.5
     Acquisition costs deferred.................................................     (93.3)     (89.1)    (167.7)
     Amortization of deferred acquisition costs and intangibles.................     101.0      107.3      118.9
     Deferred income taxes......................................................      39.1     (174.0)      18.3
     Change in certain assets:
        Decrease (increase) in:
        Accrued investment income...............................................      13.6       26.6       32.6
        Other, net..............................................................       5.5      (20.4)     (39.0)
     Change in certain liabilities:
        Increase (decrease) in:
        Policy and contract claims..............................................      (4.2)      64.2     (183.9)
        Other policyholder liabilities..........................................     (28.5)      88.6      (59.6)
        Other liabilities.......................................................     (30.2)    (144.1)     303.5
                                                                                 ---------  ---------  ---------
     Net cash from operating activities.........................................     177.9      421.5      492.9
                                                                                 ---------  ---------  ---------
Cash flows from investing activities:
   Short-term investment activity, net..........................................        --       99.6      178.4
   Proceeds from sales and maturities of investment securities and other
    invested assets.............................................................   1,989.4    1,734.9    4,328.0
   Principal collected on mortgage and policy loans.............................     297.0      217.5      268.6
   Purchases of investment securities and other invested assets.................    (940.2)  (1,465.9)  (3,784.0)
   Mortgage loan originations and increase in policy loans......................    (135.6)    (226.5)    (512.3)
                                                                                 ---------  ---------  ---------
        Net cash from investing activities......................................   1,210.6      359.6      478.7
                                                                                 ---------  ---------  ---------
Cash flows from financing activities:
   Proceeds from issuance of investment contracts...............................   1,537.6    1,293.0    3,107.0
   Redemption and benefit payments on investment contracts......................  (2,608.6)  (2,024.6)  (4,044.8)
   Proceeds from secured borrowings from affiliate..............................      20.5         --         --
   Proceeds from short-term borrowings..........................................     388.0      251.4      346.5
   Payments on short-term borrowings............................................    (398.8)    (246.9)    (358.3)
   Cash dividends to stockholders...............................................      (9.6)     (40.0)      (9.6)
                                                                                 ---------  ---------  ---------
        Net cash from financing activities......................................  (1,070.9)    (767.1)    (959.2)
                                                                                 ---------  ---------  ---------
        Net change in cash and cash equivalents.................................     317.6       14.0       12.4
   Cash and cash equivalents at beginning of year...............................      26.4       12.4         --
                                                                                 ---------  ---------  ---------
   Cash and cash equivalents at end of year..................................... $   344.0  $    26.4  $    12.4
                                                                                 =========  =========  =========

                See Notes to Consolidated Financial Statements.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)

(1)Summary of Significant Accounting Policies

  (a) Principles of Consolidation

   The accompanying consolidated financial statements include the historical operations and accounts of Genworth Life and Annuity Insurance Company ("GLAIC"), formerly known as GE Life and Annuity Assurance Company, and its subsidiaries, Assigned Settlement, Inc. and GNWLAAC Real Estate Holding, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

   Genworth Life and Annuity Insurance Company (the "Company," "we," "us," or "our" unless context otherwise requires) is a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871 as The Life Insurance Company of Virginia. An affiliate of the General Electric Company ("GE") acquired us on April 1, 1996 and ultimately contributed the majority of the outstanding common stock to Genworth Life Insurance Company ("GLIC"), formerly known as General Electric Capital Assurance Company.

   On May 24, 2004, we became an indirect, wholly-owned subsidiary of Genworth Financial, Inc. ("Genworth"). On May 25, 2004, Genworth's Class A common stock began trading on The New York Stock Exchange.

   On May 31, 2004, we became a direct, wholly-owned subsidiary of GLIC while remaining an indirect, wholly-owned subsidiary of Genworth.

   As of December 31, 2005, GE beneficially owned approximately 18% of Genworth's outstanding stock. On March 8, 2006, a subsidiary of GE completed a secondary offering to sell its remaining interest in Genworth. Our preferred shares are owned by an affiliate, Brookfield Life Assurance Company Limited.

  (b) Basis of Presentation

   These consolidated financial statements have been prepared on the basis of U.S. generally accepted accounting principles ("U.S. GAAP"). Preparing financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts may have been reclassified to conform to the current year presentation.

  (c) Products

   Our product offerings are divided along two major segments of consumer needs: (i) Retirement Income and Investments and (ii) Protection.

   Retirement Income and Investments deferred annuities (variable and fixed) and variable life insurance products are investment vehicles and insurance contracts intended for contractholders who want to accumulate tax-deferred assets for retirement, desire a tax-efficient source of income and seek to protect against outliving their assets. Our guaranteed investment contracts ("GICs") and funding agreements are investment contracts sold to institutional buyers.

   Protection products are intended to provide protection against financial hardship primarily after the death of an insured and to protect income and assets from other adverse economic impacts of significant health care costs. Our principal product lines under the Protection segment are universal life insurance, interest-sensitive whole life and Medicare supplement insurance.

   We distribute our products through three primary channels: financial intermediaries (banks, securities brokerage firms and independent broker/dealers), independent producers (brokerage general agencies, affluent market producer groups and

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)

specialized brokers) and dedicated sales specialists (affiliated networks of both accountants and personal financial advisors). Approximately 10.2% of our variable annuity product sales in 2005 were through one national bank. However, we do not believe that the loss of such business would have a long-term adverse effect on our business and operations due to our competitive position in the marketplace and the availability of business from other distributors.

  (d) Premiums

   For traditional long-duration insurance contracts, we report premiums as earned when due.

   For short-duration insurance contracts, we report premiums as revenue over the terms of the related insurance policies on a pro-rata basis or in proportion to expected claims.

   Premiums received under annuity contracts without significant mortality risk and premiums received on investment and universal life products are not reported as revenues but rather as deposits and are included in liabilities for future annuity and contract benefits.

  (e) Net Investment Income and Net Realized Investment Gains and Losses

   Investment income is recognized when earned. Realized investment gains and losses are calculated on the basis of specific identification.

   Investment income on mortgage-backed and asset-backed securities is initially based upon yield, cash flow, and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective or prospective method. Under the retrospective method, used for mortgage-backed and asset-backed securities of high credit quality (ratings equal to or greater than AA or that are U.S. Agency backed) which cannot be contractually prepaid, amortized cost of the security is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to net investment income. Under the prospective method, which is used for all other mortgage-backed and asset-backed securities, future cash flows are estimated and interest income is recognized going forward using the new internal rate of return. As of December 31, 2005, all our mortgage-backed and asset-backed securities that have had subsequent revisions in yield, cash flow or prepayment assumptions were accounted for under the retrospective method.

  (f) Policy Fees and Other Income

   Policy fees and other income consists primarily of insurance charges assessed on universal life contracts, fees assessed against policyholder account values and surrender fee income. Charges to policyholder accounts for universal life cost of insurance is recognized as revenue when due. Variable product fees are charged to variable annuity and variable life policyholders based upon the daily net assets of the policyholder's account values and are recognized as revenue when charged. Policy surrender fees are recognized as income when the policy is surrendered.

  (g) Investment Securities

   We have designated our investment securities as available-for-sale and report them in our Consolidated Balance Sheets at fair value. We obtain values for actively traded securities from external pricing services. For infrequently traded securities, we obtain quotes from brokers, or we estimate values using internally developed pricing models. These models are based upon common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values. Changes in the fair value of available-for-sale investments, net of the effect on deferred acquisition costs ("DAC"), present value of future profits ("PVFP") and deferred income taxes, are reflected as unrealized investment gains or losses in a separate component of accumulated other comprehensive income.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   We regularly review investment securities for impairment in accordance with our impairment policy, which includes both quantitative and qualitative criteria. Quantitative criteria include length of time and amount that each security position is in an unrealized loss position, and for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Qualitative criteria include the financial strength and specific prospects for the issuer as well as our intent to hold the security until recovery. Securities that in our judgment are considered to be other-than-temporarily impaired are recognized as a charge to realized investment gains (losses) in the period in which such determination is made.

  (h) Securities Lending Activity

   We engaged in securities lending transactions for the purpose of enhancing the yield on our investment securities portfolio, which required the borrower to provide collateral, primarily consisting of cash and government securities, on a daily basis, in amounts equal to or exceeding 102% of the fair value of the applicable securities loaned. We maintained effective control over all loaned securities and therefore, continued to report such securities as fixed maturities in the Consolidated Balance Sheets.

   Cash and non-cash collateral, such as a security, received by us on securities lending transactions is reflected in other invested assets with an offsetting liability recognized in other liabilities for the obligation to return the collateral. The fair value of collateral held and included in other invested assets was $0.0 million and $406.9 million at December 31, 2005 and 2004, respectively. We had non-cash collateral of $0.0 million and $23.8 million at December 31, 2005 and 2004, respectively.

  (i) Commercial Mortgage Loans

   Commercial mortgage loans are stated at principal amounts outstanding, net of deferred expenses and allowance for loan losses. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans. Loan commitment fees are generally deferred and amortized on an effective yield basis over the term of the loan. Impaired loans are generally carried on a non-accrual status. Loans are ordinarily placed on non-accrual status when, in management's opinion, the collection of principal or interest is unlikely, or when the collection of principal or interest is 90 days or more past due.

   The allowance for loan losses is maintained at a level that management determines is adequate to absorb estimated probable incurred losses in the loan portfolio. Management's evaluation process to determine the adequacy of the allowance utilizes an analytical model based on historical loss experience, adjusted for current events, trends and economic conditions. The actual amounts realized could differ in the near term from the amounts assumed in arriving at the allowance for loan losses reported in the financial statements.

   All losses of principal are charged to the allowance for loan losses in the period in which the loan is deemed to be uncollectible. Additions and reductions are made to the allowance through periodic provisions charged to current operations and recovery of principal on loans previously charged off.

  (j) Other Invested Assets

   Investments in limited partnerships are generally accounted for under the equity method of accounting. Real estate is included in other invested assets and is stated, generally, at cost less accumulated depreciation. Other long-term investments are stated generally at amortized cost.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


  (k) Cash and Cash Equivalents

   Certificates of deposit, money market funds and other time deposits with original maturities of less than 90 days are considered cash equivalents in the Consolidated Balance Sheets and Consolidated Statements of Cash Flows.

  (l) Deferred Acquisition Costs

   Acquisition costs include costs which vary with and are primarily related to the acquisition of insurance and investment contracts. Such costs are deferred and amortized as follows:

   Long-Duration Contracts. Acquisition costs include commissions in excess of ultimate renewal commissions, solicitation and printing costs, sales material and some support costs, such as underwriting and contract and policy issuance expenses. Amortization for traditional long-duration insurance products is determined as a level proportion of premium based on commonly accepted actuarial methods and reasonable assumptions regarding mortality, morbidity, lapse rates, expenses and future yield on related investments established when the contract or policy is issued. Amortization for annuity contracts without significant mortality risk and investment and universal life products is based on estimated gross profits and is adjusted as those estimates are revised.

   Short-Duration Contracts. Acquisition costs consist primarily of commissions and premium taxes and are amortized ratably over the terms of the underlying policies.

   We regularly review all of these assumptions and periodically test DAC for recoverability. For deposit products, if the current present value of estimated future gross profits is less than the unamortized DAC for a line of business, a charge to income is recorded for additional DAC amortization. For other products, if the benefit reserve plus anticipated future premiums and interest earnings for a line of business are less than the current estimate of future benefits and expenses (including any unamortized DAC), a charge to income is recorded for additional DAC amortization or for increased benefit reserves. For the years ending December 31, 2005, 2004 and 2003, there were no significant charges to income recorded as a result our DAC recoverability testing.

  (m) Intangible Assets

   Present Value of Future Profits. In conjunction with the acquisition of a block of insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called PVFP, represents the actuarially estimated present value of future cash flows from the acquired policies. PVFP is amortized, net of accreted interest, in a manner similar to the amortization of DAC.

   We regularly review all of these assumptions and periodically test PVFP for recoverability. For deposit products, if the current present value of estimated future gross profits is less than the unamortized PVFP for a line of business, a charge to income is recorded for additional PVFP amortization. For other products, if the benefit reserve plus anticipated future premiums and interest earnings for a line of business are less than the current estimate of future benefits and expenses (including any unamortized PVFP), a charge to income is recorded for additional PVFP amortization or for increased benefit reserves. For the years ending December 31, 2005, 2004 and 2005, there were no significant charges to income recorded as a result our PVFP recoverability testing.

   Deferred Sales Inducements to Contractholders. We defer sales inducements to contractholders for features on variable annuities that entitle the contractholder to an incremental amount to be credited to the account value upon making a deposit, and for fixed annuities with crediting rates higher than the contract's expected ongoing crediting rates for periods after the inducement. Our sales inducements to contractholders deferred prior to the adoption of American Institute of Certified Public

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)

Accountants ("AICPA") Statement of Position 03-1 ("SOP 03-1"), Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, which we included in unamortized DAC, were reinsured effective January 1, 2004. Deferred sales inducements to contractholders are reported as a separate intangible asset and amortized in benefits and other changes in policy reserves using the same methodology and assumptions used to amortize DAC.

   Other Intangible Assets. We amortize the costs of other intangibles over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment at least annually based on undiscounted cash flows, which requires the use of estimates and judgment, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested at least annually for impairment and written down to fair value as required.

   Software. Purchased software and certain application development costs related to internally developed software are capitalized, above de minimus thresholds. When the software is ready for its intended use, the amounts capitalized are amortized over the expected useful life, not to exceed 5 years.

  (n) Goodwill

   Goodwill is not amortized but is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment, or a business one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by management at the component level. We recognize an impairment charge for any amount by which the carrying amount of a reporting unit's goodwill exceeds its fair value. We use discounted cash flows to establish fair values. Based on the results of our testing, we recorded a goodwill impairment charge of $57.5 million and $59.8 million in 2005 and 2004, respectively. There was no impairment charge in 2003. As of December 31, 2005, there is no goodwill balance remaining as a result of these charges.

  (o) Reinsurance

   Premium revenue, benefits, acquisition and operating expenses are reported net of the amounts relating to reinsurance ceded to other companies. Amounts due from reinsurers for incurred and estimated future claims are reflected in the reinsurance recoverable asset. The cost of reinsurance is accounted for over the terms of the related treaties using assumptions consistent with those used to account for the underlying reinsured policies.

  (p) Separate Accounts

   The separate account assets represent funds for which the investment income and investment gains and losses accrue directly to the variable annuity contractholders and variable life policyholders. We assess mortality risk fees and administration charges on the variable mutual fund portfolios. The separate account assets are carried at fair value and are at least equal to the liabilities that represent the policyholders' equity in those assets.

  (q) Future Annuity and Contract Benefits

   Future annuity and contract benefits consist of the liability for investment contracts, insurance contracts and accident and health contracts. Investment contract liabilities are generally equal to the policyholder's current account value. The liability for life insurance and accident and health contracts is calculated based upon actuarial assumptions as to mortality, morbidity, interest, expense and withdrawals, with experience adjustments for adverse deviation where appropriate.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


  (r) Liability for Policy and Contract Claims

   The liability for policy and contract claims represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The estimated liability includes requirements for future payments of
(a) claims that have been reported to the insurer, (b) claims related to insured events that have occurred but that have not been reported to the insurer as of the date the liability is estimated, and (c) claim adjustment expenses. Claim adjustment expenses include costs incurred in the claim settlement process such as legal fees and costs to record, process, and adjust claims.

   Management considers the liability for policy and contract claims provided to be satisfactory to cover the losses that have occurred. Management monitors actual experience, and where circumstances warrant, will revise its assumptions. The methods of determining such estimates and establishing the reserves are reviewed continuously and any adjustments are reflected in operations in the period in which they become known. Future developments may result in losses and loss expenses greater or less than the liability for policy and contract claims provided.

  (s) Income Taxes

   For periods prior to 2004, we filed a consolidated life insurance federal income tax return with our parent, GLIC, and its other life insurance affiliates. We were subject to a tax-sharing agreement, as approved by state insurance regulators, which allocated taxes on a separate company basis but provided benefit for current utilization of losses and credits. Intercompany balances were settled at least annually.

   For the period beginning January 1, 2004, and ending on the date of the transfer of our outstanding capital stock to Genworth, we were included in the consolidated federal income tax return of GE. During this period, we were subject to a tax-sharing arrangement that allocates tax on a separate company basis, but provided benefit for current utilization of losses and credits. Intercompany balances were settled at least annually.

   Subsequent to the transfer of our outstanding capital stock to Genworth, we filed a consolidated life insurance federal income tax return with our parent, GLIC, and its other life insurance affiliates. We are subject to a separate tax-sharing agreement, as approved by state insurance regulators, which allocates taxes on a separate company basis but provides benefit for current utilization of losses and credits. Intercompany balances are settled at least annually.

   Deferred federal taxes are provided for temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at the enacted tax rates expected to be in effect when taxes are actually paid or recovered.

  (t) Accounting Changes

   On January 1, 2004 we adopted AICPA SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. SOP 03-1 provides guidance on separate account presentation and valuation, accounting for sales inducements to contractholders and classification and valuation of long-duration contract liabilities. The cumulative effect of change in accounting principle related to adopting SOP 03-1 was a $0.7 million benefit, net of taxes, for the change in reserves, less additional amortization of deferred acquisition costs, on variable annuity contracts with guaranteed minimum death benefits.

  (u) Accounting Pronouncements Not Yet Adopted

   In September 2005, the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts. This statement provides guidance on accounting for deferred acquisition costs and other deferred balances on an internal replacement, defined broadly as a modification in product benefits, features, rights or coverages that occurs by the exchange of an existing contract for a new contract, or by the amendment, endorsement, or rider to an existing contract, or by the election of a benefit, feature, right, or coverage within an existing contract. Depending on the type of modification, the period over which these deferred balances will be

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)

recognized could be accelerated. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. We are currently evaluating the impact SOP 05-1 will have on our results of operations or financial position.

(2)Investments

  (a) Net Investment Income

   For the years ended December 31, the sources of our investment income were as follows:

(Dollar amounts in millions)                      2005    2004    2003
----------------------------                     ------  ------  ------
Fixed maturities -- taxable..................... $331.3  $345.2  $458.6
Fixed maturities -- non-taxable.................    0.1     0.1     0.1
Commercial mortgage loans.......................   75.3    77.1    81.8
Equity securities...............................    0.8     0.1     0.9
Other investments...............................    3.4    (1.2)   (2.9)
Policy loans....................................   10.1     7.5    10.8
                                                 ------  ------  ------
Gross investment income before expenses and fees  421.0   428.8   549.3
Expenses and fees...............................   (9.3)   (7.8)  (11.3)
                                                 ------  ------  ------
Net investment income........................... $411.7  $421.0  $538.0
                                                 ======  ======  ======

  (b) Net Realized Investment Gains (Losses)

   For the years ended December 31, gross realized investment gains and losses from the sales and impairments of investment securities classified as available-for-sale were as follows:

(Dollar amounts in millions)             2005    2004   2003
----------------------------            ------  -----  ------
Gross realized investment:
   Gains on sale....................... $ 12.0  $10.7  $ 80.2
   Losses on sale......................   (4.3)  (4.1)  (49.9)
   Impairment losses...................  (12.2)  (0.9)  (26.4)
                                        ------  -----  ------
Net realized investments gains (losses) $ (4.5) $ 5.7  $  3.9
                                        ======  =====  ======

  (c) Unrealized Gains and Losses

   Net unrealized gains and losses on investment securities and other invested assets classified as available-for-sale are reduced by deferred income taxes and adjustments to PVFP and DAC that would have resulted had such gains and losses been realized. Net unrealized gains and losses on available-for-sale investment securities reflected as a separate component of accumulated other comprehensive income as of December 31, are summarized as follows:

(Dollar amounts in millions)                                                        2005    2004    2003
----------------------------                                                       ------  ------  ------
Net unrealized gains (losses) on available-for-sale investment securities:
   Fixed maturities............................................................... $ 27.6  $145.4  $204.6
   Equity securities..............................................................    8.0     6.0     3.0
   Restricted other invested assets...............................................   (1.3)     --      --
                                                                                   ------  ------  ------
       Subtotal...................................................................   34.3   151.4   207.6
                                                                                   ------  ------  ------
Adjustments to the present value of future profits and deferred acquisitions costs  (15.1)  (40.7)  (72.6)
Deferred income taxes, net........................................................   (6.7)  (38.7)  (47.3)
                                                                                   ------  ------  ------
       Net unrealized gains on available-for-sale investment securities........... $ 12.5  $ 72.0  $ 87.7
                                                                                   ======  ======  ======

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   The change in the net unrealized gains (losses) on available-for-sale investment securities reported in accumulated other comprehensive income for the years ended December 31, is as follows:

(Dollar amounts in millions)                                                                      2005    2004    2003
----------------------------                                                                    -------  ------  ------
Net unrealized gains (losses) on investment securities as of January 1......................... $  72.0  $ 87.7  $(12.0)
                                                                                                -------  ------  ------
Unrealized gains (losses) on investment arising during the period:
   Unrealized gains (losses) on investment securities..........................................  (120.0)  (52.5)  201.2
   Adjustment to deferred acquisition costs....................................................     6.9    19.7   (10.7)
   Adjustment to present value of future profits...............................................    18.7    12.2   (32.4)
   Provision for deferred income taxes.........................................................    32.0     8.6   (55.9)
                                                                                                -------  ------  ------
       Changes in unrealized gains (losses) on investment securities...........................   (62.4)  (12.0)  102.2
Reclassification adjustments to net realized investment (gains) losses net of deferred taxes of
  $(1.6), $2.0 and $1.4........................................................................     2.9    (3.7)   (2.5)
                                                                                                -------  ------  ------
Net unrealized gains on investment securities as of December 31................................ $  12.5  $ 72.0  $ 87.7
                                                                                                =======  ======  ======

  (d) Fixed Maturities and Equity Securities

   As of December 31, 2005 and 2004, the amortized cost, gross unrealized gains and losses and fair value of our fixed maturities and equity securities classified as available-for-sale were as follows:

2005                                            Gross      Gross
----                                Amortized unrealized unrealized Estimated
(Dollar amounts in millions)          cost      gains      losses   fair value
----------------------------        --------- ---------- ---------- ----------
Fixed maturities:
U.S. government and agency......... $   70.2    $  0.5     $ (0.5)   $   70.2
Non-U.S. government................    101.9       9.7       (0.2)      111.4
U.S. corporate.....................  2,784.5      55.8      (23.3)    2,817.0
Non-U.S. corporate.................    455.7      10.1       (5.6)      460.2
Mortgage and asset-backed..........  1,837.4       5.3      (24.2)    1,818.5
                                    --------    ------     ------    --------
   Total fixed maturities..........  5,249.7      81.4      (53.8)    5,277.3
Equity securities..................     15.3       8.0         --        23.3
                                    --------    ------     ------    --------
Total available-for-sale securities $5,265.0    $ 89.4     $(53.8)   $5,300.6
                                    ========    ======     ======    ========

2004                                            Gross      Gross
----                                Amortized unrealized unrealized Estimated
(Dollar amounts in millions)          cost      gains      losses   fair value
----------------------------        --------- ---------- ---------- ----------
Fixed maturities:
U.S. government and agency......... $   51.5    $  0.9     $   --    $   52.4
State and municipal................      0.7        --         --         0.7
Non-U.S. government................     97.9       7.5         --       105.4
U.S. corporate.....................  3,935.8     134.1      (29.3)    4,040.6
Non-U.S. corporate.................    782.7      23.0       (2.9)      802.8
Mortgage and asset-backed..........  1,987.2      21.1       (9.0)    1,999.3
                                    --------    ------     ------    --------
   Total fixed maturities..........  6,855.8     186.6      (41.2)    7,001.2
Equity securities..................     20.8       6.0         --        26.8
                                    --------    ------     ------    --------
Total available-for-sale securities $6,876.6    $192.6     $(41.2)   $7,028.0
                                    ========    ======     ======    ========

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   For fixed maturity securities, we recognize an impairment charge to earnings in the period in which we determine that we do not expect to either collect or recover principal and interest in accordance with the contractual terms of the instruments or based on underlying collateral values and considering events such as payment default, bankruptcy or disclosure of fraud. For equity securities, we recognize an impairment charge in the period in which we determine that the security will not recover to book value within a reasonable period. We determine what constitutes a reasonable period on a security-by-security basis based upon consideration of all the evidence available to us, including the magnitude of an unrealized loss and its duration. In any event, this period does not exceed 18 months for common equity securities. We measure impairment charges based on the difference between the book value of the security and its fair value.

   We generally intend to hold securities in unrealized loss positions until they recover. However, from time to time, we sell securities in the ordinary course of managing our portfolio to meet diversification, credit quality, yield and liquidity requirements. The aggregate fair value of securities sold at a loss during the year ended December 31, 2005 was $188.5 million, which was approximately 98.3% of book value.

   The following table presents the gross unrealized losses and estimated fair values of our investment securities, aggregated by investment type and length of time that individual investment securities have been in a continuous unrealized loss position, as of December 31, 2005:

                                                 Less Than 12 Months                        12 Months or More
                                      ----------------------------------------- -----------------------------------------


                                                       Gross                                     Gross
                                      Estimated fair unrealized                 Estimated fair unrealized
(Dollar amounts in millions)              value        losses   # of securities     value        losses   # of securities
----------------------------          -------------- ---------- --------------- -------------- ---------- ---------------
Description of Securities
Fixed maturities:
U.S. government and agency...........    $   36.9      $ (0.2)          7           $ 13.8       $ (0.3)          3
Government -- non U.S................        12.6        (0.2)         11               --           --          --
U.S. corporate.......................       782.6       (13.7)        164            310.0         (9.7)         64
Corporate -- non U.S.................       155.5        (2.4)         35             83.7         (3.2)         13
Asset backed.........................       538.7        (7.6)         44            109.2         (1.4)         20
Mortgage backed......................       538.1        (8.9)        101            210.8         (6.2)         50
                                         --------      ------         ---           ------       ------         ---
Total temporarily impaired securities    $2,064.4      $(33.0)        362           $727.5       $(20.8)        150
                                         ========      ======         ===           ======       ======         ===
% Below cost -- fixed maturities:
(less than)20% Below cost............    $2,064.4      $(33.0)        362           $722.6       $(18.3)        147
20-50% Below cost....................          --          --          --              4.9         (2.5)          3
(greater than)50% Below cost.........          --          --          --               --           --          --
                                         --------      ------         ---           ------       ------         ---
Total fixed maturities...............    $2,064.4      $(33.0)        362           $727.5       $(20.8)        150
                                         ========      ======         ===           ======       ======         ===
Investment grade.....................    $1,988.2      $(31.0)        337           $714.3       $(18.0)        140
Below investment grade...............        76.2        (2.0)         25             13.2         (2.8)         10
Not Rated............................          --          --          --               --           --          --
                                         --------      ------         ---           ------       ------         ---
Total temporarily impaired securities    $2,064.4      $(33.0)        362           $727.5       $(20.8)        150
                                         ========      ======         ===           ======       ======         ===

   The investment securities in an unrealized loss position as of December 31, 2005 consist of 512 securities accounting for unrealized losses of $53.8 million. Of these unrealized losses, 91.1% are investment grade (rated AAA through BBB-) and 95.4% is less than 20% below cost. The amount of the unrealized loss on these securities is primarily attributable to increases in interest rates and changes in credit spreads.

   For the investment securities in an unrealized loss position as of December 31, 2005, three securities are below cost 20% or more and below investment grade (rated BB+ and below) for twelve months or more accounting for unrealized losses

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)

of $2.5 million. These securities consist of two issuers in the airline and automotive industries and are current on all terms. All airline securities are collateralized by commercial jet aircraft associated with several domestic airlines. We believe these airline security holdings are in a temporary loss position as a result of ongoing negative market reaction to difficulties in the commercial airline industry. The unrealized loss on the automotive investments was primarily caused by legacy issues and declines in market share. The automotive issuer continues to maintain significant liquidity relative to their maturities and we expect to collect full principal and interest.

   Because management expects these investments to continue to perform as to contractual obligations and we have the ability and intent to hold these investment securities until the recovery of the fair value up to the cost of the investments, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2005.

   The following table presents the gross unrealized losses and estimated fair values of our investment securities, aggregated by investment type and length of time that individual investment securities have been in a continuous unrealized loss position, as of December 31, 2004:

                                                 Less Than 12 Months                        12 Months or More
                                      ----------------------------------------- -----------------------------------------
                                                       Gross                                     Gross
-                                     Estimated fair unrealized                 Estimated fair unrealized
(Dollar amounts in millions)              value        losses   # of securities     value        losses   # of securities
----------------------------          -------------- ---------- --------------- -------------- ---------- ---------------
Description of Securities
Fixed maturities:
U.S. government and agency...........    $    7.2      $   --           4           $  0.3       $   --          1
Government -- non U.S................         2.9          --           3               --           --         --
U.S. corporate.......................       494.5       (10.7)        104            267.0        (18.6)        29
Corporate -- non U.S.................       129.0        (2.2)         30             17.3         (0.7)         4
Asset backed.........................       221.6        (1.2)         38              1.6           --          1
Mortgage backed......................       470.9        (6.3)         76             56.1         (1.5)        20
                                         --------      ------         ---           ------       ------         --
Total temporarily impaired securities    $1,326.1      $(20.4)        255           $342.3       $(20.8)        55
                                         ========      ======         ===           ======       ======         ==
% Below cost -- fixed maturities:
(less than)20% Below cost............    $1,324.8      $(19.9)        253           $323.5       $(14.7)        51
20-50% Below cost....................         1.3        (0.5)          2             18.8         (6.1)         4
(greater than)50% Below cost.........          --          --          --               --           --         --
                                         --------      ------         ---           ------       ------         --
Total fixed maturities...............    $1,326.1      $(20.4)        255           $342.3       $(20.8)        55
                                         ========      ======         ===           ======       ======         ==
Investment grade.....................    $1,203.8      $(16.6)        223           $208.2       $(11.8)        40
Below investment grade...............       103.0        (3.5)         26            134.1         (9.0)        15
Not Rated............................        19.3        (0.3)          6               --           --         --
                                         --------      ------         ---           ------       ------         --
Total temporarily impaired securities    $1,326.1      $(20.4)        255           $342.3       $(20.8)        55
                                         ========      ======         ===           ======       ======         ==

   The scheduled maturity distribution of fixed maturities at December 31, 2005 follows. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


                                                      Estimated
(Dollar amounts in millions)           Amortized cost fair value
----------------------------           -------------- ----------
Due in one year or less...............    $  301.3     $  300.1
Due after one year through five years.     1,378.8      1,390.2
Due after five years through ten years       984.7      1,000.0
Due after ten years...................       747.5        768.5
                                          --------     --------
   Subtotal...........................     3,412.3      3,458.8
Mortgage and asset-backed.............     1,837.4      1,818.5
                                          --------     --------
   Total fixed maturities.............    $5,249.7     $5,277.3
                                          ========     ========

   As of December 31, 2005, $588.2 million of our investments (excluding mortgage and asset-backed securities) were subject to certain call provisions.

   As of December 31, 2005, securities issued by finance and insurance, utilities and energy and consumer -- non cyclical industry groups represented approximately 30.6%, 17.3% and 13.3% of our domestic and foreign corporate fixed maturities portfolio, respectively. No other industry group comprises more than 10% of our investment portfolio. This portfolio is widely diversified among various geographic regions in the U.S. and internationally, and is not dependent on the economic stability of one particular region.

   As of December 31, 2005, we did not hold any fixed maturities, which individually exceeded 10% of stockholders' equity.

   As required by law, we have amounts invested, with governmental authorities and banks for the protection of policyholders, of $4.9 million and $5.6 million as of December 31, 2005 and 2004, respectively.

  (e) Commercial Mortgage Loans

   Our mortgage loans are collateralized by commercial properties, including multifamily residential buildings. The carrying value of commercial mortgage loans is stated at original cost net of prepayments, amortization and allowance for loan losses.

   We diversify our commercial mortgage loans by both property type and geographic region. The following table sets forth the distribution across property type and geographic region for commercial mortgage loans as of the dates indicated:

                                                December 31,
                             --------------------------------------------------
Property Type                          2005                      2004
-------------                ------------------------  ------------------------
(Dollar amounts in millions) Carrying value % of total Carrying value % of total
---------------------------- -------------- ---------- -------------- ----------
      Office................    $  346.8       33.3%      $  356.1       29.5%
      Industrial............       353.7       33.9          386.2       32.0
      Retail................       233.5       22.4          335.9       27.8
      Apartments............        91.5        8.8          105.6        8.7
      Mixed use/other.......        16.6        1.6           23.9        2.0
                                --------      -----       --------      -----
      Total.................    $1,042.1      100.0%      $1,207.7      100.0%
                                ========      =====       ========      =====

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


                                                December 31,
                             --------------------------------------------------
Geographic Region                      2005                      2004
-----------------            ------------------------  ------------------------
(Dollar amounts in millions) Carrying value % of total Carrying value % of total
---------------------------- -------------- ---------- -------------- ----------
     Pacific................    $  299.4       28.7%      $  332.8       27.6%
     South Atlantic.........       190.1       18.2          255.3       21.1
     Middle Atlantic........       115.5       11.1          129.3       10.7
     East North Central.....       204.0       19.6          215.1       17.8
     Mountain...............        97.8        9.4          101.4        8.4
     West South Central.....        38.6        3.7           65.8        5.4
     West North Central.....        48.1        4.6           52.0        4.3
     East South Central.....        17.3        1.7           15.4        1.3
     New England............        31.3        3.0           40.6        3.4
                                --------      -----       --------      -----
     Total..................    $1,042.1      100.0%      $1,207.7      100.0%
                                ========      =====       ========      =====

   For the years ended December 31, 2005 and 2004, respectively, we originated $4.8 million and $28.0 million of mortgages secured by real estate in California, which represents 4.0% and 14.2% of our total originations for those years.

   "Impaired" loans are defined under U.S. GAAP as loans for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan agreement. That definition excludes, among other things, leases or large groups of smaller-balance homogenous loans.

   Under these principles, we have two types of "impaired" loans: loans requiring specific allowances for losses (none as of December 31, 2005 and 2004) and loans expected to be fully recoverable because the carrying amount has been reduced previously through charge-offs or deferral of income recognition ($0.8 million as of December 31, 2005 and 2004). Average investment in specifically impaired loans during December 31, 2005, 2004 and 2003 was $0.8 million, $1.1 million and $2.8 million, respectively, and interest income earned on these loans while they were considered impaired was $0.0, $0.0 and $0.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.

   The following table presents the activity in the allowance for losses during the years ended December 31:

(Dollar amounts in millions)                2005   2004  2003
----------------------------               -----  -----  -----
Balance as of January 1................... $10.4  $10.4  $ 8.9
Provision charged (released) to operations  (4.6)   1.0    1.5
Transfers.................................    --   (0.6)    --
Amounts written off, net of recoveries....  (1.5)  (0.4)    --
                                           -----  -----  -----
Balance as of December 31................. $ 4.3  $10.4  $10.4
                                           =====  =====  =====

   The allowance for losses on mortgage loans at December 31, 2005, 2004 and 2003 represented 0.4%, 0.9% and 0.8% of gross mortgage loans, respectively. Non-income producing mortgage loans were $0.8 million as of December 31, 2005 and 2004.

   During 2005, we adjusted our process for estimating credit losses in our commercial mortgage loan portfolio. As a result of this adjustment, we released $4.6 million of commercial mortgage loan reserves to net investment income in the fourth quarter of 2005.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


  (f) Other Invested Assets

   The following table sets forth the carrying values of our other invested assets as of the dates indicated:

                                                    December 31,
                                 --------------------------------------------------
                                           2005                      2004
                                 ------------------------  ------------------------
(Dollar amounts in millions)     Carrying value % of total Carrying value % of total
----------------------------     -------------- ---------- -------------- ----------
Restricted other invested assets     $332.0        85.2%       $   --         -- %
Securities lending..............         --          --         406.9        87.2
Limited partnerships............       48.6        12.4          53.0        11.4
Other investments...............        9.3         2.4           6.6         1.4
                                     ------       -----        ------       -----
Total...........................     $389.9       100.0%       $466.5       100.0%
                                     ======       =====        ======       =====

  Restricted other invested assets

   On August 19, 2005, we transferred approximately $344.6 million of investment securities to an affiliated special purpose entity ("SPE"), whose sole purpose is to securitize these investment securities and issue secured notes (the "Secured Notes") to various affiliated companies. The securitized investments are owned in their entirety by the SPE and are not available to satisfy the claims of our creditors. However, we are entitled to principal and interest payments made on the Secured Notes we hold. Under U.S. GAAP, the transaction is accounted for as a secured borrowing. Accordingly, the Secured Notes are included within our consolidated financial statements as available-for-sale fixed maturities and the liability equal to the proceeds received upon transfer has been included in Other Liabilities. Additionally, the investment securities transferred are included in Other Invested Assets and are shown as restricted assets.

   As of December 31, 2005, the amortized cost, gross unrealized gains and losses, and estimated fair value of our restricted other invested assets are as follows:

2005                                     Gross      Gross
----                         Amortized unrealized unrealized Estimated
(Dollar amounts in millions)   cost      gains      losses   fair value
---------------------------- --------- ---------- ---------- ----------
Fixed maturities:
Foreign other...............  $324.3      $2.9      $(4.3)     $322.9
U.S. corporate..............     9.0       0.2       (0.1)        9.1
                              ------      ----      -----      ------
Total restricted securities.  $333.3      $3.1      $(4.4)     $332.0
                              ======      ====      =====      ======

   The scheduled maturity distribution of the restricted fixed maturity portfolio at December 31, 2005 follows. Expected maturities may differ from scheduled contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

                                       Amortized Estimated
(Dollar amounts in millions)             cost    fair value
----------------------------           --------- ----------
Due in one year or less...............  $ 24.5     $ 24.5
Due after one year through five years.    95.8       94.3
Due after five years through ten years   168.4      167.6
Due after ten years...................    44.6       45.6
                                        ------     ------
   Total restricted fixed maturities..  $333.3     $332.0
                                        ======     ======

   As of December 31, 2005, $55.9 million of our restricted other invested assets were subject to certain call provisions.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   As of December 31, 2005, we did not hold any restricted fixed maturity securities, which individually exceeded 10% of stockholders' equity.

(3)Deferred Acquisition Costs

   Activity impacting deferred acquisition costs for the years ended December 31, was as follows:

(Dollar amounts in millions)                          2005     2004    2003
----------------------------                         ------  -------  ------
Unamortized balance as of January 1................. $255.2  $ 923.8  $843.3
Cost deferred.......................................   93.3     89.1   167.7
Amortization, net...................................  (27.2)   (23.6)  (87.2)
Transfers due to reinsurance transactions with UFLIC     --   (734.1)     --
                                                     ------  -------  ------
Unamortized balance as of December 31...............  321.3    255.2   923.8
Cumulative effect of net unrealized investment gains   (0.2)    (7.1)  (26.8)
                                                     ------  -------  ------
Balance as of December 31........................... $321.1  $ 248.1  $897.0
                                                     ======  =======  ======

(4)Intangible Assets and Goodwill

   At December 31, 2005 and 2004, the gross carrying amount and accumulated amortization of intangibles, net of interest accretion, subject to amortization were as follows:

                                                      2005                  2004
                                              --------------------  --------------------
                                               Gross                 Gross
                                              carrying Accumulated  carrying Accumulated
(Dollar amounts in millions)                   amount  amortization  amount  amortization
----------------------------                  -------- ------------ -------- ------------
Present value of future profits ("PVFP").....  $142.4     $(41.4)    $123.7     $(27.6)
Capitalized software.........................    37.1      (14.4)      31.1      (11.9)
Deferred sales inducements to contractholders     8.7       (0.8)       5.5       (0.2)
All other....................................     1.0       (1.0)       1.0       (1.0)
                                               ------     ------     ------     ------
Total........................................  $189.2     $(57.6)    $161.3     $(40.7)
                                               ======     ======     ======     ======

   Amortization expense related to intangible assets for the years ended December 31, 2005, 2004, and 2003 was $16.3 million, $23.9 million and $31.7 million, respectively. Amortization expense related to deferred sales inducements to contractholders of $0.6 million and $0.2 million was included in benefits and other changes in policy reserves for the years ended December 31, 2005 and 2004, respectively. There were no deferred sales inducements to contractholders in the year ended December 31, 2003.

  (a) Present Value of Future Profits

   The method used by us to value PVFP in connection with acquisitions of life insurance entities is summarized as follows: (1) identify the future gross profits attributable to certain lines of business, (2) identify the risks inherent in realizing those gross profits and (3) discount those gross profits at the rate of return that we must earn in order to accept the inherent risks.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   The following table presents the activity in PVFP for the years ended December 31:

(Dollar amounts in millions)                                                2005    2004    2003
----------------------------                                               ------  ------  ------
Unamortized balance as of January 1....................................... $129.7  $173.9  $202.2
Interest accreted at 4.9%, 5.2% and 5.4%, respectively....................    6.0     7.1    10.2
Amortization..............................................................  (19.8)  (27.6)  (38.5)
Amounts transferred in connection with reinsurance transactions with UFLIC     --   (23.7)     --
                                                                           ------  ------  ------
Unamortized balance as of December 31.....................................  115.9   129.7   173.9
Accumulated effect of net unrealized investment gains.....................  (14.9)  (33.6)  (45.8)
                                                                           ------  ------  ------
Balance as of December 31................................................. $101.0  $ 96.1  $128.1
                                                                           ======  ======  ======

   The estimated percentage of the December 31, 2005 PVFP balance net of interest accretion, before the effect of unrealized investment gains or losses, to be amortized over each of the next five years is as follows:

                                   2006 10.2%
                                   2007  8.9%
                                   2008  7.8%
                                   2009  7.1%
                                   2010  6.4%

   Amortization expenses for PVFP for future periods will be affected by acquisitions, dispositions, realized gains (losses) or other factors affecting the ultimate amount of gross profits realized from certain lines of businesses. Similarly, future amortization expenses for other intangibles will depend on future acquisitions, dispositions and other business transactions.

  (b) Goodwill

   Our goodwill balance by segment and activity was as follows:

                                Retirement
                                 Income &
(Dollar amounts in millions)    Investments Protection Total
----------------------------    ----------- ---------- ------
Balance as of December 31, 2003    $59.8      $57.5    $117.3
Impairment.....................     59.8         --      59.8
                                   -----      -----    ------
Balance as of December 31, 2004       --       57.5      57.5
Impairment.....................       --       57.5      57.5
                                   -----      -----    ------
Balance as of December 31, 2005    $  --      $  --    $   --
                                   =====      =====    ======

   In 2005, we recognized an impairment of $57.5 million to amortization expense in our Protection segment. We currently are not actively writing life insurance in our Protection segment. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

   In 2004, as a result of the reinsurance transactions with Union Fidelity Life Insurance Company ("UFLIC"), described in Note 5, we were not able to transfer any goodwill, as the reinsurance transactions with UFLIC did not constitute the disposition of a business. However, as the reinsurance transactions with UFLIC represented a significant portion of our operations, we were required to test goodwill for impairment and recognized an impairment charge of $59.8 million to amortization expense in the Retirement Income and Investments reporting unit for the year ended December 31, 2004. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


(5)Reinsurance

   On November 30, 2005, we entered into a reinsurance agreement with First Colony Life Insurance Company ("FCL"), an affiliate, on an indemnity coinsurance, funds withheld basis, to cede 90% of the institutional liabilities arising from the funding agreements issued as part of our registered note program. The maximum amount of the funding agreement liabilities that can be ceded to FCL, without prior notice, is $2.0 billion.

   This agreement is accounted for as deposit accounting as it does not transfer adequate insurance risk. No ceding commission was paid under this agreement. We withhold amounts due to FCL as security for the performance of FCL's obligations under this agreement. We are required to invest the withheld amounts pursuant to investment guidelines agreed to with FCL and to pay the net profit to FCL. Any amounts due under this agreement are settled quarterly.

   On April 15, 2004, we entered into reinsurance transactions in which we ceded to UFLIC, an affiliate, substantially all of our in-force blocks of variable annuities and structured settlements. Our in-force variable annuity contracts, excluding the RetireReady/SM/ Retirement Answer/ /Variable Annuity ("Retirement Answer") product that was not reinsured, had aggregate general account reserves of $2.5 billion as of January 1, 2004. Our in-force structured settlements reinsured had aggregate policyholder reserves of $0.3 billion as of January 1, 2004. The in-force blocks of general account variable annuities and structured settlements ceded to UFLIC had aggregate policyholder reserves of $2.0 billion and $0.2 billion as of December 31, 2005, respectively, and $2.4 billion and $0.2 billion as of December 31, 2004, respectively. The reinsurance transactions with UFLIC were completed and accounted for at book value. We transferred investment assets to UFLIC in exchange for the reinsurance recoverable asset from UFLIC in the amount of $2.1 billion at January 1, 2004. UFLIC also assumed any benefit or expense resulting from third party reinsurance that we have on this block of business. We had $6.9 billion and $7.6 billion in retained assets that are attributable to the separate account portion of the variable annuity business and will make any payments with respect to that separate account portion directly from these assets as of December 31, 2005 and 2004, respectively. The reinsurance transactions with UFLIC were reported on our tax returns at fair value as determined for tax purposes, giving rise to a net reduction in current and deferred income tax liabilities and resulting in a net tax benefit. Under these reinsurance agreements, we continue to perform various management, administration and support services and receive an expense allowance from UFLIC to reimburse us for costs we incur to service the reinsured blocks. Actual costs and expense allowance amounts will be determined by expense studies to be conducted periodically.

   Although we are not relieved of our primary obligations to the contractholders, the reinsurance transactions with UFLIC transfer the future financial results of the reinsured blocks to UFLIC. To secure the payment of its obligations to us under these reinsurance agreements, UFLIC has established trust accounts to maintain an aggregate amount of assets with a statutory book value at least equal to the statutory general account reserves attributable to the reinsured business less an amount required to be held in certain claims paying accounts. A trustee will administer the trust accounts and we will be permitted to withdraw from the trust accounts amounts due to us pursuant to the terms of the reinsurance agreements that are not otherwise paid by UFLIC. In addition, pursuant to a Capital Maintenance Agreement, General Electric Capital Corporation ("GE Capital") agreed to maintain sufficient capital in UFLIC to maintain UFLIC's risk-based capital at not less than 150% of its company action level, as defined from time to time by the National Association of Insurance Commissioners ("NAIC").

   Concurrently with the consummation of the reinsurance transactions with UFLIC, we paid a dividend to our stockholder consisting of cash and securities. A portion of this dividend, together with amounts paid by certain of our affiliates, was used by GE Financial Assurance Holdings, Inc. to make a capital contribution to UFLIC. The aggregate value of the dividend was $409.5 million, consisting of cash in the amount of $30.4 million and securities in the amount of $379.1 million.

   We are involved in both the cession and assumption of reinsurance with other companies. Our reinsurance consists primarily of long-duration contracts that are entered into with financial institutions and related party reinsurance. Although these reinsurance agreements contractually obligate the reinsurers to reimburse us, they do not discharge us from our primary liabilities and we remain liable to the extent that the reinsuring companies are unable to meet their obligations.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   In order to limit the amount of loss retention, certain policy risks are reinsured with other insurance companies. The maximum of individual ordinary life insurance normally retained by any one insured with an issue age up to and including 75 is $1.0 million and for issue ages over 75 is $0.1 million. Certain Medicare supplement insurance policies are reinsured on either a quota share or excess of loss basis. We also use reinsurance for guaranteed minimum death benefit ("GMDB") options on most of our variable annuity products. We monitor both the financial condition of individual reinsurers and risk concentrations arising from similar geographic regions, activities and economic characteristics of reinsurers to lessen the risk of default by such reinsurers. Other than with UFLIC, at December 31, 2005, we had no significant concentrations of variable annuity net at risk reinsurance with any one reinsurer that could have a material impact on our results of operations. At December 31, 2005, 30.4% of our reinsured life insurance net at risk exposure ceded to one company.

   Net life insurance in force as of December 31 is summarized as follows:

(Dollar amounts in millions)            2005       2004       2003
----------------------------         ---------  ---------  ---------
Direct life insurance in force...... $22,219.1  $24,723.4  $26,889.2
Amounts ceded to other companies....  (3,313.6)  (4,045.2)  (4,129.4)
Amounts assumed from other companies   1,638.3    1,863.3    1,970.2
                                     ---------  ---------  ---------
Net in force........................ $20,543.8  $22,541.5  $24,730.0
                                     =========  =========  =========
Percentage of amount assumed to net.       8.0%       8.3%       8.0%
                                     =========  =========  =========

   The following table sets forth the effects of reinsurance on premiums earned for the years ended December 31:

(Dollar amounts in millions)         2005    2004    2003
----------------------------        ------  ------  ------
Direct............................. $113.3  $110.8  $122.9
Assumed............................    3.8     2.5     2.5
Ceded..............................  (13.6)  (16.5)  (21.4)
                                    ------  ------  ------
Net premiums earned................ $103.5  $ 96.8  $104.0
                                    ======  ======  ======
Percentage of amount assumed to net    3.7%    2.6%    2.4%
                                    ======  ======  ======

   Due to the nature of our insurance contracts, premiums earned approximate premiums written.

   Reinsurance recoveries recognized as a reduction of benefit expenses amounted to $20.7 million, $21.3 million and $23.9 million for the years ended December 31, 2005, 2004 and 2003, respectively. Reinsurance recoveries recognized as a reduction of change in policy reserves amounted to $157.5 million, $106.2 million and $5.0 million for the years ended December 31, 2005, 2004 and 2003, respectively.

(6)Future Annuity and Contract Benefits

  Investment Contracts

   Investment contracts are broadly defined to include contracts without significant mortality or morbidity risk. Payments received from sales of investment contracts are recognized by providing a liability equal to the current account value of the policyholder's contracts. Interest rates credited to investment contracts are guaranteed for the initial policy term with renewal rates determined as necessary by management.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


  Insurance Contracts

   Insurance contracts are broadly defined to include contracts with significant mortality and/or morbidity risk. The liability for future benefits of insurance contracts is the present value of such benefits less the present value of future net premiums, based on mortality, morbidity and other assumptions, which were appropriate at the time the policies were issued or acquired. These assumptions are periodically evaluated for potential reserve deficiencies. Reserves for cancelable accident and health insurance are based upon unearned premiums, claims incurred but not reported and claims in the process of settlement. This estimate is based on our historical experience and the experience of the insurance industry, adjusted for current trends. Any changes in the estimated liability are reflected in income as the estimates are revised.

   The following table sets forth the major assumptions underlying our recorded liabilities for future annuity and contract benefits:

                                            Mortality/                 December 31,
                                            morbidity  Interest rate -----------------
(Dollar amounts in millions)                assumption  assumption     2005     2004
----------------------------                ---------- ------------- -------- --------
Investment contracts.......................  Account
                                             balance        N/A      $5,888.3 $7,267.9
Limited payment contracts..................    (a)     3.5% - 11.25%    203.6    203.5
Traditional life insurance contracts.......    (b)     6.45% - 7.40%    295.8    309.2
Universal life type contracts..............  Account
                                             balance        N/A       1,756.6  1,769.1
Accident and health........................    (c)      4.5% -5.25%      57.2     54.9
                                                                     -------- --------
Total future annuity and contracts benefits                          $8,201.5 $9,604.6
                                                                     ======== ========

--------
(a)Either the United States Population Table, 1983 Group Annuitant Mortality Table or 1983 Individual Annuity Mortality Table and Company experience.
(b)Principally modifications of the 1965-70 or 1975-80 Select and Ultimate Tables and Company experience.
(c)The 1958 Commissioner's Standard Ordinary Table, 1964 modified and 1987 Commissioner's Disability Tables and Company experience.

   Assumptions as to persistency are based on the Company's experience.

   As described in Note 5, on April 15, 2004 we reinsured our in-force variable annuity contracts, excluding Retirement Answer, to UFLIC, effective as of January 1, 2004. We have continued to sell variable annuities and are retaining that business for our own account.

   Our variable annuity contracts provide a basic GMDB, which provides a minimum account value to be paid on the annuitant's death. Our contractholders have the option to purchase through riders, at an additional charge, enhanced death benefits. Our separate account guarantees are predominately death benefits; we also have some guaranteed minimum withdrawal benefits.

   The total account value (excluding the block of business reinsured through the transaction mentioned above) of our variable annuities with death benefits, including both separate account and fixed account assets, is approximately $1,929.4 million and $1,003.9 million at December 31, 2005 and 2004, respectively, with related death benefit exposure (or net amount at risk) of approximately $8.2 million and $3.4 million at December 31, 2005 and 2004, respectively. The liability for our variable annuity contracts with death benefits net of reinsurance is $2.3 million and $0.5 million at December 31, 2005 and 2004, respectively.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   The assets supporting the separate accounts of the variable contracts are primarily mutual fund equity securities and are reflected in our Consolidated Balance Sheet at fair value and reported as summary total separate account assets with an equivalent summary total reported for liabilities. Amounts assessed against the contactholders for mortality, administrative, and other services are included in revenues. Changes in liabilities for minimum guarantees are included in benefits and other changes in policy reserves.

   Separate account net investment income, net investment gains and losses, and the related liability changes are offset within the same line item in the Consolidated Statement of Income. There were no gains or losses on transfers of assets from the general account to the separate account.

(7)Income Taxes

   The total provision (benefit) for income taxes for the years ended December 31, consisted of the following components:

(Dollar amounts in millions)                            2005     2004    2003
----------------------------                           ------  -------  ------
Current federal income tax............................ $(13.2) $  34.2  $(21.4)
Deferred federal income tax...........................   37.2   (166.6)   18.3
                                                       ------  -------  ------
   Total federal income tax...........................   24.0   (132.4)   (3.1)
                                                       ------  -------  ------
Current state income tax..............................   (0.8)    (3.5)     --
Deferred state income tax.............................    2.1     (7.4)     --
                                                       ------  -------  ------
   Total state income tax.............................    1.3    (10.9)     --
                                                       ------  -------  ------
       Total provision (benefit) for income taxes..... $ 25.3  $(143.3) $ (3.1)
                                                       ======  =======  ======

   The reconciliation of the federal statutory rate to the effective income tax rate for the years ended December 31, is as follows:

(Dollar amounts in millions)                         2005    2004    2003
----------------------------                        -----  ------   -----
Statutory U.S. federal income tax rate.............  35.0%   35.0%   35.0%
State income tax, net of federal income tax benefit   1.6    (4.2)   (0.1)
Non-deductible goodwill impairment.................  36.8    37.8      --
Dividends-received deduction....................... (17.4)  (11.9)  (53.1)
Reinsurance transactions with UFLIC................    --  (315.9)     --
Other, net.........................................  (9.8)    0.4    (0.8)
                                                    -----  ------   -----
   Effective rate..................................  46.2% (258.8)% (19.0)%
                                                    =====  ======   =====

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   The components of the net deferred income tax asset as of December 31, are as follows:

(Dollar amounts in millions)                       2005   2004
----------------------------                      ------ ------
Assets:
   Future annuity and contract benefits.......... $ 55.8 $ 65.7
   Accrued expenses..............................   48.6   17.5
   Deferred tax losses...........................     --   11.0
   Other.........................................   17.5   28.8
                                                  ------ ------
       Total deferred income tax asset...........  121.9  123.0
                                                  ------ ------
Liabilities:
   Net unrealized gains on investment securities.    6.7   38.7
   Net unrealized gains on derivatives...........    0.6    1.9
   Investments...................................    6.1   10.4
   Present value of future profits...............   20.1   22.4
   Deferred acquisition costs....................   57.8    4.5
   Other.........................................   30.5   39.2
                                                  ------ ------
       Total deferred income tax liability.......  121.8  117.1
                                                  ------ ------
       Net deferred income tax asset............. $  0.1 $  5.9
                                                  ====== ======

   Based on our analysis, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable us to realize remaining deferred tax assets. Accordingly, no valuation allowance for deferred tax assets is deemed necessary.

   We paid federal and state taxes of $15.5 million, $38.1 million and $7.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

   At December 31, 2005 and 2004, the net deferred income tax asset was $0.1 million and $5.9 million, respectively. At December 31, 2005 and 2004, the current income tax receivable was $1.2 million and $2.6 million, respectively.

(8)Related Party Transactions

   We and other direct and indirect subsidiaries of Genworth are parties to an amended and restated services and shared expenses agreement under which each company agrees to provide and each company agrees to receive certain general services. These services include, but are not limited to, data processing, communications, marketing, public relations, advertising, investment management, human resources, accounting, actuarial, legal, administration of agent and agency matters, purchasing, underwriting and claims. Under the terms of the agreement, settlements are made quarterly.

   Under this agreement, amounts incurred for these items aggregated $124.7 million, $117.7 million and $47.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. We also charge affiliates for certain services and for the use of facilities and equipment, which aggregated $65.0 million, $65.9 million and $93.7 million for the years ended December 31, 2005, 2004 and 2003, respectively.

   We pay GE Asset Management Incorporated ("GEAM"), an affiliate of GE, for investment services under an investment management agreement. We paid $2.5 million, $3.9 million and $10.5 million in 2005, 2004 and 2003, respectively, to GEAM under this agreement. We also pay Genworth, our ultimate parent, for investment related services. We paid $6.3 million and $3.0 million to Genworth in 2005 and 2004, respectively. We were not assessed these charges in 2003.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   We pay interest on outstanding amounts under a credit funding agreement with GNA Corporation, the parent company of GLIC. We have a credit line of $500.0 million with GNA Corporation. Interest expense under this agreement was $0.2 million, $0.1 million and $0.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. We pay interest at the cost of funds of GNA Corporation, which were 4.3%, 2.2% and 1.3%, as of December 31, 2005, 2004 and 2003, respectively. There was no amount outstanding as of December 31, 2005. The amount outstanding as of December 31, 2004 was $10.7 million and was included with other liabilities in the Consolidated Balance Sheets.

(9)Commitments and Contingencies

  Commitments

   We have certain investment commitments to provide fixed-rate commercial mortgage loans. The investment commitments, which would be collateralized by related properties of the underlying investments and held for investment purposes, involve varying elements of credit and market risk. We are committed to fund $1.6 million and $6.1 million as of December 31, 2005 and 2004, respectively, in U.S. mortgage loans, which will be held for investment purposes.

   We have limited partnership commitments outstanding of $0.3 million and $0.4 million at December 31, 2005 and December 31, 2004, respectively.

  Litigation

   We face a significant risk of litigation and regulatory investigations and actions in the ordinary course of operating our businesses, including class action lawsuits. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operate. Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive and treble damages, which may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our financial condition and results of operations. Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, we could suffer significant reputational harm, which could have an adverse effect on our business, financial condition or results of operations. At this time, it is not feasible to predict or determine the ultimate outcomes of all pending investigations and legal proceedings or to provide reasonable ranges of potential losses.

  Guarantees

   We guaranteed the payment of certain structured settlement benefits sold by Assigned Settlement, Inc., our wholly-owned subsidiary, from March 2004 through December 2005 which were funded by products of our parent and one of our affiliates. The structured settlement reserves related to this guarantee were $275.1 million as of December 31, 2005.

(10)Fair Value of Financial Instruments

   Assets and liabilities that are reflected in the Consolidated Financial Statements at fair value are not included in the following disclosure of fair value; such items include cash and cash equivalents, investment securities, separate accounts, other invested assets and derivative financial instruments. Other financial assets and liabilities -- those not carried at fair value or disclosed separately -- are discussed below. Apart from certain of our borrowings, certain derivative instruments and certain marketable securities, few of the instruments discussed below are actively traded and their fair values must often be determined using models. The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the financial instrument.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   The basis on which we estimate fair values is as follows:

   Commercial mortgage loans. Based on quoted market prices, recent transactions and/or discounted future cash flows, using current market rates at which similar loans would have been made to similar borrowers.

   Other financial instruments. Based on comparable market transactions, discounted future cash flows, quoted market prices and/or estimates of the cost to terminate or otherwise settle obligations.

   Borrowings. Based on market quotes or comparables.

   Investment contract benefits. Based on expected future cash flows, discounted at currently offered discount rates for immediate annuity contracts or cash surrender value for single premium deferred annuities.

   All other instruments. Based on comparable market transactions, discounted future cash flows, quoted market prices and /or estimates of the cost to terminate or otherwise settle obligations.

   The following represents the fair value of financial assets and liabilities as of December 31:

                                                                2005                         2004
                                                    ---------------------------- ----------------------------
                                                    Notional Carrying Estimated  Notional Carrying Estimated
(Dollar amounts in millions)                         amount   amount  fair value  amount   amount  fair value
----------------------------                        -------- -------- ---------- -------- -------- ----------
Assets:
   Commercial mortgage loans.......................   $ (a)  $1,042.1  $1,054.7   $  (a)  $1,207.7  $1,252.4
   Other financial instruments.....................     (a)      19.6      27.0      (a)      23.1      27.1
Liabilities:
   Borrowings and related instruments:.............
       Borrowings..................................     (a)        --        --      (a)      10.7      10.7
       Investment contract benefits................     (a)   5,888.3   5,835.0      (a)   7,267.9   7,276.0
Other firm commitments:
   Ordinary course of business lending commitments.    1.6         --        --    31.5         --        --
   Commitments to fund limited partnerships........    0.3         --        --     0.4         --        --

--------
(a)These financial instruments do not have notional amounts.

(11)Non-controlled Entities

   One of the most common forms of off-balance sheet arrangements is asset securitization. We use GE Capital sponsored and third party entities to facilitate asset securitizations. As part of this strategy, management considers the relative risks and returns of our alternatives and predominately uses GE Capital-sponsored entities. Management believes these transactions could be readily executed through third party entities at insignificant incremental cost.

   The following table summarizes the current balance of assets sold to SPEs as of December 31:

(Dollar amounts in millions)   2005   2004
----------------------------  ------ ------
Assets secured by:
   Commercial mortgage loans. $ 96.5 $112.7
   Fixed maturities..........   66.1   86.4
   Other receivables.........   91.5   98.8
                              ------ ------
       Total assets.......... $254.1 $297.9
                              ====== ======

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   Each of the categories of assets shown in the table above represents portfolios of assets that are highly rated. Examples of each category include: commercial mortgage loans -- loans on diversified commercial property; fixed maturities -- domestic and foreign, corporate and government securities; other receivables -- primarily policy loans.

   We evaluate the economic, liquidity and credit risk related to the above SPEs and believe that the likelihood is remote that any such arrangements could have a significant adverse effect on our operations, cash flows, or financial position. Financial support for certain SPEs is provided under credit support agreements, in which Genworth provides limited recourse for a maximum of $119 million of credit losses in such entities. Assets with credit support are funded by demand notes that are further enhanced with support provided by GE Capital. We may record liabilities, for such guarantees based on our best estimate of probable losses. To date, no SPE has incurred a loss.

   Sales of securitized assets to SPEs result in a gain or loss amounting to the net of sales proceeds, the carrying amount of net assets sold, the fair value of servicing rights and retained interests and an allowance for losses. There were no off-balance sheet securitization transactions in 2005, 2004 and 2003.

   Retained interests and recourse obligations related to such sales that are recognized in our consolidated financial statements are as follows:

                                 December 31,
                             ---------------------
                                2005       2004
                             ---------- ----------
                                  Fair       Fair
(Dollar amounts in millions) Cost value Cost value
---------------------------- ---- ----- ---- -----
Retained interests -- assets $8.0 $10.4 $9.7 $11.5
Servicing assets............   --    --   --    --
Recourse liability..........   --    --   --    --
                             ---- ----- ---- -----
Total....................... $8.0 $10.4 $9.7 $11.5
                             ==== ===== ==== =====

   Retained interests. In certain securitization transactions, we retain an interest in transferred assets. Those interests take various forms and may be subject to credit prepayment and interest rate risks. When we securitize receivables, we determine fair value based on discounted cash flow models that incorporate, among other things, assumptions including credit losses, prepayment speeds and discount rates. These assumptions are based on our experience, market trends and anticipated performance related to the particular assets securitized. Subsequent to recording retained interests, we review recorded values quarterly in the same manner and using current assumptions.

   Servicing assets. Following a securitization transaction, we retain the responsibility for servicing the receivables, and as such, are entitled to receive an ongoing fee based on the outstanding principal balances of the receivables. There are no servicing assets nor liabilities recorded as the benefits of servicing the assets are adequate to compensate an independent servicer for its servicing responsibilities.

   Recourse liability. As described previously, under credit support agreements we provide recourse for credit losses in special purpose entities. We provide for expected credit losses under these agreements and such amounts approximate fair value.

(12)Restrictions on Dividends

   Insurance companies are restricted by state regulations departments as to the aggregate amount of dividends they may pay to their parent in any consecutive twelve-month period without regulatory approval. Generally, dividends may be paid out of earned surplus without approval with thirty days prior written notice within certain limits. The limits are generally

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)

based on the lesser of 10% of the prior year surplus or prior year net gain from operations. Dividends in excess of the prescribed limits or our earned surplus require formal approval from the Commonwealth of Virginia State Corporation Commission, Bureau of Insurance. Based on statutory results as of December 31, 2005, we are able to distribute $33.0 million in dividends in 2006 without obtaining regulatory approval.

   In 2005, we declared and paid a common stock dividend of $440.3 million consisting of securities. In 2004, concurrently with the consummation of the reinsurance transactions with UFLIC, we paid a dividend to our stockholder consisting of cash and securities. A portion of this dividend, together with amounts paid by certain of our affiliates, was used by GE Financial Assurance Holdings, Inc. to make a capital contribution to UFLIC. The aggregate value of the dividend was $409.5 million, consisting of cash in the amount of $30.4 million and securities in the amount of $379.1 million.

   In addition to the common stock dividends, we declared and paid preferred stock dividends of $9.6 million for each of the years ended December 31, 2005, 2004 and 2003.

(13)Supplementary Financial Data

   We file financial statements with state insurance regulatory authorities and the NAIC that are prepared on an accounting basis prescribed by such authorities (statutory basis). Statutory accounting practices differ from U.S. GAAP in several respects, causing differences in reported net income and stockholders' equity. Permitted statutory accounting practices encompass all accounting practices not so prescribed but that have been specifically allowed by state insurance authorities. We have no permitted accounting practices.

   For the years ended December 31, statutory net (loss) income and statutory capital and surplus is summarized below:

(Dollar amounts in millions)   2005   2004   2003
----------------------------  ------ ------ ------
Statutory net income (loss).. $144.4 $105.8 $(28.0)
Statutory capital and surplus  476.0  817.2  562.4

   The NAIC has adopted Risk Based Capital ("RBC") requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with
(i) asset risk, (ii) insurance risk, (iii) interest rate risk and (iv) business risks. The RBC formula is designated as an early warning tool for the states to identify possible under-capitalized companies for the purpose of initiating regulatory action. In the course of operations, we periodically monitor our RBC level. At December 31, 2005 and 2004, we exceeded the minimum required RBC levels.

(14)Operating Segment Information

   Our operations are conducted under two reporting segments corresponding to customer needs: (1) Retirement Income and Investments and (2) Protection.

   Retirement Income and Investments is comprised of products offered to individuals who want to accumulate tax-deferred assets for retirement, desire a tax-efficient source of income and seek to protect against outliving their assets and to institutions seeking investment products.

   Protection is comprised of products offered to consumers to provide protection against financial hardship after the death of an insured and to protect income and assets from the adverse economic impacts of significant health care costs. See Note (1)(c) for further discussion of our principal product lines within these two segments.

   We also have a Corporate and Other segment, which consists primarily of net realized investment gains (losses), unallocated corporate income, expenses and income taxes.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   We use the same accounting policies and procedures to measure segment earnings and assets as we use to measure our consolidated net income and assets. Segment earnings are generally income before income taxes and cumulative effect of accounting change. Realized gains (losses), net of taxes, are allocated to the Corporate and Other segment. Segment earnings represent the basis on which the performance of our business is assessed by management. Premiums and fees, other income, benefits and acquisition and operating expenses and policy related amortization are attributed directly to each operating segment. Net investment income and invested assets are allocated based on the assets required to support the underlying liabilities and capital of the products included in each segment.

   The following is a summary of industry segment activity for December 31, 2005, 2004 and 2003:

2005                                                                Retirement
----                                                                Income and             Corporate
(Dollar amounts in millions)                                        Investments Protection and Other Consolidated
----------------------------                                        ----------- ---------- --------- ------------
Net investment income..............................................  $   229.5   $  141.0  $   41.2   $   411.7
Net realized investment losses.....................................         --         --      (4.5)       (4.5)
Premiums...........................................................        0.1      103.4        --       103.5
Other revenues.....................................................       58.6      135.9        --       194.5
                                                                     ---------   --------  --------   ---------
   Total revenues..................................................      288.2      380.3      36.7       705.2
                                                                     ---------   --------  --------   ---------
Interest credited, benefits and other changes in policy reserves...      194.1      265.4        --       459.5
Acquisition and operating expenses, net of deferrals...............       33.3       34.6      22.0        89.9
Amortization of deferred acquisition costs and intangibles.........       20.1       80.9        --       101.0
                                                                     ---------   --------  --------   ---------
   Total benefits and expenses.....................................      247.5      380.9      22.0       650.4
                                                                     ---------   --------  --------   ---------
   Income (loss) before income taxes...............................       40.7       (0.6)     14.7        54.8
   Provision (benefit) for income taxes............................        3.2       20.2       1.9        25.3
                                                                     ---------   --------  --------   ---------
   Net income (loss)...............................................  $    37.5   $  (20.8) $   12.8   $    29.5
                                                                     =========   ========  ========   =========
Total assets.......................................................  $15,507.4   $2,680.0  $  694.6   $18,882.0
                                                                     =========   ========  ========   =========

                                                                    Retirement
                                                                    Income and             Corporate
2004                                                                Investments Protection and Other Consolidated
----                                                                ----------- ---------- --------- ------------
(Dollar amounts in millions)
----------------------------
Net investment income..............................................  $   238.5   $  140.3  $   42.2   $   421.0
Net realized investment gains......................................         --         --       5.7         5.7
Premiums...........................................................        0.4       96.4        --        96.8
Other revenues.....................................................       40.0      136.4        --       176.4
                                                                     ---------   --------  --------   ---------
   Total revenues..................................................      278.9      373.1      47.9       699.9
                                                                     ---------   --------  --------   ---------
Interest credited, benefits and other changes in policy reserves...      202.4      271.6        --       474.0
Acquisition and operating expenses, net of deferrals...............       17.1       31.1      15.0        63.2
Amortization of deferred acquisition costs and intangibles.........       78.6       28.7        --       107.3
                                                                     ---------   --------  --------   ---------
   Total benefits and expenses.....................................      298.1      331.4      15.0       644.5
                                                                     ---------   --------  --------   ---------
   Income (loss) before cumulative effect of change in accounting
     principle.....................................................      (19.2)      41.7      32.9        55.4
   Provision (benefit) for income taxes............................        8.2       14.8    (166.3)     (143.3)
                                                                     ---------   --------  --------   ---------
   Income (loss) before cumulative effect of change in accounting
     principle.....................................................      (27.4)      26.9     199.2       198.7
   Cumulative effect of change in accounting principle, net of tax.        0.7         --        --         0.7
                                                                     ---------   --------  --------   ---------
   Net income (loss)...............................................  $   (26.7)  $   26.9  $  199.2   $   199.4
                                                                     =========   ========  ========   =========
Total assets.......................................................  $16,742.4   $2,748.2  $1,347.3   $20,837.9
                                                                     =========   ========  ========   =========

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)

                                                                 Retirement
                                                                 Income and             Corporate
2003                                                             Investments Protection and Other Consolidated
----                                                             ----------- ---------- --------- ------------
(Dollar amounts in millions)
----------------------------
Net investment income (loss)....................................   $402.7      $152.5    $(17.2)     $538.0
Net realized investment gains...................................       --          --       3.9         3.9
Premiums........................................................     (1.7)      105.7        --       104.0
Other revenues..................................................    150.8       143.8       0.3       294.9
                                                                   ------      ------    ------      ------
   Total revenues...............................................    551.8       402.0     (13.0)      940.8
                                                                   ------      ------    ------      ------
Interest credited, benefits and other changes in policy reserves    362.0       294.3        --       656.3
Acquisition and operating expenses, net of deferrals............     46.4        55.3      47.3       149.0
Amortization of deferred acquisition costs and intangibles......     84.9        34.0        --       118.9
                                                                   ------      ------    ------      ------
   Total benefits and expenses..................................    493.3       383.6      47.3       924.2
                                                                   ------      ------    ------      ------
   Income (loss) before income taxes............................     58.5        18.4     (60.3)       16.6
   Provision (benefit) for income taxes.........................     14.7         6.5     (24.3)       (3.1)
                                                                   ------      ------    ------      ------
   Net income (loss)............................................   $ 43.8      $ 11.9    $(36.0)     $ 19.7
                                                                   ======      ======    ======      ======

(15)Quarterly Financial Data (unaudited)

   Our unaudited summarized quarterly financial data for the years ended December 31, were as follows:

                                                   First Quarter Second Quarter Third Quarter  Fourth Quarter
                                                   ------------- -------------  -------------- -------------
(Dollar amounts in millions)                        2005   2004   2005    2004   2005    2004   2005    2004
----------------------------                       ------ ------ ------  ------ ------  ------ ------  ------
Net investment income............................. $107.8 $129.1 $ 98.1  $ 84.4 $101.5  $100.0 $104.3  $107.5
                                                   ====== ====== ======  ====== ======  ====== ======  ======
Total revenues.................................... $184.1 $232.2 $170.9  $119.0 $172.3  $174.5 $177.9  $174.2
                                                   ====== ====== ======  ====== ======  ====== ======  ======
Earnings (loss) before cumulative effect of change
  in accounting principle (1)..................... $ 27.0 $  6.5 $ 15.4  $150.4 $(37.9) $ 19.0 $ 25.0  $ 22.8
                                                   ====== ====== ======  ====== ======  ====== ======  ======
Net income (loss)................................. $ 27.0 $  7.2 $ 15.4  $150.4 $(37.9) $ 19.0 $ 25.0  $ 22.8
                                                   ====== ====== ======  ====== ======  ====== ======  ======

--------
(1)See note 1 (t) of the Consolidated Financial Statements.

   The Consolidated Statements of Cash Flows previously reported in our 2005 quarterly reports on Form 10-Q have been revised to reflect changes in the treatment of net receivable/payable from unsettled investment purchases and sales. These changes previously classified within cash flows from operating activities have been reclassified to cash flows from investing activities, as such balances pertained to investments.

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2005, 2004 and 2003
                         (Dollar amounts in millions)


   As a result of the revisions, previously reported cash flows from operating activities and cash flows from investing activities were increased or decreased for the following periods:

                                    Three months ended Six months ended Nine months ended
                                       March 31,           June 30,       September 30,
                                    -----------------  ---------------  ----------------
(Dollar amounts in millions)          2005     2004     2005     2004     2005     2004
----------------------------        -------   ------   ------  -------  --------  ------
Net cash from operating activities:
   As originally reported.......... $  41.6   $ 99.1   $143.8  $  35.8  $   73.9  $281.6
   Impact of revisions.............   274.8     59.0     47.4    112.5      99.7   (16.7)
                                    -------   ------   ------  -------  --------  ------
   Revised......................... $ 316.4   $158.1   $191.2  $ 148.3  $  173.6  $264.9
                                    =======   ======   ======  =======  ========  ======
Net cash from investing activities:
   As originally reported.......... $ 534.4   $169.0   $880.8  $ 308.6  $1,130.1  $231.4
   Impact of revisions.............  (274.8)   (59.0)   (47.4)  (112.5)    (99.7)   16.7
                                    -------   ------   ------  -------  --------  ------
   Revised......................... $ 259.6   $110.0   $833.4  $ 196.1  $1,030.4  $248.1
                                    =======   ======   ======  =======  ========  ======

   The revisions have no impact on the total change in cash and cash equivalents within our Consolidated Statements of Cash Flows or on our Consolidated Statements of Income or Consolidated Balance Sheets.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Genworth Life and Annuity Insurance Company:

   Under the date of March 10, 2006, we reported on the consolidated balance sheets of Genworth Life and Annuity Insurance Company and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005, which are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules included herein. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedules based on our audits.

   In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

   As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for certain nontraditional long-duration contracts and for separate accounts in 2004.

/s/  KPMG LLP

Richmond, Virginia
March 10, 2006

                                                                     Schedule I

                  GENWORTH LIFE AND ANNUITY INSURANCE COMPANY

      Summary of investments -- other than investments in related parties

                               December 31, 2005

                         (Dollar amounts in millions)

                                                      Amortized
                                                       cost or  Estimated  Carrying
Type of Investment                                      cost    fair value  value
------------------                                    --------- ---------- --------
Fixed maturities:
   Bonds:
       U.S. government, agencies and authorities..... $   70.2   $   70.2  $   70.2
       Government -- non U.S.........................    101.9      111.4     111.4
       Public utilities..............................    353.9      357.2     357.2
       All other corporate bonds.....................  4,400.7    4,421.6   4,421.6
                                                      --------   --------  --------
          Total fixed maturities.....................  4,926.7    4,960.4   4,960.4
Equity securities....................................     15.3       23.3      23.3
Commercial mortgage loans............................  1,042.1      xxxxx   1,042.1
Policy loans.........................................    158.3      xxxxx     158.3
Other invested assets (1)............................    388.6      xxxxx     387.4
                                                      --------   --------  --------
          Total investments.......................... $6,531.0      xxxxx  $6,571.5
                                                      ========   ========  ========

--------
(1)The amount shown in the Consolidated Balance Sheet for other invested assets differs from cost as other invested assets include derivatives which are reported at estimated fair value.


   See Accompanying Report of Independent Registered Public Accounting Firm.

                                                                   Schedule III

                  GENWORTH LIFE AND ANNUITY INSURANCE COMPANY

                      Supplemental Insurance Information

                         (Dollar amounts in millions)

                                                  Future Annuity
                                                   And Contract                    Other
                                                    Benefits &                  Policyholder
                                                     Liability                  Liabilities
                                       Deferred   For Policy and                 (Excluding
                                      Acquisition    Contract       Unearned      Unearned   Premium
Segment                                  Costs        Claims        Premiums     Premiums)   Revenue
-------                               ----------- --------------- ------------- ------------ --------
December 31, 2005:
   Retirement Income and Investments.   $245.4       $6,095.0        $   --        $184.0     $  0.1
   Protection........................     75.7        2,188.6          22.2           0.9      103.4
   Corporate and Other...............       --             --            --            --         --
                                        ------       --------        ------        ------     ------
       Total.........................   $321.1       $8,283.6        $ 22.2        $184.9     $103.5
                                        ======       ========        ======        ======     ======
December 31, 2004:
   Retirement Income and Investments.   $171.0       $7,474.6        $   --        $210.7     $  0.4
   Protection........................     77.1        2,219.4          24.0           1.2       96.4
   Corporate and Other...............       --             --            --            --         --
                                        ------       --------        ------        ------     ------
       Total.........................   $248.1       $9,694.0        $ 24.0        $211.9     $ 96.8
                                        ======       ========        ======        ======     ======
December 31, 2003:
   Retirement Income and Investments.                                                         $ (1.7)
   Protection........................                                                          105.7
   Corporate and Other...............                                                             --
                                                                                              ------
       Total.........................                                                         $104.0
                                                                                              ======

                                                     Interest                   Amortization
                                                    Credited &     Acquisition  of Deferred
                                          Net      Benefits and   and Operating Acquisition
                                      Investment   Other Changes  Expenses, net  Costs and   Premiums
Segment                                 Income    Policy Reserves of deferrals  Intangibles  Written
-------                               ----------- --------------- ------------- ------------ --------
December 31, 2005:
   Retirement Income and Investments.   $229.5       $  194.1        $ 33.3        $ 20.1     $  0.4
   Protection........................    141.0          265.4          34.6          80.9      102.7
   Corporate and Other...............     41.2             --          22.0            --         --
                                        ------       --------        ------        ------     ------
       Total.........................   $411.7       $  459.5        $ 89.9        $101.0     $103.1
                                        ======       ========        ======        ======     ======
December 31, 2004:
   Retirement Income and Investments.   $238.5       $  202.4        $ 17.1        $ 78.6     $  0.3
   Protection........................    140.3          271.6          31.1          28.7       97.1
   Corporate and Other...............     42.2             --          15.0            --         --
                                        ------       --------        ------        ------     ------
       Total.........................   $421.0       $  474.0        $ 63.2        $107.3     $ 97.4
                                        ======       ========        ======        ======     ======
December 31, 2003:
   Retirement Income and Investments.   $402.7       $  362.0        $ 46.4        $ 84.9     $ (1.7)
   Protection........................    152.5          294.3          55.3          34.0      105.4
   Corporate and Other...............    (17.2)            --          47.3            --         --
                                        ------       --------        ------        ------     ------
       Total.........................   $538.0       $  656.3        $149.0        $118.9     $103.7
                                        ======       ========        ======        ======     ======

   See Accompanying Report of Independent Registered Public Accounting Firm.

                                    PART C

                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

   (a) Financial Statements

   All required financial statements are included in Part B of this Registration Statement.

   (b) Exhibits


(1)(a) Resolution of the Board of Directors of GE Life and Annuity Assurance
       Company authorizing the GE Life & Annuity Separate Account 7.
       Previously filed on April 20, 2006 with the initial Registration
       Statement on Form N-4 to Genworth Life & Annuity VA Separate Account
       2 (File No. 333-133425) and incorporated herein.

(1)(b) Resolution of Board of Directors of GE Life and Annuity Assurance
       Company authorizing the change in name of GE Life & Annuity Separate
       Account 7 to Genworth Life & Annuity VA Separate Account 2.
       Previously filed on April 20, 2006 with the initial Registration
       Statement on Form N-4 to Genworth Life & Annuity VA Separate Account
       2 (File No. 333-133425) and incorporated herein.

(2)    Not applicable.

(3)(a) Underwriting Agreement between Genworth Life and Annuity Insurance
       Company and Capital Brokerage Corporation. Filed herewith.

(3)(b) Form of Dealer Sales Agreement. Filed herewith.

(4)    Form of contract. Previously filed on April 20, 2006 with the initial
       Registration Statement on Form N-4 to Genworth Life & Annuity VA
       Separate Account 2 (File No. 333-133425) and incorporated herein.

(5)    Form of Application. Filed herewith.

(6)(a) Amended and Restated Articles of Incorporation of Genworth Life and
       Annuity Insurance Company. Previously filed on January 3, 2006 with
       Post-Effective Amendment No. 23 on Form N-4 to Genworth Life &
       Annuity VA Separate Account 1, File No. 333-63531 and incorporated herein.

(6)(b) By-Laws of Genworth Life and Annuity Insurance Company. Previously filed on January 3, 2006 with Post-Effective Amendment No. 23 on Form
       N-4 to Genworth Life & Annuity VA Separate Account 1, File No.
       333-63531 and incorporated herein.

(7)    Not applicable.

(8)    Form of Participation Agreement among Genworth Life and Annuity
       Insurance Company, GE Investment Funds, Inc. and GE Investments
       Distributors, Inc. Previously filed on April 20, 2006 with the initial Registration Statement on Form N-4 to Genworth Life & Annuity
       VA Separate Account 2 (File No. 333-133425) and incorporated herein.

(9) Opinion and Consent of Counsel. Previously filed on April 20, 2006 with the initial Registration Statement on Form N-4 to Genworth Life
       & Annuity VA Separate Account 2 (File No. 333-133425) and incorporated herein.

(10) Consent of Independent Registered Public Accounting Firm. Previously filed on April 20, 2006 with the initial Registration Statement on Form N-4 to Genworth Life & Annuity VA Separate Account 2 (File No.
       333-133425) and incorporated herein.

(11)   Not applicable.

(12)   Not applicable.

Item 25.  Directors and Officers of the Depositor

Name                                 Positions and Offices with Depositor
----                                 ------------------------------------
Paul A. Haley             Director, Senior Vice President and Chief Actuary

Robert T. Methven         Director and Senior Vice President

Daniel C. Munson          Director and Senior Vice President

Leon E. Roday(3)          Director and Senior Vice President

Pamela S. Schutz          Chairperson of the Board, President and Chief Executive
                          Officer

Geoffrey S. Stiff         Director and Senior Vice President

Thomas M. Stinson(2)      Director and Senior Vice President

Brian W. Haynes           Director and Senior Vice President

John G. Apostle II        Senior Vice President and Chief Compliance Officer

Thomas E. Duffy           Senior Vice President, General Counsel and Secretary

J. Kevin Helmintoller     Senior Vice President and Chief Financial Officer

William R. Wright, Jr.(4) Senior Vice President and Chief Investment Officer

James H. Reinhart         Senior Vice President

Shannon M. Fischer        Senior Vice President

Heather C. Harker         Vice President and Associate General Counsel

John A. Zelinske          Vice President and Controller

Gary T. Prizzia(1)        Treasurer

The principal business address for those listed above is Genworth Life and Annuity Insurance Company, 6610 W. Broad Street, Richmond, VA 23230 unless otherwise noted.

(1) The principal business address is Genworth Financial, Inc., 6604 W. Broad Street, Richmond, Virginia 23230.

(2) The principal business address is Genworth Financial, Inc., 6630 W. Broad Street, Richmond, Virginia 23230.

(3) The principal business address is Genworth Financial, Inc., 6620 W. Broad Street, Richmond, Virginia 23230.

(4) The principal business address is Genworth Financial, Inc., 3001 Summer Street, Stamford, Connecticut 06905.

Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant

                                  [FLOW CHART]



Item 27.  Number of Contract Owners

   Not applicable.

Item 28.  Indemnification

   Sections 13.1-876 and 13.1-881 of the Code of Virginia, in brief, allow a corporation to indemnify any person made party to a proceeding because such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he believed that (a) in the case of conduct in his official capacity with the corporation, his conduct was in its best interests; and (b) in all other cases, his conduct was at least not opposed to the corporation's best interests and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director, officer, employee, or agent of the corporation did not meet the standard of conduct described. A corporation may not indemnify a director, officer, employee, or agent of the corporation in connection with a proceeding by or in the right of the corporation, in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his official capacity, in which such person was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under these sections of the Code of Virginia in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

   Genworth Life and Annuity Insurance Company's Articles of Incorporation provide that Genworth Life and Annuity Insurance Company shall, and may through insurance coverage, indemnify any directors or officers who are a party to any proceeding by reason of the fact that he or she was or is a director or officer of Genworth Life and Annuity Insurance Company against any liability incurred by him or her in connection with such proceeding, unless he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Such indemnification covers all judgments, settlements, penalties, fines and reasonable expenses incurred with respect to such proceeding. If the person involved is not a director or officer of Genworth Life and Annuity Insurance Company, the board of directors may cause Genworth Life and Annuity Insurance Company to indemnify, or contract to indemnify, to the same extent allowed for its directors and officers, such person who was, is or may become a party to any proceeding, by reason of the fact that he or she is or was an employee or agent of Genworth Life and Annuity Insurance Company, or is or was serving at the request of Genworth Life and Annuity Insurance Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

                                    *  *  *

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the depositor pursuant to the foregoing provisions, or otherwise, the depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the depositor of expenses incurred or paid by a director, officer or controlling person of the depositor in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

   (a) Capital Brokerage Corporation is the principal underwriter of the Contracts as defined in the Investment Company Act of 1940, and is also the principal underwriter for flexible premium variable annuity contracts and variable life insurance policies issued through Genworth Life & Annuity VL Separate Account 1 (formerly, GE Life & Annuity Separate Account II) and Genworth Life & Annuity VA Separate Account 1 (formerly, GE Life & Annuity Separate Account 4).

   (b)

       Name                  Address            Positions and Offices with Underwriter
       ----                  -------            --------------------------------------
James J. Buddle..... 6620 W. Broad St.        Director
                     Richmond, VA 23230
Robert T. Methven... 6610 W. Broad St.        Director, President and Chief Executive
                     Richmond, VA 23230       Officer
Geoffrey S. Stiff... 6610 W. Broad St.        Director and Senior Vice President
                     Richmond, VA 23230
Richard P. McKenney. 6620 W. Broad St.        Senior Vice President
                     Richmond, VA 23230
Edward J. Wiles, Jr. 3001 Summer St.,         Senior Vice President and Chief Compliance
                     2nd Floor                Officer
                     Stamford, CT 06905
Ward E. Bobitz...... 6620 W. Broad Street     Vice President and Assistant Secretary
                     Richmond, VA 23230
Brenda A. Daglish... 6604 West Broad St.      Vice President and Assistant Treasurer
                     Richmond, VA 23230
William E. Daner,    6610 W. Broad St.        Vice President, Counsel and Secretary
  Jr................ Richmond, VA 23230
J. Kevin             6610 W. Broad Street     Vice President and Chief Financial Officer
  Helmintoller...... Richmond, Virginia 23230

       Name                 Address         Positions and Offices with Underwriter
       ----                 -------         --------------------------------------
James H. Reinhart... 6610 W. Broad St.     Vice President
                     Richmond, VA 23230
John A. Zelinske.... 6610 W. Broad St.     Vice President and Controller
                     Richmond, VA 23230
James J. Kuncl...... 200 N. Martingale Rd. Vice President
                     Schaumburg, IL 60173
Scott R. Lindquist.. 6620 W. Broad St.     Vice President
                     Richmond, VA 23230
Gary T. Prizzia..... 6620 W. Broad Street  Treasurer
                     Richmond, VA 23230
Russell L. Rubino... 6620 W. Broad St.     Vice President
                     Richmond, VA 23230
Bonnie C. Turner.... 6610 W. Broad St.     Vice President and Financial & Operations
                     Richmond, VA 23230    Principal

                                   (2)
                                   Net
                              Underwriting        (3)           (4)
             (1)              Discounts and  Compensation    Brokerage      (5)
Name of Principal Underwriter  Commissions   on Redemption  Commissions Compensation
----------------------------- -------------  -------------  ----------- ------------
Capital Brokerage Corporation Not Applicable Not Applicable     7.5%    $83.3 million

Item 30.  Location of Accounts and Records

   All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules under it are maintained by Genworth Life and Annuity Insurance Company at 6610 West Broad Street, Richmond, Virginia 23230.

Item 31.  Management Services


   Not applicable.


Item 32.  Undertakings

   (a) Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

   (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

   (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Genworth Life and Annuity Insurance Company at the address or phone number listed in the prospectus.

  STATEMENT PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940.

   (d) Genworth Life and Annuity Insurance Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Genworth Life and Annuity Insurance Company.

  STATEMENT PURSUANT TO RULE 6C-7 OF THE INVESTMENT COMPANY ACT OF 1940

   Genworth Life and Annuity Insurance Company offers and will offer Contracts to participants in the Texas Optional Retirement Program. In connection therewith, Genworth Life and Annuity Insurance Company and Genworth Life & Annuity VA Separate Account 2 rely on 17 C.F.R. Section 270.6c-7 and represent that the provisions of paragraphs (a)-(d) of the Rule have been or will be complied with.

  SECTION 403(B) OF THE INTERNAL REVENUE CODE REPRESENTATIONS

   Genworth Life and Annuity Insurance Company represents that in connection with its offering of Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, as amended, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the County of Henrico, and Commonwealth of Virginia, on the 28th day of July, 2006.


                                    GENWORTH LIFE & ANNUITY VA SEPARATE ACCOUNT
                                      2
                                    (Registrant)

                                    By:         /s/  GEOFFREY S. STIFF
                                        ---------------------------------------
                                                   Geoffrey S. Stiff
                                                 Senior Vice President

                                    By: GENWORTH LIFE AND ANNUITY INSURANCE
                                      COMPANY
                                    (Depositor)

                                    By:         /s/  GEOFFREY S. STIFF
                                        ---------------------------------------
                                                   Geoffrey S. Stiff
                                                 Senior Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


               Name                      Title                  Date
               ----                      -----                  ----

      /s/  PAMELA S. SCHUTZ  Chairperson of the Board,      July 28, 2006
      ----------------------   President and Chief
         Pamela S. Schutz      Executive Officer

      ---------------------- Director, Senior Vice          July 28, 2006
          Paul A. Haley        President and Chief Actuary

       /s/  BRIAN W. HAYNES  Director and Senior Vice       July 28, 2006
      ----------------------   President
         Brian W. Haynes

      ---------------------- Director and Senior Vice       July 28, 2006
        Robert T. Methven      President

      /s/  DANIEL C. MUNSON  Director and Senior Vice       July 28, 2006
      ----------------------   President
         Daniel C. Munson

        /s/  LEON E. RODAY   Director and Senior Vice       July 28, 2006
      ----------------------   President
          Leon E. Roday

      /s/  GEOFFREY S. STIFF Director and Senior Vice       July 28, 2006
      ----------------------   President
        Geoffrey S. Stiff

      ---------------------- Director and Senior Vice       July 28, 2006
        Thomas M. Stinson      President

       /s/  THOMAS E. DUFFY  Senior Vice President and      July 28, 2006
      ----------------------   General Counsel
         Thomas E. Duffy

               Name                        Title                  Date
               ----                        -----                  ----

    /s/  J. KEVIN HELMINTOLLER Senior Vice President and      July 28, 2006
    --------------------------   Chief Financial Officer
      J. Kevin Helmintoller

      /s/  JOHN A. ZELINSKE    Vice President and Controller  July 28, 2006
    --------------------------
         John A. Zelinske